     As filed with the Securities and Exchange Commission on April 24, 2003
                                                    Registration No. 333-104265

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-2

                                AMENDMENT NO. 1
                                       TO
                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933

                              --------------------

                         ATLAS PIPELINE PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

            Delaware                                                23-3011077
(State or other jurisdiction of                                  (I.R.S. Employer
 incorporation or organization)                                Identification No.)

                                311 Rouser Road
                            Moon Township, PA 15108
                                 (412) 262-2830
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                               Michael L. Staines
                        Atlas Pipeline Partners GP, LLC
                                311 Rouser Road
                            Moon Township, PA 15108
                                 (412) 262-2830
  (Address, including zip code, and telephone number, including area code, of agent for service)

                    Please send copies of communications to:

        J. Baur Whittlesey, Esq.                               Emanuel Faust, Jr., Esq.
        Lisa A. Ernst, Esq.                                    Jennifer M. Eck, Esq.
        Ledgewood Law Firm, P.C.                               Dickstein Shapiro Morin &
        1521 Locust Street                                     Oshinsky LLP
        Philadelphia, PA 19102                                 2101 L Street, N.W.
        (215) 731-9450                                         Washington, D.C. 20037
                                                               (202) 785-9700

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |_|
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Subject to Completion, dated April 24, 2003

                              950,000 Common Units

                          ATLAS PIPELINE PARTNERS, L.P.

                     Representing Limited Partner Interests


[graphic]ratr;9% r1}

   We are selling 950,000 of our common units representing limited partner interests with this prospectus. We will receive all of the net proceeds of this offering. Our common units are quoted on the American Stock Exchange under the symbol "APL." The last reported sales price of our common units on April 21, 2003 was $25.90.

   Our common units are entitled to receive cash distributions of $0.42 per quarter, or $1.68 on an annualized basis, before any distributions are paid on our subordinated units. We expect this priority to continue until at least January 1, 2005.

   You should read "Risk Factors" beginning on page 16 for a discussion of important factors that you should consider before buying common units.

   These risks include the following:

     o Substantially all of our revenue for the foreseeable future will be derived from gathering fees paid to us by affiliates of our general partner under natural gas gathering agreements.

     o Our ability to maintain or increase our revenues primarily depends upon the ability of affiliates of our general partner to identify, fund and drill new wells for connection to our gathering systems.

     o  Our revenues may fluctuate with changes in natural gas prices.

     o Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our investors, on the other, particularly in connection with supervision of the performance of obligations of the affiliates of our general partner to us.

     o Our business will be managed by our general partner. You will have limited voting rights and limited ability to remove our general partner.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

================================================================================
                                                        Per
                                                    common unit      Total
--------------------------------------------------------------------------------
Public offering price...........................       $             $
--------------------------------------------------------------------------------
Underwriting discounts..........................       $             $
--------------------------------------------------------------------------------
Proceeds, before expenses.......................       $             $

================================================================================

   The underwriters may purchase up to an additional 142,500 common units from us at the public offering price, less the underwriting discount, to cover over-allotments.

   The underwriters expect to deliver the common units against payment in Arlington, Virginia on _______ ___, 2003.

Friedman Billings Ramsey                              McDonald Investments Inc.

                             Sanders Morris Harris

                      Prospectus dated _____________, 2003

   Interstate Public Utility Pipelines to Which Our Gathering Systems Connect


                               [graphic omitted]

                                [picture of map]

                               PROSPECTUS SUMMARY


   Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section, together with our consolidated financial statements and the related notes, before deciding to invest in our common units. For a summary discussion of the tax consequences of an investment in us, see "Summary of Tax Considerations" below.

                                 Atlas Pipeline

   We own and operate natural gas pipeline gathering systems through our operating partnership and its operating subsidiaries. Our primary assets consist of approximately 1,380 miles of intrastate gathering systems located in eastern Ohio, western New York and western Pennsylvania. Our gathering systems currently serve approximately 4,200 wells with an average daily throughput for the three months ended March 31, 2003 of 50.0 million cubic feet, or mmcf, of natural gas and 50.4 mmcf for the year ended December 31, 2002. Our gathering systems provide a means through which well owners and operators can transport the natural gas produced by their wells to public utility pipelines for delivery to customers. To a lesser extent, our gathering systems transport natural gas directly to customers. Our gathering systems currently connect with public utility pipelines operated by Peoples Natural Gas Company, National Fuel Gas Supply, Tennessee Gas Pipeline Company, National Fuel Gas Distribution Company, East Ohio Gas Company, Columbia of Ohio, Consolidated Natural Gas Co., Texas Eastern Pipeline, Columbia Gas Transmission Corp. and Equitable Utilities. We do not engage in storage or gas marketing programs, nor do we engage in the purchase and resale for our own account of natural gas transported through our gathering systems.

   We originally acquired the gathering systems of Atlas America, Inc. and its affiliates, all of which are subsidiaries of Resource America, Inc. (NASDAQ:
REXI), when we commenced operations in January 2000. Throughout this prospectus, we refer to the Resource America energy subsidiaries with which we have contractual relationships, including Atlas America, collectively as "Atlas America," unless specifically stated otherwise. Atlas America and its affiliates sponsor limited and general partnerships to raise funds from investors to explore for natural gas, and produce natural gas and, to a lesser extent, oil from locations in eastern Ohio, western New York and western Pennsylvania. Our gathering system is connected to 3,800 of those wells. Atlas America drilled and connected 73 wells to our gathering systems during the quarter ended March 31, 2003, 195 wells during the year ended December 31, 2002, 196 wells during the year ended December 31, 2001 and 109 wells during the year ended December 31, 2000.

   We are party to an omnibus agreement with Atlas America that is intended to maximize the use and expansion of our gathering systems and the amount of natural gas they transport. Among other things, the omnibus agreement requires Atlas America to install required flow lines and connect wells it operates that are located within 2,500 feet of one of our gathering systems.

   We are also party to natural gas gathering agreements with Atlas America under which it pays us gathering fees generally equal to a percentage, generally 16%, of the gross or weighted average sales price of the natural gas we transport subject, in certain cases, to minimum prices of $0.35 or $0.40 per thousand cubic feet, or mcf. Our business, therefore, depends in large part on the prices at which the natural gas we transport is sold. Due to the volatility of natural gas prices, our gross revenues can vary materially from period to period. During the three months ended March 31, 2003, we received gathering fees of an average of $0.74 per mcf while during the year ended December 31, 2002, our average gathering fee was $0.58 per mcf.

                            Objectives and Strategy

   Our objective is to increase cash flow, earnings and returns to our unitholders by:

     o expanding our existing asset base through construction of extensions necessary to service additional wells drilled by Atlas America and others;

     o expanding our existing asset base through accretive acquisitions of gathering systems from other persons;

     o achieving economies of scale as a result of expanding our operations through extensions and acquisitions; and

     o continuing to strengthen our balance sheet by financing our growth with a combination of long-term debt and equity to provide the financial flexibility to fund future opportunities.

   Since commencing operations in January 2000, we have pursued these objectives by:

     o  adding 360 miles of pipeline to our original system;

     o connecting 632 wells to our pipeline, 573 of which were drilled by Atlas America;

     o acquiring two gathering systems in Ohio and Pennsylvania, aggregating 120 miles of pipeline, with approximately 433 wells connected to those systems; and

     o  upgrading our system and substantially expanding our capacity.

   We believe that our singular focus on gathering systems, the extensive prior experience of our general partner's management in operating gathering systems, our position as one of the largest operators of gathering systems in the Appalachian Basin and our relationship with Atlas America provide us with a competitive advantage in executing our growth strategy to achieve our business objectives.

                            Partnership Information

   We were formed in May 1999 as a Delaware limited partnership and, under our partnership agreement, will be required to dissolve no later than December 31, 2098. We own a 98.9899% limited partnership interest in Atlas Pipeline Operating Partnership, L.P., also a Delaware limited partnership, which owns our gathering systems through subsidiaries. We have no significant assets other than our limited partnership interest in the operating partnership. Our general partner has sole responsibility for conducting our business and managing our operations. As is commonly the case with publicly traded limited partnerships, we do not directly employ any of the persons responsible for our management or operation. Rather, Atlas America personnel manage and operate our business. Our general partner also acts as general partner of the operating partnership. As a consequence, the affairs of the operating partnership are controlled by our general partner and not by us. However, our general partner may not, without the consent of all of our limited partners, consent to any act that would make it impossible to carry on our ordinary business and may not, without the consent of limited partners holding a majority of the outstanding common units and subordinated units, voting as separate classes, dispose of all or substantially all of our assets or the assets of the operating partnership. Our common units are entitled to receive cash distributions of $0.42 per quarter, or $1.68 on an annualized basis, before any distributions are paid on our subordinated units. We expect this priority to continue until at least January 1, 2005. Our general partner owns all of our outstanding 1,641,026 subordinated units.

   Our principal executive offices are located at 311 Rouser Road, Moon Township, Pennsylvania 15108 and our telephone number is (412) 262-2830.

                             Partnership Structure

   The following chart shows our current organization and ownership.

                                [graphic omitted]

        Summary of Conflicts of Interest and Fiduciary Responsibilities

   Our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, because our general partner is a corporate subsidiary of Atlas America, its officers and directors have fiduciary duties to manage its business in a manner beneficial to Atlas America. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Atlas America and its affiliates, on the other hand.

   The following situations, among others, could give rise to conflicts of interest:

     o our general partner determines the amount and timing of asset purchases and sales, capital expenditures, issuances of additional common units, borrowings and reserves, which can impact the amount of distributions to unitholders;

     o our general partner may take actions on our behalf that have the effect of enabling our general partner to receive distributions on its subordinated units;

     o some of the officers of our general partner who will provide services to us will also devote significant time to the businesses of our general partner's affiliates, and competition for their services may develop;

     o the officers of our general partner may make decisions on behalf of Atlas America, as the operator of natural gas wells connected to our gathering systems, as to the volume of gas produced by these wells, and these decisions may affect the volume of natural gas transported by us and, thus, our revenues; and

     o our general partner makes decisions that affect the obligations of Atlas America to us in constructing gathering systems, providing financing for that construction and identifying gathering systems for possible acquisition.

   Our general partner has a conflicts committee, consisting of three independent members of its managing board, that is available to review matters involving conflicts of interest.

   Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of its fiduciary duty. By purchasing a common unit, you are treated as having consented to these restrictions, and to various actions contemplated in the partnership agreement and to conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

      Distributions and Payments to Our General Partner and Its Affiliates

   The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

Cash distributions to our general
 partner  . . . . . . . . . . . . . . . . .      Cash distributions are
                                                 generally made 98% to the
                                                 unitholders, including to our
                                                 general partner as holder of
                                                 the subordinated units, and 2%
                                                 to our general partner. If
                                                 distributions exceed specified
                                                 target levels, our general
                                                 partner will receive from 15%
                                                 to 50% of the excess
                                                 distributions. We refer to
                                                 these distributions as our
                                                 general partner's "incentive
                                                 distribution rights." For the
                                                 year ended December 31, 2002,
                                                 our general partner
                                                 received distributions of
                                                 $4,035,100, including $313,900
                                                 of incentive distributions,
                                                 $152,000 on its general
                                                 partner interest and
                                                 $3,569,200 on its subordinated
                                                 units. For the three months
                                                 ended March 31, 2003, our
                                                 general partner received
                                                 distributions of $998,400,
                                                 including $74,500 of incentive
                                                 distributions, $37,700 on its
                                                 general partner interest and
                                                 $886,200 on its subordinated
                                                 units.

Payments to our general partner . . . . . .      Our general partner does not
                                                 receive management fees or
                                                 other compensation for
                                                 managing us. We reimburse our
                                                 general partner for all direct
                                                 and indirect expenses it
                                                 incurs on our behalf. For the
                                                 three months ended March 31,
                                                 2003 and the year ended
                                                 December 31, 2002, we
                                                 reimbursed $2,119,000 and
                                                 $8,774,100 to our general
                                                 partner, respectively, which
                                                 constituted all of our
                                                 transportation and
                                                 compression, general and
                                                 administrative and capital
                                                 expenditures costs.

Withdrawal or removal of our general
 partner  . . . . . . . . . . . . . . . . .      If our general partner
                                                 withdraws or is removed, its
                                                 general partner interest and
                                                 incentive distribution rights
                                                 will either be sold to the new
                                                 general partner for cash or
                                                 converted into common units,
                                                 in each case for an amount
                                                 equal to the fair market value
                                                 of those interests.

Liquidation . . . . . . . . . . . . . . . .      Upon our liquidation and after
                                                 payment of our creditors, the
                                                 partners, including our
                                                 general partner, will be
                                                 entitled to receive
                                                 liquidating distributions
                                                 according to their particular
                                                 capital account balances. For
                                                 a description of how capital
                                                 account balances are
                                                 determined and adjusted upon
                                                 liquidation, see "Cash
                                                 Distribution
                                                 Policy--Distributions of Cash
                                                 Upon Liquidation."

                                  The Offering

Securities offered. . . . . . . . . . . . .      950,000 common units;
                                                 1,092,500 common units if the
                                                 underwriters' over-allotment
                                                 option is exercised in full.

Units outstanding after this offering . . .      2,571,159 common units,
                                                 representing a 60% limited
                                                 partnership interest in us on
                                                 a combined basis, and
                                                 1,641,026 subordinated units,
                                                 representing a 38% limited
                                                 partnership interest in us.

                                                 If the underwriters' over-
                                                 allotment option is exercised
                                                 in full, 2,713,659 common
                                                 units, representing a 61%
                                                 limited partnership interest
                                                 in us on a combined basis, and
                                                 1,641,026 subordinated units,
                                                 representing a 37% limited
                                                 partnership interest in us,
                                                 will be outstanding.

Use of proceeds . . . . . . . . . . . . . .      The proceeds of the offering
                                                 will be approximately $23.75
                                                 million, assuming a public
                                                 offering price of $25.00, and
                                                 assuming the underwriters do
                                                 not exercise their
                                                 over-allotment option. We will
                                                 use $1.5 million for
                                                 underwriting discounts and
                                                 commissions, $350,000 for
                                                 expenses of this offering,
                                                 $12.5 million to fund capital
                                                 projects, $8.5 million to pay
                                                 down our existing line of
                                                 credit and the balance,
                                                 approximately $852,000, as
                                                 working capital.

Risk Factors. . . . . . . . . . . . . . . .      An investment in our common
                                                 units involves risks. Please
                                                 read "Risk Factors" beginning
                                                 on page 16 of this prospectus.

AMEX symbol . . . . . . . . . . . . . . . .      APL

                           Our Partnership Agreement

Cash distributions. . . . . . . . . . . . .      We must distribute all of our
                                                 cash on hand at the end of
                                                 each quarter, less reserves
                                                 established by our general
                                                 partner in its discretion. The
                                                 amount of this cash may be
                                                 greater than or less than the
                                                 minimum quarterly distribution
                                                 referred to in the next
                                                 paragraph. We generally make
                                                 cash distributions within 45
                                                 days after the end of each
                                                 quarter. For a two-year
                                                 history of our distributions,
                                                 see "Market Price and
                                                 Distributions on Our Common
                                                 Units."

                                                 In general, we make cash
                                                 distributions each quarter
                                                 based on the following
                                                 priorities:

                                                 o first, 98% to the common
                                                   units and 2% to our general
                                                   partner until each common
                                                   unit has received a minimum
                                                   quarterly distribution of
                                                   $0.42, plus any arrearages
                                                   in the payment of the
                                                   minimum quarterly
                                                   distribution from prior
                                                   quarters;

                                                 o second, 98% to the
                                                   subordinated units and 2%
                                                   to our general partner
                                                   until each subordinated
                                                   unit has received a minimum
                                                   quarterly distribution of
                                                   $0.42;

                                                 o third, 85% to all units and
                                                   15% to our general partner
                                                   until each unit has
                                                   received a total
                                                   distribution of $0.52 in
                                                   that quarter;

                                                 o fourth, 75% to all units
                                                   and 25% to our general
                                                   partner until each unit has
                                                   received a total
                                                   distribution of $0.60 in
                                                   the quarter; and

                                                 o after that, 50% to all
                                                   units and 50% to our
                                                   general partner.

                                                 The distributions to our
                                                 general partner in the third
                                                 through fifth distribution
                                                 levels are incentive
                                                 distributions and are
                                                 disproportionate to its 2%
                                                 interest in us as our general
                                                 partner.

                                                 If we make a distribution from
                                                 capital surplus, which
                                                 generally means distributions
                                                 from cash generated other than
                                                 from operations or from
                                                 working capital reserves, it
                                                 is treated as if it were
                                                 repayment of the unit price
                                                 from our initial public
                                                 offering of common units,
                                                 which was $13.00 per common
                                                 unit. To reflect repayment,
                                                 distribution levels, including
                                                 the minimum quarterly
                                                 distributions, will be
                                                 adjusted downward by
                                                 multiplying each distribution
                                                 amount by a fraction. This
                                                 fraction is determined as
                                                 follows:

                                                 o the numerator is the
                                                   unrecovered initial unit
                                                   price of the common unit
                                                   immediately after giving
                                                   effect to the repayment,
                                                   and

                                                 o the denominator is the
                                                   unrecovered initial unit
                                                   price of the common units
                                                   immediately before the
                                                   repayment.

                                                 The unrecovered initial unit
                                                 price is the initial public
                                                 offering price per common unit
                                                 of $13.00 less any
                                                 distributions from capital
                                                 surplus. Distributions from
                                                 capital surplus will not
                                                 reduce the minimum quarterly
                                                 distribution or target or
                                                 other distribution levels for
                                                 the quarter in which they are
                                                 distributed. We do not
                                                 anticipate that there will be
                                                 significant distributions from
                                                 capital surplus.

                                                 Upon liquidation, we will
                                                 distribute any cash remaining,
                                                 after we have paid our
                                                 creditors, to unitholders and
                                                 our general partner in
                                                 accordance with their capital
                                                 account balances. To the
                                                 extent proceeds of liquidation
                                                 are available, we will adjust
                                                 the capital accounts of our
                                                 general partner and the common
                                                 unitholders to give our
                                                 general partner amounts
                                                 representing incentive
                                                 distributions.

Subordinated units; subordination
 period . . . . . . . . . . . . . . . . . .      The subordinated units are a
                                                 separate class of interest in
                                                 us whose rights to
                                                 distributions are subordinate
                                                 to those of the common units
                                                 during the subordination
                                                 period. The subordination
                                                 period will extend to at least
                                                 January 1, 2005 and will
                                                 continue beyond that date
                                                 until the financial tests in
                                                 the partnership agreement are
                                                 met. When the subordination
                                                 period ends, all remaining
                                                 subordinated units will
                                                 convert into common units on a
                                                 one-for-one basis. The
                                                 subordinated units will
                                                 similarly convert to common
                                                 units if our general partner
                                                 is removed without cause.
                                                 Converted subordinated units
                                                 will have the same rights as
                                                 common units and will thus
                                                 participate equally with the
                                                 other common units in
                                                 distributions.

Issuance of additional units. . . . . . . .      During the subordination
                                                 period we can issue up to
                                                 150,000 additional common
                                                 units without obtaining
                                                 unitholder approval, all of
                                                 which we intend to issue in
                                                 this offering. We can issue an
                                                 unlimited number of common
                                                 units for acquisitions or
                                                 capital improvements which do
                                                 not decrease per unit cash
                                                 flow from operations on a pro
                                                 forma basis or to pay debt
                                                 incurred to finance
                                                 acquisition or capital
                                                 improvements to the extent the
                                                 acquisition or capital
                                                 improvement was done within
                                                 one year of the issuance of
                                                 the common units. 800,000 of
                                                 the
                                                 additional common units issued
                                                 in this offering will be for
                                                 funding expansion capital
                                                 improvements. Before this
                                                 offering, we had issued
                                                 121,159 common units in
                                                 connection with pipeline
                                                 acquisitions. We can also
                                                 issue common units in
                                                 connection with Atlas
                                                 America's construction
                                                 financing commitment.

Amendment of our partnership
 agreement  . . . . . . . . . . . . . . . .      Our partnership agreement may
                                                 generally be amended by a vote
                                                 of persons holding a majority
                                                 of the common units and
                                                 subordinated units, voting as
                                                 separate classes, provided
                                                 that we obtain an opinion of
                                                 counsel that the amendment
                                                 will not materially adversely
                                                 affect the limited liability
                                                 of the limited partners.
                                                 Amendments may be proposed
                                                 only by or with the consent of
                                                 our general partner, which may
                                                 withhold its consent in its
                                                 sole discretion. Our general
                                                 partner may, without the
                                                 consent of unitholders, amend
                                                 the partnership agreement to
                                                 accommodate administrative
                                                 functions such as admission,
                                                 withdrawal or substitution of
                                                 limited partners, to effect
                                                 our qualification to do
                                                 business in a jurisdiction or
                                                 to prevent us from being
                                                 deemed an investment company.
                                                 No amendment may be made that
                                                 would enlarge the obligations
                                                 of any limited partner without
                                                 that partner's consent;
                                                 enlarge, restrict or reduce
                                                 the rights, obligations, or
                                                 amounts distributable or
                                                 reimbursable to our general
                                                 partner; change our term or
                                                 modify the nature of those
                                                 events causing our
                                                 dissolution.

Limited liability of limited partners . . .      The liability of a person
                                                 purchasing common units will
                                                 be limited to the amount of
                                                 the purchaser's investment
                                                 plus the purchaser's share of
                                                 any of our undistributed
                                                 profits or assets, so long as
                                                 the purchaser does not
                                                 participate in the control of
                                                 our business within the
                                                 meaning of Delaware law and
                                                 otherwise acts in conformity
                                                 with our partnership
                                                 agreement.

Limited voting rights . . . . . . . . . . .      Holders of common units do not
                                                 have voting rights except with
                                                 respect to the following
                                                 matters, for which the
                                                 partnership agreement requires
                                                 unitholder approval:

                                                 o a sale or exchange of all
                                                   or substantially all of our
                                                   assets;

                                                 o the removal or withdrawal
                                                   of our general partner;

                                                 o the election of a successor
                                                   general partner;

                                                 o our dissolution or
                                                   reconstitution;

                                                 o a merger;

                                                 o termination or material
                                                   modification of the master
                                                   natural gas gathering
                                                   agreement and omnibus
                                                   agreement with Atlas
                                                   America;

                                                 o approval of the transfer by
                                                   our general partner of its
                                                   general partner interest or
                                                   incentive distribution
                                                   rights, except in a merger
                                                   or to an affiliate; and

                                                 o in general, amendments to
                                                   the partnership agreement.

Change of control . . . . . . . . . . . . .      Any person or group, other
                                                 than our general partner and
                                                 its affiliates or a direct
                                                 transferee of our general
                                                 partner or its affiliates,
                                                 that acquires beneficial
                                                 ownership of 20% or more of
                                                 our common units will lose its
                                                 voting rights with respect to
                                                 all of its common units.

Removal or withdrawal of our general
 partner  . . . . . . . . . . . . . . . . .      Our general partner may be
                                                 removed by the vote of at
                                                 least 66 2/3% of our
                                                 outstanding common units and
                                                 the election of a successor
                                                 general partner by the vote of
                                                 a majority of the outstanding
                                                 common units, excluding in
                                                 both cases common units held
                                                 by our general partner and its
                                                 affiliates.

                                                 Our general partner may not
                                                 withdraw as our general
                                                 partner without the vote of at
                                                 least a majority of the
                                                 outstanding common units,
                                                 excluding common units held by
                                                 our general partner and its
                                                 affiliates. However, our
                                                 general partner may withdraw
                                                 without approval of our common
                                                 units if at least 50% of our
                                                 common units are held or
                                                 controlled by one person or
                                                 its affiliates other than our
                                                 general partner and its
                                                 affiliates.

Consequences of removal of our general
 partner  . . . . . . . . . . . . . . . . .      If our general partner is
                                                 removed other than for cause,
                                                 the subordination period will
                                                 end and all outstanding
                                                 subordinated units will
                                                 immediately convert into
                                                 common units on a one-for-one
                                                 basis. Any existing arrearages
                                                 in the payment of the minimum
                                                 quarterly distribution to the
                                                 common units will be
                                                 extinguished, and our general
                                                 partner will have the right to
                                                 convert its general partner
                                                 interest and its right to
                                                 receive incentive
                                                 distributions into common
                                                 units or to receive cash in
                                                 exchange for such interests.
                                                 In addition, the omnibus
                                                 agreement will terminate and
                                                 the master natural gas
                                                 gathering agreement will
                                                 terminate with respect to
                                                 future wells drilled and
                                                 completed by Atlas America.

                             Summary Financial Data

   We derived the summary financial data set forth below for the three years ended December 31, 2002 from our consolidated financial statements for those periods, which have been audited by Grant Thornton LLP, independent accountants. The summary financial data set forth below as of March 31, 2003 and for the three month periods ended March 31, 2003 and 2002 have been derived from our unaudited financial statements for those periods. You should read the financial data in this table together with, and such financial data is qualified by reference to, our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The financial data for the year ended December 31, 2000 is for the period beginning with the inception of our operations on January 28, 2000 through December 31, 2000.


                                                                                For the three       For the years
                                                                                 months ended           ended           Inception
                                                                                  March 31,          December 31,        through
                                                                               ---------------     -----------------   December 31,
                                                                                2003     2002       2002      2001         2000
                                                                               ------   ------    -------    -------   ------------
                                                                                 (unaudited)
                                                                                       (in thousands, except per unit data)
Income statement data:
Revenues...................................................................    $3,330   $2,578    $10,667    $13,129      $9,466
                                                                               ======   ======    =======    =======      ======
Total transportation and compression, general and administrative expenses..    $  927   $  822    $ 3,544    $ 3,042      $1,813
                                                                               ======   ======    =======    =======      ======
Depreciation and amortization..............................................    $  407   $  345    $ 1,476    $ 1,356      $1,020
                                                                               ======   ======    =======    =======      ======
Net income.................................................................    $1,912   $1,372    $ 5,398    $ 8,556      $6,625
                                                                               ======   ======    =======    =======      ======
Net income per limited partner unit - basic and diluted....................    $ 0.55   $ 0.40    $  1.54    $  2.30      $ 2.07
                                                                               ======   ======    =======    =======      ======


                                                                                                         At December 31,
                                                                            At March 31,           ----------------------------
                                                                               2003                  2002       2001      2000
                                                                           ------------            -------    -------    -------
                                                                           (unaudited)
                                                                                   (in thousands, except per unit data)
Balance sheet data:
Total assets...........................................................      $30,318               $28,515    $26,002    $22,092
                                                                             =======               =======    =======    =======
Long-term debt.........................................................      $ 8,500               $ 6,500    $ 2,089         --
                                                                             =======               =======    =======    =======
Common unitholders' capital............................................      $19,140               $19,164    $20,129    $18,122
Subordinated unitholder's capital......................................          660                   684      1,661      2,074
General partner's capital (deficit)....................................         (163)                 (161)      (116)       (89)
                                                                             -------               -------    -------    -------
Total partners' capital................................................      $19,637               $19,687    $21,674    $20,107
                                                                             =======               =======    =======    =======
Distributions declared per common unit.................................      $  0.56               $  2.14    $  2.50    $  1.85
                                                                             =======               =======    =======    =======

                             Summary Operating Data

   The following table summarizes information concerning the volumes of natural gas we transported during the three month periods ended March 31, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000 as well as the average transportation fees we received during those periods.

                                                                 For the three months
                                                                        ended                For the years ended        Inception
                                                                      March 31,                  December 31,            through
                                                               -----------------------     -------------------------   December 31,
                                                                  2003         2002           2002          2001           2000
                                                               ----------   ----------    -----------    -----------   ------------
Total volume of natural gas transported (in mcf)...........     4,504,100    4,492,600     18,382,600     17,125,000     14,486,800
                                                               ==========   ==========    ===========    ===========    ===========
Average daily volume of natural gas transported (in mcf)...        50,045       49,918         50,363         46,918         42,669
                                                               ==========   ==========    ===========    ===========    ===========
Average transportation rate per mcf........................    $     0.74   $     0.57    $      0.58    $      0.76    $      0.65
                                                               ==========   ==========    ===========    ===========    ===========
Available cash from operating surplus(1)...................    $1,961,700   $1,785,900    $ 7,385,300    $ 9,284,600    $ 5,566,200
                                                               ==========   ==========    ===========    ===========    ===========

---------------
(1) We define operating surplus under "Our Partnership Agreement--Cash Distribution Policy--Distributions of Available Cash from Operating Surplus." Available cash from operating surplus is not a measure of cash flow as determined by generally accepted accounting principles. We have included information concerning available cash from operating surplus because it provides investors and management additional information as to our ability to pay our required distributions to common units holders and fixed charges and is presented solely as a supplemental financial measure. Available cash from operating surplus should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. Available cash from operating surplus is not necessarily comparable to a similarly titled measure of another company. The table below shows how we calculated available cash from operating surplus.

                                                                                 For the three       For the years
                                                                                  months ended           ended           Inception
                                                                                   March 31,         December 31,         through
                                                                                ---------------     ----------------    December 31,
                                                                                 2003     2002      2002      2001         2000
                                                                                ------   ------    ------    -------   ------------
                                                                                                   (in thousands)
Net cash provided by operating activities...................................    $1,791   $2,446    $8,138    $10,268     $  5,968
Net borrowings less capital expenditures and acquisitions...................       808     (534)     (820)    (1,039)     (17,965)
Capital contributions and net proceeds from offering........................        --       --        --         45       17,827
Increase in other assets....................................................      (265)     (15)      (61)       (38)        (105)
Reserves....................................................................      (372)    (111)      128         49         (159)
                                                                                ------   ------    ------    -------     --------
Available cash from operating surplus.......................................    $1,962   $1,786    $7,385    $ 9,285     $  5,566
                                                                                ======   ======    ======    =======     ========

                         Summary of Tax Considerations

   We have included below a summary of the primary tax considerations associated with the ownership and sale of common units. For a discussion of the material tax considerations associated with the ownership and sale of common units, please see the discussion included under "Tax Considerations" which appears later in this prospectus.

We will be classified as a partnership for tax purposes.

   In the opinion of Ledgewood Law Firm, P.C., counsel to us and our general partner, we will be classified for federal income tax purposes as a partnership. Accordingly, we will pay no federal income taxes, and you will be required to report in your federal income tax return your share of our income, gains, losses and deductions.

Your share of our taxable income may exceed distributions you receive.

   In general, our income and loss will be allocated to our general partner and the unitholders for each taxable year in accordance with their percentage interests in us. You will be required to take into account, in determining your federal income tax liability, your share of our income for each of our taxable years ending within or with your taxable year even if we do not make cash distributions to you. As a consequence, your share of our taxable income, and possibly the income tax payable with respect to that income, may exceed the cash we actually distributed to you.

The ratio of taxable income to distributions should be less than 40 percent through 2006.

   We estimate that if you purchase common units in this offering and own them through December 31, 2006, you will be allocated an amount of federal taxable income for that period which is less than 40% of the cash we expect to distribute for that period. We anticipate that, for taxable years beginning after December 31, 2006, the taxable income allocable to you will represent a significantly higher percentage of cash distributed to you. We cannot assure you that the estimates will be correct.

Losses are only available to offset our future income.

   In the case of taxpayers subject to the passive loss rules, generally individuals and closely held corporations, our losses will only be available to offset our future income and cannot be used to offset income from other activities, including passive activities or investments, salary or other active business income. You may deduct any losses unused by virtue of the passive loss rules when you dispose of all of your common units in a taxable transaction with an unrelated party.

You may incur a gain upon the sale of our common units even if you sell them at less than your original cost.

   If you sell your common units you will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in those common units. Our cash distributions to you in excess of your share of our taxable income that decrease your tax basis in your common units will, in effect, become taxable income if you sell the common units at a price greater than your adjusted tax basis even if the price is less than your original cost.

We made an election to permit us to adjust a purchaser's tax basis in our assets to reflect the purchase price of a purchaser's common units.

   We made the election provided for by Section 754 of the Internal Revenue Code. This election generally permits us to adjust a common unit purchaser's tax basis in our assets to reflect the purchase price of his common units and gives the purchaser income and deductions calculated by reference to the portion of his purchase price attributable to each of our assets. This election does not apply to a person who purchases common units directly from us, including purchasers in this offering.

Ownership of common units by tax-exempt organizations and other investors raises tax issues.

   An investment in common units by tax-exempt organizations, including IRAs and other retirement plans, mutual funds and other regulated investment companies, and foreign persons raises issues unique to them. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that unitholder. Furthermore, no significant amount of our gross income will be qualifying income for purposes of determining whether a unitholder will qualify as a regulated investment company. A unitholder who is a nonresident alien, foreign corporation or other foreign person will be subject to federal income tax withholding on distributions we make to him and will be required to file federal income tax returns and to pay tax on his share of our taxable income.

The completion of this offering will cause us to have a "short" taxable year in 2003.

   As a result of this offering, our general partner's percentage ownership of us will be reduced below 50%, with the result that our taxable year will change from a fiscal year ending September 30 to a calendar year. Thus, in calendar 2003 we will have a "short" taxable year that will be less than 12 months long, which may result in some unitholders including their share of 15 months of our income, gain, loss and deduction in one of their taxable years. If you purchase common units in this offering and hold them through at least October 1, 2003, you will be subject to tax with respect to those units for the periods between the closing of the offering and September 30, 2003 and between October 1, 2003 and December 31, 2003, and for each subsequent tax year. For a more complete description of these effects, see "Tax Considerations -- Tax Treatment of Operations -- Accounting Method and Taxable Year."

We registered as a tax shelter with the IRS.

   We registered as a tax shelter with the Secretary of the Treasury. Please see the discussion appearing under the caption "Tax Considerations - Administrative Matters - Registration as a Tax Shelter" for a more complete discussion of the impact of that registration. Issuance of a registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

Other tax considerations.

   In addition to federal income taxes, you will likely be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which you reside or in which we do business or own property. You will likely be required to file state income tax returns and to pay taxes in various states as a result of owning our units. You may also be subject to penalties for failure to comply with these requirements.

   The tax consequences of an investment in us, including federal income tax consequences, will depend in part on your own tax circumstances. You should consult your own tax adviser to determine whether specific tax consequences apply to you, as well as about the state, local and foreign tax consequences.

                                  RISK FACTORS

   Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks we encounter are similar to those that would be faced by a corporation engaged in a similar business. You should consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in the common units. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units could decline and you may lose some or all of your investment.

                         Risks Inherent in Our Business

Our cash distributions are not assured and may fluctuate with our performance.

   The amounts of cash that we generate may not be sufficient to pay the minimum quarterly distributions established in our partnership agreement or any other level of distributions. The actual amounts of cash we generate will depend upon numerous factors relating to our business which may be beyond our control, including:

     o  the demand for and price of natural gas;

     o  the volume of natural gas we transport;

     o  continued development of wells for connection to our gathering systems;

     o  the expenses we incur in providing our gathering services;

        o the cost of acquisitions and capital improvements;

        o our issuance of equity securities;

        o required principal and interest payments on our debt;

        o fluctuations in working capital;

        o prevailing economic conditions;

        o fuel conservation measures;

        o alternate fuel requirements;

        o government regulations; and

        o technical advances in fuel economy and energy generation devices.

   Our ability to make cash distributions depends primarily on our cash flow. Cash distributions do not depend directly on our profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when we record losses and may not be made during periods when we record profits.

The failure of Atlas America to perform its obligations under the natural gas gathering agreements may adversely affect our revenues.

   Our revenues consist of the fees we receive under the master natural gas gathering agreement and other transportation agreements we have with Atlas America and its affiliates. While Atlas America receives gathering fees from the well owners, it is contractually obligated to pay our fees even if the gathering fees paid to it by well owners are less than the fees it must pay us. Our cash flow could be materially adversely affected if Atlas America failed to discharge its obligations to us.

The amount of natural gas we transport will decline over time unless new wells are connected to our gathering systems.

    Production of natural gas from a well generally declines over time until the well can no longer economically produce natural gas and is plugged and abandoned. Failure to connect new wells to our gathering systems could, therefore, result in the amount of natural gas we transport reducing substantially over time and could, upon exhaustion of the current wells, cause us to abandon one or more of our gathering systems and, possibly, cease operations. As a consequence, our revenues and, thus, our ability to make distributions to unitholders would be materially adversely affected.

   We entered into the omnibus agreement described in "Business--Agreements with Atlas America--Omnibus Agreement" to, among other things, increase the number of natural gas wells connected to our gathering systems. However, well connections resulting from that agreement depend principally upon the success of Atlas America in sponsoring drilling investment partnerships and completing wells for these partnerships in areas where our gathering systems are located. If Atlas America cannot or does not continue to organize these partnerships, if the amount of money raised by these partnerships decreases, or if the number of wells actually drilled and completed as commercial producing wells decreases, our revenues and ability to make cash distributions will be materially adversely affected.

The amount of natural gas we transport may be reduced if the public utility pipelines to which we deliver gas cannot or will not accept the gas.

   Our gathering systems principally serve as intermediate transportation facilities between sales lines from wells connected to our systems and the public utility pipelines to which we deliver natural gas. If one or more of these public utility pipelines has service interruptions, capacity limitations or otherwise does not accept the natural gas we transport, and we cannot arrange for delivery to other public utility pipelines, local distribution companies or end users, the amount of natural gas we transport may be reduced. Since our revenues depend upon the volumes of natural gas we transport, this could result in a material reduction in our revenues.

Governmental regulation of our pipelines could increase our operating costs.

   Currently our gathering of natural gas from wells is exempt from regulation under the Natural Gas Act. However, the implementation of new laws or policies could subject us to regulation by the Federal Energy Regulatory Commission under the Natural Gas Act. We expect that any such regulation would increase our costs, decrease our revenues, or both, as discussed under "Business--Regulation."

   Gas gathering operations are subject to regulation at the state level. Matters subject to regulation include rates, service and safety. We have been granted an exemption from regulation as a public utility in Ohio. Presently, our rates are not regulated in New York and Pennsylvania. Changes in state regulations, or our status under these regulations that subject us to further regulation, could increase our operating costs or require material capital expenditures.

Litigation or governmental regulation relating to environmental protection and operational safety may result in substantial costs and liabilities.

   Our operations are subject to federal and state environmental laws under which owners of natural gas pipelines can be liable for clean-up costs and fines in connection with any pollution caused by their pipelines. We may also be held liable for clean-up costs resulting from pollution which occurred before our acquisition of the gathering systems. In addition, we are subject to federal and state safety laws that dictate the type of pipeline, quality of pipe protection, depth, methods of welding and other construction-related standards. Any violation of environmental, construction or safety laws could impose substantial liabilities and costs on us.

   We are also subject to the requirements of the Occupational Health and Safety Act, or OSHA, and comparable state statutes. Any violation of OSHA could impose substantial costs on us.

   We cannot predict whether or in what form any new legislation or regulatory requirements might be enacted or adopted, nor can we predict our costs of compliance. In general, we expect that new regulations would increase our operating costs and, possibly, require us to obtain additional capital to pay for improvements or other compliance action necessitated by those regulations.

We may not be able to fully execute our growth strategy.

   Our current strategy contemplates substantial growth through both the acquisition of other gathering systems and the development of our existing system. Typically, we have paid for system development in cash and have made acquisitions either for cash or a combination of cash and common units. As a result, limitations on our access to capital or on the market for our common units will impair our ability to execute our growth strategy. In addition, our strategy of growth through acquisitions involves numerous risks, including:

     o  we may not be able to identify suitable acquisition candidates;

     o we may not be able to make acquisitions on economically acceptable terms;

     o our costs in seeking to make acquisitions may be material, even if we cannot complete any acquisition we have pursued;

     o irrespective of estimates at the time we make an acquisition, the acquisition may prove to be dilutive to earnings and operating surplus; and

     o  we may encounter difficulties in integrating operations and systems.

If Atlas America and its affiliates default on their obligations to us, we do not have contractual recourse to Resource America.

   The omnibus agreement and natural gas agreements with Atlas America are material to our business, financial condition and results of operations. Although Atlas America is a subsidiary of Resource America, Resource America has not guaranteed or otherwise assumed responsibility for any of these obligations.

A decline in natural gas prices could adversely affect our revenues.

   Our gathering fees are generally equal to a percentage of either the gross or weighted average sales price of the natural gas we transport, although in some cases we receive a flat fee per mcf of gas transported. Our income therefore depends upon the prices at which the natural gas we transport is sold. Historically, the price of natural gas has been volatile; as a result, our income may vary widely from period to period.

Gathering system operations are subject to operational hazards and unforeseen interruptions.

   The operations of our gathering systems are subject to hazards and unforeseen interruptions, including natural disasters, adverse weather, accidents or other events beyond our control. A casualty occurrence might result in injury and extensive property or environmental damage. Our insurance coverage may not be sufficient for any casualty loss we may incur.

                     Risks Inherent in an Investment in Us

You will have very limited voting rights and ability to control management, which may diminish the price at which the common units will trade.

   Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its managing board on an annual or other continuing basis. The managing board of our general partner is chosen by the members of our general partner, all of which are subsidiaries of Atlas America.

   In addition, our general partner may be removed only upon the vote of the holders of at least 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and a successor general partner must be elected by a vote of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. Further, if any person or group, other than our general partner or its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights for all of its units. These provisions have the practical effect of making removal of our general partner difficult. Our partnership agreement requires that amendments to our partnership agreement must first be proposed or consented to by our general partner before they can be considered by unitholders. As a result, unitholders will not be able to initiate amendments to our partnership agreement not supported by our general partner. These provisions may diminish the price at which the common units trade.

   Our general partner currently owns 51% of the outstanding common and subordinated units, considered as a single class. Upon completion of this offering, our general partner will own 37% of the outstanding common and subordinated units if the underwriters exercise the over-allotment option and 39% if they don't, and will likely continue to be our single largest unitholder. As a result, it will be difficult for limited partners to approve or disapprove matters without the concurrence of our general partner.

Our partnership agreement contains provisions that will discourage attempts to change control of us, which may diminish the price at which the common units trade and may prevent a change of control even if doing so would be beneficial to the holders of common units.

   Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our general partner or otherwise seeking to change our management. As described in the immediately preceding risk factor, any person or group, other than our general partner or its affiliates, that acquires beneficial ownership of 20% or more of any class of units will lose voting rights for all of its units. In addition, if our general partner is removed under circumstances where cause does not exist and our general partner does not consent to that removal, then:

     o the obligations of Atlas America under the omnibus agreement to connect wells to our gathering systems and to provide financing and other assistance for the expansion of our gathering systems will terminate;

     o the obligations of Atlas America under the master natural gas gathering agreement will terminate as to any future wells drilled and completed by Atlas America;

     o any existing arrearages in the payment of minimum quarterly distributions will be extinguished;

     o the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis; and

     o our general partner will have the right to convert its general partner interest and incentive distribution rights into common units or receive cash in exchange for those interests.

These provisions may diminish the price at which the common units trade. These provisions may also prevent a change of control of us even if a change of control would be beneficial to the holders of the common units.

We may issue additional common units or securities senior to the common units without your approval, which would dilute existing unitholders' interests.

   Our general partner can cause us to issue additional common units without the approval of unitholders subject, during the subordination period, to the restrictions described under "Our Partnership Agreement--Issuance of Additional Securities." For example, we may issue common units if the use of proceeds from their issuance of does not reduce our surplus operating cash flow per common unit, determined on a pro forma basis, giving effect to the issuance of the additional units and the use of proceeds from their sale. However, the timing of the actual use of the proceeds may result in a reduction of our actual surplus operating cash flow per common unit after giving effect to the issuance of additional common units, or our general partner's estimate of the impact of the use of such proceeds on our operating surplus operating cash flow per common unit may prove to be incorrect. In either circumstance, the issuance of additional units may increase the risk that we will be unable to pay the minimum quarterly distribution.

   We may also issue securities senior to the common units without the approval of unitholders after the subordination period terminates. The issuance of additional common units or senior securities may dilute the value of the interests of the existing unitholders in our net assets, dilute the interests of unitholders in distributions by us, increase the risk that we will be unable to pay the full minimum quarterly distribution and, if issued during the subordination period, reduce the support provided by the subordination feature of the subordinated units.

Cost reimbursements to our general partner could reduce our cash available for distribution.

   Before making any distribution on the common units, we must reimburse our general partner and its affiliates for all expenses incurred by them on our behalf during the related period. Our general partner determines the amount of these expenses in its sole discretion. Our reimbursement to our general partner in the quarter ended March 31, 2003 was $2.1 million and in 2002 was $8.8 million. In addition, our general partner and its affiliates may provide us services for which we will be charged reasonable fees as determined by our general partner. The reimbursement of expenses and the payment of fees could adversely affect our ability to make distributions.

Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its and its affiliates' interests to the detriment of the common unitholders.

   Our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, because our general partner is a corporate subsidiary of Atlas America, its officers and directors have fiduciary duties to manage its business in a manner beneficial to Atlas America. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Atlas America and its affiliates, on the other hand. We describe the situations which could give rise to conflicts of interest, and our general partner's modified fiduciary responsibilities to us and our common unitholders, below under "Conflicts of Interest and Fiduciary Responsibilities."

If we were to lose the management expertise of Atlas America, we would not have sufficient stand-alone resources to operate.

   We do not directly employ any of the persons responsible for our management. Rather, Atlas America personnel manage and operate our business. Therefore, if we were to lose the management expertise of Atlas America, we would not have sufficient stand-alone resources to operate. Further, neither we nor our general partner has or intends to obtain key man life insurance for the officers and employees of our general partner.

                        Tax Risks to Common Unitholders

   For a discussion of the expected material federal income tax consequences of owning and disposing of common units, see "Tax Considerations."

Recent tax proposals may affect the relative attractiveness of an investment in our common units.

   On January 7, 2003, President Bush proposed changes to the tax laws that would, among other things, exempt dividends from taxation at the individual level in certain circumstances. Since distributions with respect to our units are not dividends and are not taxed at the partnership level, they would not be exempt from tax at the individual level under the Bush tax proposals. We are unable to predict whether or in what form the proposal to exempt dividends from taxation may be enacted. However, if the current proposals are enacted they may adversely affect the attractiveness of an investment in our common units as compared to other equity securities, which may adversely affect the price at which common units may be sold.

The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.

   The federal income tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us. We have, however, received an opinion of Ledgewood Law Firm, P.C., counsel to us and our general partner, that we will be classified as a partnership for federal income tax purposes. Opinions of counsel are based on specific factual assumptions and are not binding on the IRS or any court.

   If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at the corporate tax rate, which is currently 35%. Distributions would generally be taxed again to the unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced, likely causing a substantial reduction in the value of the common units.

   We cannot assure you that the law will not be changed and cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then specified provisions of the partnership agreement will be subject to change, including a decrease in distributions to reflect the impact of that law on us.

We may incur significant legal, accounting and related costs if the IRS challenges our characterization as a limited partnership.

   We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain counsel's conclusions or the positions we take. A court may not concur with our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees and expenses, will be borne directly or indirectly by our unitholders and our general partner.

You may be required to pay taxes on income from us even if you do not receive cash distributions.

   You will be required to pay federal income taxes and, in certain cases, state and local income taxes on your allocable share of our income, whether or not you receive cash distributions from us. We cannot assure you that you will receive cash distributions equal to your allocable share of our taxable income or even equal to the tax liability to you resulting from that income. Further, you may incur a tax liability in excess of the amount of cash received upon the sale of your common units or upon our liquidation.

   In prior taxable years, unitholders received cash distributions that exceeded the amount of taxable income allocated to the unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary of $2,778,000 for the 2000 taxable year, $1,603,000 for the 2001 taxable year and $1,603,000 for the 2002 taxable year which caused a corresponding reduction in the amount of taxable income allocable to us. Our general partner has agreed to receive additional special allocations from our operating subsidiary through the year 2006. See "Tax Considerations -- Tax Consequences of Unit Ownership -- Ratio of Taxable Income to Distributions." Since these special allocations increase our general partner's capital account, it will receive an increased distribution upon our liquidation and distributions to unitholders will be correspondingly reduced. In addition, since we will make the special allocation in 2003 for the short taxable year beginning October 1, 2003 and ending December 31, 2003, a unitholder who sells common units before the end of 2003 will not fully benefit from the special allocation.

Tax gain or loss on disposition of common units could be different than expected.

   Upon the sale of common units, you will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in those common units. Prior distributions in excess of the net taxable income you were allocated for a common unit which decreased your tax basis in that common unit will, in effect, become taxable income if you sell the common unit at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gains, may be ordinary income. Furthermore, should the IRS successfully contest our conventions, including our method of allocating income and loss as between transferors and transferees, you could realize more gain on the sale of common units than would be the case under those conventions without the benefit of decreased income in prior years.

Investors, other than individuals who are U.S. residents, may have adverse tax consequences from owning units.

   Investment in common units by tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our income will be unrelated business taxable income and will be taxable to organizations exempt from federal income tax, including IRAs and other retirement plans. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

We registered as a tax shelter; this may increase the risk of an audit of us or a unitholder.

   We registered as a "tax shelter" with the Secretary of the Treasury. The Secretary of the Treasury requires partnerships meeting specified characteristics to register as "tax shelters" in response to the perception that they claim to generate tax benefits that the IRS may believe to be unwarranted. We cannot assure unitholders that as a result of our registration as a tax shelter we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profit interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of his personal tax return.

We treat a purchaser of units as having the same tax benefits as the seller; the IRS may challenge this treatment which could adversely affect the value of the units.

   Because we cannot match transferors and transferees of common units, we will take certain tax positions that may not conform with all aspects of proposed and final Treasury regulations. For example, upon a transfer of units, we treat a portion of the Section 743(b) adjustment to a common unitholder's tax basis in our assets as amortizable over the same remaining life and by the same method as the underlying assets, or nonamortizable if the underlying assets are nonamortizable. A successful IRS challenge to those conventions, including our method of amortizing Section 743(b) adjustments, could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns.

You will likely be subject to state and local taxes as a result of an investment in common units.

   In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. We currently own assets and do business in Ohio, Pennsylvania and New York. Each of these states currently imposes a personal income tax. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

                                USE OF PROCEEDS

   We estimate that the net proceeds from this offering will be approximately $21.9 million, assuming a public offering price of $25.00 per common unit and the underwriters do not exercise their over-allotment option, and after deducting underwriting discounts and commissions of $1.5 million and expenses of $350,000 incurred in connection with the offering. We intend to use the net proceeds as follows:

     o $8.5 million to repay amounts drawn under our line of credit for capital improvements we completed within 365 days of the date this offering closes;

     o $4.0 million to purchase compressors we currently lease and new compressors required by expansion of our gathering systems or to replace leased compressors that we cannot purchase or which are unsuitable for our current operations;

     o $8.5 million to fund continuing expansion of our gathering systems to service wells drilled by Atlas America or others during the remainder of 2003 and 2004; and

     o  $852,000 as working capital.

           MARKET PRICE RANGE AND CASH DISTRIBUTIONS ON COMMON UNITS

   Our common units trade on the American Stock Exchange under the symbol "APL." Approximately 3,300 record holders held our common units as of December 31, 2002. In connection with our initial public offering, we also issued 1,641,026 subordinated units, all of which are held by our general partner. There is no established public trading market for the subordinated units.

   The following table sets forth the range of high and low sales prices of our common units and distributions on our common and subordinated units for the periods indicated.


                                                                                                                      Distributions
                                                                                                    High      Low        declared
                                                                                                   ------    ------   -------------
Fiscal 2003
-----------
Second quarter
  (through April 18, 2002).....................................................................    $27.35    $24.16       $    -(1)
First quarter..................................................................................    $28.96    $24.90       $ 0.56

Fiscal 2002
-----------
Fourth quarter.................................................................................    $27.90    $21.80       $ 0.54
Third quarter..................................................................................    $26.95    $20.40       $ 0.54
Second quarter.................................................................................    $29.10    $22.00       $ 0.54
First quarter..................................................................................    $29.60    $23.51       $ 0.52

Fiscal 2001
-----------
Fourth quarter.................................................................................    $29.50    $19.25       $ 0.58
Third quarter..................................................................................    $31.95    $25.01       $ 0.60
Second quarter.................................................................................    $53.95    $24.00       $ 0.67
First quarter..................................................................................    $28.00    $19.19       $ 0.65

---------------
(1) We will declare distributions at the end of the quarter.

                                 CAPITALIZATION

   The following table sets forth our consolidated capitalization as of March 31, 2003 on an actual basis and as adjusted to give effect to the sale in this offering of 950,000 common, at an assumed offering price of $25.00 per common unit, and the application of net proceeds as described in "Use of Proceeds."

                                                           As of March 31, 2003
                                                           ---------------------
                                                           Actual    As adjusted
                                                           -------   -----------
                                                              (in thousands)
                                                              --------------
Cash and cash equivalents .............................    $ 2,320     $16,155
                                                           =======     =======
Long-term debt ........................................    $ 8,500          --
Partner's capital (deficit)
 Common unitholders ...................................     19,140      40,996
 Subordinated unitholder ..............................        660         660
 General partner ......................................       (163)        317(1)
                                                           -------     -------
 Total partners' capital ..............................     19,637      41,973
                                                           -------     -------
Total capitalization ..................................    $28,137      41,973
                                                           =======     =======

---------------
(1) Under the terms of our partnership agreement and that of our operating partnership, our general partner is required to make capital contributions equal to its aggregate 2% general partner interest in us and our operating partnership. We have not included this $479,800 contribution in our calculation of net proceeds in "Use of Proceeds."

                            SELECTED FINANCIAL DATA

   We derived the selected financial data set forth below for of the three years ended December 31, 2002, 2001 and 2000 from our consolidated financial statements for those periods, which have been audited by Grant Thornton LLP, independent accountants. The selected financial data set forth below as of March 31, 2003 and for the three month periods ended March 31, 2003 and 2002 have been derived from our unaudited financial statements for those periods included in this prospectus. You should read the selected financial data in this table together with, and such financial data is qualified by reference to, our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

                                                                                For the three       For the years
                                                                                 months ended           ended            Inception
                                                                                  March 31,          December 31,         through
                                                                               ---------------     -----------------    December 31,
                                                                                2003     2002       2002      2001         2000
                                                                               ------   ------    -------    -------   ------------
                                                                                 (unaudited)
                                                                                       (in thousands, except per unit data)
Income statement data:
Revenues...................................................................    $3,330   $2,578    $10,667    $13,129      $9,466
                                                                               ======   ======    =======    =======      ======
Total transportation and compression, general and administrative expenses..    $  927   $  822    $ 3,544    $ 3,042      $1,813
                                                                               ======   ======    =======    =======      ======
Depreciation and amortization..............................................    $  407   $  345    $ 1,476    $ 1,356      $1,020
                                                                               ======   ======    =======    =======      ======
Net income.................................................................    $1,912   $1,372    $ 5,398    $ 8,556      $6,625
                                                                               ======   ======    =======    =======      ======
Net income per limited partner unit - basic
  and diluted..............................................................    $ 0.55   $ 0.40    $  1.54    $  2.30      $ 2.07
                                                                               ======   ======    =======    =======      ======


                                                                                                           At December 31,
                                                                               At March 31,           ----------------------------
                                                                                  2003                 2002       2001      2000
                                                                               ------------           -------   -------    -------
                                                                               (unaudited)
                                                                                      (in thousands, except per unit data)
Balance sheet data:
Total assets...............................................................      $30,318              $28,515   $26,002    $22,092
                                                                                 =======              =======   =======    =======
Long-term debt.............................................................      $ 8,500              $ 6,500   $ 2,089         --
                                                                                 =======              =======   =======    =======
Common unitholders' capital................................................      $19,140              $19,164   $20,129    $18,122
Subordinated unitholder's capital..........................................          660                  684     1,661      2,074
General partner's capital (deficit)........................................         (163)                (161)     (116)       (89)
                                                                                 -------              -------   -------    -------
Total partners' capital....................................................      $19,637              $19,687   $21,674    $20,107
                                                                                 =======              =======   =======    =======
Distributions declared per common unit.....................................      $  0.56              $  2.14   $  2.50    $  1.85
                                                                                 =======              =======   =======    =======

                            Selected Operating Data

   The following table summarizes information concerning the volumes of natural gas we transported during the three month periods ended March 31, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000 as well as the average transportation fees we received during those periods.

                                                                 For the three months
                                                                        ended                For the years ended        Inception
                                                                      March 31,                  December 31,            through
                                                               -----------------------     -------------------------    December 31,
                                                                  2003         2002           2002          2001           2000
                                                               ----------   ----------    -----------    -----------   ------------
Total volume of natural gas transported (in mcf)...........     4,504,100    4,492,600     18,382,600     17,125,000     14,486,800
                                                               ==========   ==========    ===========    ===========    ===========
Average daily volume of natural gas transported (in mcf)...        50,045       49,918         50,363         46,918         42,669
                                                               ==========   ==========    ===========    ===========    ===========
Average transportation rate per mcf........................    $     0.74   $     0.57    $      0.58    $      0.76    $      0.65
                                                               ==========   ==========    ===========    ===========    ===========
Available cash from operating surplus(1)...................    $1,961,700   $1,785,900    $ 7,385,300    $ 9,284,600    $ 5,566,200
                                                               ==========   ==========    ===========    ===========    ===========

---------------
(1) We define operating surplus under "Our Partnership Agreement--Cash Distribution Policy--Distributions of Available Cash from Operating Surplus." Available cash from operating surplus is not a measure of cash flow as determined by generally accepted accounting principles. We have included information concerning available cash from operating surplus because it provides investors and management additional information as to our ability to pay distributions to common unit holders and fixed charges and is presented solely as a supplemental financial measure. Available cash from operating surplus should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. Available cash from operating surplus is not necessarily comparable to a similarly titled measure of another company. The table below shows how we calculated available cash from operating surplus.


                                                                                For the three       For the years
                                                                                 months ended           ended           Inception
                                                                                  March 31,          December 31,        through
                                                                               ---------------     -----------------    December 31,
                                                                                2003     2002       2002      2001         2000
                                                                               ------   ------    -------    -------   ------------
                                                                                                  (in thousands)
Net cash provided by operating activities..................................    $1,791   $2,446    $ 8,138    $10,268     $  5,968
Net borrowings less capital expenditures and acquisitions..................       808     (534)      (820)    (1,039)     (17,965)
Capital contributions and net proceeds from offering.......................        --       --         --         45       17,827
Increase in other assets...................................................      (265)     (15)       (61)       (38)        (105)
Reserves...................................................................      (372)    (111)       128         49     $   (159)
                                                                               ------   ------    -------    -------     --------
Available cash from operating surplus......................................    $1,962   $1,786    $$7,385    $ 9,285     $  5,566
                                                                               ======   ======    =======    =======     ========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

   Our principal business objective is to generate income for distribution to our unitholders from the transportation of natural gas through our gathering systems. We completed an initial public offering of our common units in February 2000 and used the proceeds of that offering to acquire the gathering systems formerly owned by Atlas America. The acquisition agreement provided that operations of the gathering systems from and after January 28, 2000 would be for our account. Accordingly, we deem January 28, 2000 to be the commencement of our operations and we refer to the period from that date through December 31, 2000 as the year ended December 31, 2000.

   In January 2001, we acquired the gas gathering system of Kingston Oil Corporation, consisting of approximately 100 miles of pipeline located in southeastern Ohio. The purchase price consisted of $1,250,000 of cash and 88,235 common units valued at $17.00 per unit. In March 2001, we acquired the gas gathering system of American Refining and Exploration Company, consisting of approximately 20 miles of pipeline located in Fayette County, Pennsylvania. The purchase price consisted of $150,000 of cash and 32,924 common units valued at $22.78 per unit. We accounted for these acquisitions under the purchase method of accounting and, accordingly, we allocated the purchase prices to the assets acquired based on their fair values at the dates of acquisition. In addition to these acquisitions, we added approximately 80, 180 and 100 miles of pipeline to our systems during fiscal years 2002, 2001and 2000, respectively.

   On January 18, 2002, we entered into an agreement to acquire substantially all of the equity interests in Triton Coal Company from New Vulcan Coal Holdings, L.L.C. and Vulcan Intermediary, L.L.C. On July 31, 2002, we terminated the agreement. We incurred approximately $1,456,000 in costs in connection with the terminated Triton transaction through March 31, 2003. Pursuant to the terms of the acquisition agreement, we have requested reimbursement from the Vulcan entities of $1,187,500 of the transaction costs. We expensed transaction costs of $268,500, the difference between costs incurred and those reimbursable by the Vulcan entities. As of March 31, 2003, Vulcan has reimbursed us $937,500 of these costs. Because Atlas America advanced funds to us in order to pay our transaction costs, we have remitted amounts reimbursed thus far to Atlas America. The remaining costs of $250,000 as of March 31, 2003 that are reimbursable by Vulcan are included on our consolidated balance sheet as accounts receivable and are expected to be collected over the next quarter. We anticipate that we will further repay Atlas from the Vulcan reimbursement.

Results of Operations

   Our principal revenues came from the operation of our pipeline gathering systems which transport and compress natural gas since we commenced operations. Two variables which affect our transportation revenues are:

     o the volumes of natural gas transported by us which, in turn, depend upon the number of wells connected to our gathering system, the amount of natural gas they produce, and the demand for that natural gas; and

     o the transportation fees paid to us which, in turn, depend upon the price of the natural gas we transport, which itself is a function of the relevant supply and demand in the mid-Atlantic and northeastern areas of the United States.

   We set forth the average volumes we transported, our average transportation rates per mcf and revenues received by us for the periods indicated in the following table:



                                                                 For the three months
                                                                        ended                For the years ended        Inception
                                                                      March 31,                  December 31,            through
                                                               -----------------------     -------------------------   December 31,
                                                                  2003         2002           2002          2001           2000
                                                               ----------   ----------    -----------    -----------   ------------
Average daily throughput volumes, in mcf...................        50,045       49,918         50,363         46,918        42,669
                                                               ==========   ==========    ===========    ===========    ==========
Average transportation rate per mcf........................    $     0.74   $     0.57    $      0.58    $      0.76    $     0.65
                                                               ==========   ==========    ===========    ===========    ==========
Total transportation and compression revenues..............    $3,328,400   $2,576,100    $10,660,300    $13,094,700    $9,441,000
                                                               ==========   ==========    ===========    ===========    ==========

Three Months Ended March 31, 2003 Compared to March 31, 2002

   Revenues. Our transportation and compression revenue increased to $3,328,400 in the three months ended March 31, 2003 from $2,576,100 in the three months ended March 31, 2002. The increase of $752,300 (29%) resulted from an increase in the average transportation fee paid to us ($743,700) and an increase in the volumes of natural gas we transported ($8,600).

   Our average daily throughput volumes were 50,045 mcf in the three months ended March 31, 2003 as compared to 49,918 mcf in the three months ended March 31, 2002, an increase of 127 mcf. During the quarter ended March 31, 2003, we added 73 new wells to our system. Gas delivery associated with these new wells, as well as volumes from wells already connected to our system, were constrained by cold weather-related operating problems experienced by many of the wells that deliver gas into our system and by certain pipeline systems into which we deliver natural gas. Furthermore, landowners, on whose land each well is situated, have the contractual right to take natural gas from the well for their personal use before it enters our gathering system, thus reducing the amount of natural gas that we transport. Temperatures in our operating area were relatively colder during the quarter ended March 31, 2003 compared to the similar quarter of 2002 and, as a result, landowner gas usage was higher. In addition, during the first quarter of 2003, gas delivery was held back pending our completion of the first phase of a major expansion project to our system in Crawford County, Pennsylvania. That phase, to add a delivery point onto a major inter-state pipeline system, including significant compression capability, and to expand pipeline size and system length, was completed and began operation in mid-March 2003. We anticipate that additional transportation volumes will result from the completion of this phase of the project beginning in the quarter ending June 30, 2003. We expect to complete the second and final phase of the project in June 2003.

   Our transportation rates are primarily at fixed percentages of the sales price of natural gas transported. Our transportation rates for most of the natural gas produced by Atlas America and its affiliates also have specified minimums. Our average transportation rate was $0.74 per mcf in the three months ended March 31, 2003 as compared to $0.57 per mcf in the three months ended March 31, 2002, an increase of $0.17 per mcf (30%). In the first quarter of 2003, natural gas prices increased significantly over the prior year period. As a result, our average transportation rate increased. We anticipate transportation rates for the remainder of 2003 to be higher than the previous year.

   Costs and Expenses. Our transportation and compression expenses increased to $608,200 in the three months ended March 31, 2003 as compared to $512,100 in the three months ended March 31, 2002, an increase of $96,100 (19%). Our average cost per mcf of transportation and compression was $0.14 in the three months ended March 31, 2003 as compared to $0.11 in the three months ended March 31, 2002, an increase of $0.03 (27%). This increase resulted primarily from an increase in compressor expenses due to increased lease rates and the addition of more compressors in the three months ended March 31, 2003 as compared to the prior year.

   Our general and administrative expenses increased to $319,100 in the three months ended March 31, 2003 as compared to $310,000 in the three months ended March 31, 2002, an increase of $9,100 (3%). This increase primarily resulted from an increase in our cost of insurance, reflecting an increase in our operating activities and assets and insurance rates in general.

   Our depreciation expense increased to $406,700 in the three months ended March 31, 2003 as compared to $345,400 in the three months ended March 31, 2002, an increase of $61,300 (18%). This increase resulted from the increased asset base associated with pipeline extensions.

   Our interest expense increased to $83,500 in the three months ended March 31, 2003 as compared to $37,800 in the three months ended March 31, 2002. This increase of $45,700 (121%) resulted from an increase in amounts outstanding on our credit facility to finance pipeline extensions and an increase in amortization of deferred finance costs in the current period as compared to the prior period due to costs associated with obtaining our new credit facility.

Year Ended December 31, 2002 Compared to December 31, 2001

   Revenues. Our transportation revenues decreased to $10,660,300 in the year ended December 31, 2002 from $13,094,700 in the year ended December 31, 2001. This decrease of $2,434,400 (19%) resulted from a decrease in the average transportation rate paid to us ($3,163,700), partially offset by an increase in the volumes of natural gas we transported ($729,300).

   Our average daily throughput volumes were 50,363 mcfs in the year ended December 31, 2002 as compared to 46,918 mcfs in the year ended December 31, 2001, an increase of 3,445 mcfs (7%). The increase in the average daily throughput volume resulted principally from volumes associated with new wells added to our pipeline systems; we turned on-line 214 and 234 wells in the years ended December 31, 2002 and 2001, respectively. These increases were partially offset by the natural decline in production volumes inherent in the life of a well.

   Our average transportation rate was $0.58 per mcf in the year ended December 31, 2002 as compared to $0.76 per mcf in the year ended December 31, 2001, a decrease of $0.18 per mcf (24%). The decrease in our average transportation rate resulted from the decrease in the average natural gas price received by producers for gas transported through our pipeline system.

   Costs and Expenses. Our transportation and compression expenses increased to $2,061,600 in the year ended December 31, 2002 as compared to $1,929,200 in the year ended December 31, 2001, an increase of $132,400 (7%), principally due to the increased volumes of natural gas we transported in 2002. Our average cost per mcf of transportation and compression was $0.11 in both the years ended December 31, 2002 and 2001. The majority of our compressors are under short term leases which will be expiring over the next twelve months.

   Our general and administrative expenses increased to $1,481,900 in the year ended December 31, 2002 as compared to $1,112,800 in the year ended December 31, 2001, an increase of $369,100 (33%). This increase primarily resulted from professional fees of $268,500 incurred in connection with the terminated Triton transaction (see Note 8 to our Consolidated Financial Statements) and our cost of insurance ($92,000) reflecting increased operating activities and assets, as well as significant increases in insurance rates in general.

   Our depreciation and amortization expense increased to $1,475,600 in the year ended December 31, 2002 as compared to $1,356,100 in the year ended December 31, 2001, an increase of $119,500 (9%). This increase resulted from the increased asset base associated with pipeline extensions and acquisitions partially offset by a reduction in goodwill amortization as compared to the previous period due to the adoption of Statement of Financial Accounting Standards No. 142, or SFAS 142, on January 1, 2002.

   Our interest expense increased to $249,800 in the year ended December 31, 2002 as compared to $175,600 in the year ended December 31, 2001. This increase of $74,200 (42%) resulted primarily from the write-off of deferred finance fees of $51,000 relating to our former credit facility with PNC Bank, which we paid off upon obtaining our current credit facility with Wachovia Bank. In addition, we had an increase in the amount of funds borrowed due to an increase in pipeline extensions. These increases were partially offset by lower borrowing rates.

Year Ended December 31, 2001 Compared to December 31, 2000

   We commenced operations as of January 28, 2000, when the pipeline operations owned by Atlas America began to be operated for our account. Because our initial year of operations was not a full 12 months, the year ended December 31, 2001 may not be entirely comparable to the year ended December 31, 2000.

   Revenues. Our transportation revenue increased to $13,094,700 in the year ended December 31, 2001 from $9,441,000 in the year ended December 31, 2000. The increase of $3,653,700 (39%) resulted from an increase in the volumes of natural gas we transported ($2,017,300) and an increase in the average transportation fees paid to us ($1,636,400).

   Our average daily throughput volumes were 46,918 mcf in the year ended December 31, 2001 as compared to 42,669 mcf in the year ended December 31, 2000, an increase of 4,249 mcf (10%). The increase in the average daily throughput volume resulted principally from volumes associated with pipelines acquired during the first quarter of 2001 and new wells added to our pipeline system; 196 wells were turned on-line in the year ended December 31, 2001. These increases were partially offset by the natural decline in production volumes inherent in the life of a well.

   Our average transportation rate was $0.76 per mcf in the year ended December 31, 2001 as compared to $0.65 per mcf in the year ended December 31, 2000, an increase of $0.11 per mcf (17%). The increase in our average transportation rate resulted from the increase in the average natural gas price received by producers for gas transported through our pipeline system. Transportation rates had increased significantly during the year, but had fallen back to an average of $0.50 per mcf for the month ended December 31, 2001.

   Costs and Expenses. Our transportation and compression expenses increased to $1,929,200 in the year ended December 31, 2001 as compared to $1,223,800 in the year ended December 31, 2000, an increase of $705,400 (58%). Our average cost per mcf of transportation and compression was $0.11 in the year ended December 31, 2001 as compared to $0.08 in the year ended December 3, 2000, an increase of $0.03 (38%). This increase primarily resulted from an increase in compressor expenses, including lease payments, in the year ended December 31, 2001 as compared to the prior year, due to upgrades and additions, and increased costs approximating $253,600 associated with operating pipelines acquired in the first quarter of 2001.

   Our general and administrative expenses increased to $1,112,800 in the year ended December 31, 2001 as compared to $589,400 in the year ended December 31, 2000, an increase of $523,400 (89%). This increase primarily resulted from an increase in allocated compensation and benefits ($182,000), legal and professional fees ($200,000) due to the increased level of activity associated with acquisitions and an increase in our insurance ($88,600), reflecting an increase in our operating activities and assets and in insurance rates.

   Our depreciation and amortization expense increased to $1,356,100 in the year ended December 31, 2001 as compared to $1,019,600 in the year ended December 31, 2000, an increase of $336,500 (33%). This increase resulted from the increased depreciation associated with pipeline extensions and acquisitions.

   Our interest expense increased to $175,600 in the year ended December 31, 2001 as compared to $8,800 in the year ended December 31, 2000. This increase of $166,800 resulted from borrowings on our credit facility in January and March of 2001 to fund two acquisitions and an additional draw in June 2001 to fund capital expenditures associated with pipeline extensions.

Liquidity and Capital Resources

   Our primary cash requirements, in addition to normal operating expenses, are for debt service, maintaining capital expenditures, expansion capital expenditures and quarterly distributions to our unitholders and general partner. In addition to cash generated from operations, we have the ability to meet our cash requirements, other than distributions to our unitholders and general partner, through borrowings under our credit facility. In general we expect to fund:

     o cash distributions, sustaining capital expenditures and interest payments through existing cash and cash flows from operating activities;

     o expansion capital expenditures and working capital deficits through the retention of cash and additional borrowings;

     o  interest payments through cash flows from operating activities; and

     o debt principal payments through additional borrowings as they become due or by the issuance of additional common units.

   At March 31, 2003, we had $6.5 million of remaining borrowing capacity under our credit facility.

   The following table summarizes our financial condition and liquidity at the dates indicated:


                                                                                                                 December 31,
                                                                                                           ------------------------
                                                                                         March 31, 2003     2002     2001     2000
                                                                                         --------------    -----    ------   ------
Current ratio ........................................................................         1.4x         1.0x      1.6x     1.9x
Working capital (in thousands) .......................................................        $ 980        $  57    $1,359   $1,845
Ratio of long-term debt to total partners' capital ...................................         .43x         .33x      .10x      N/A

Three Months Ended March 31, 2003 Compared to March 31, 2002

   During the three months ended March 31, 2003, net cash provided by operations of $1,791,200 was derived principally from $2,341,100 of income from operations before depreciation. The decrease in cash flow provided by operations from $2,445,700 in 2002 was principally due to the increase, during the three months ended March 31, 2002, in our accounts payable to Atlas America as a result of its advances to us in connection with expenses associated with the then-pending the Triton acquisition, and the subsequent repayment of a substantial portion of those advances as we received reimbursements from the Vulcan entities following termination of the transaction, including reimbursements in the three months ended March 31, 2003. The increase in net income was a result of an increase in the transportation rate per mcf we received for the three months ended March 31, 2003 as compared to the previous year.

   Net cash used in financing activities was $138,600 for the three months ended March 31, 2003, a decrease of $1,197,100 from cash used in financing activities of $1,335,700 in the three months ended March 31, 2002. The principal reason for the change was that we had borrowings of $2,000,000 which we used to fund pipeline extensions and compressor upgrades in the three months ended March 31, 2003. In the prior fiscal period, we borrowed $728,500 to fund pipeline extensions compressor upgrades. In addition, distributions paid to partners in the quarter decreased $175,800 as compared to the three months ended March 31, 2002.

Year Ended December 31, 2002 Compared to December 31, 2001

   Net cash provided by operations of $8,138,000 was derived principally from $6,963,600 of income from operations before depreciation and amortization. This decrease of $2,130,200 in cash provided by operations from 2001 resulted primarily from a decrease of $2,434,400 in transportation fees earned by us as a result of lower gas prices received by producers for gas transported through our pipeline system. The change in the decrease in "accounts receivable-affiliates" in the current year of $559,000 resulted primarily from the advance by Atlas America for expenses we incurred in connection with the terminated Triton acquisition.

   Net cash used in investing activities was $5,230,600 for the year ended December 31, 2002, an increase of $2,102,600 from $3,128,000 in the year ended December 31, 2001. Net cash used in investing activities during the year ended December 31, 2001 consisted of the acquisition of two small pipelines from third parties ($1,400,000) and capital expenditures associated with gathering system extensions and compressor upgrades to our existing pipeline systems ($1,728,000). In the year ended December 31, 2002, we used $165,000 for the acquisition of one small gathering system and incurred capital expenditures of $5,065,600 for gathering system extensions and compressor upgrades to accommodate new wells drilled by Atlas America and its affiliates.

   Net cash used in financing activities was $3,211,000 for the year ended December 31, 2002, a decrease of $3,810,500 from cash used in financing activities of $7,021,500 in the year ended December 31, 2001.

Distributions paid to partners in the year ended December 31, 2002 decreased $1,557,200 as compared to the year ended December 31, 2001 as a result of a decrease in net income. Net borrowings during the year increased $2,322,000 to $4,411,000 in the year ended December 31, 2002 due to an increase in pipeline extensions and compressor upgrades.

Partnership Distributions

   Our partnership agreement requires that we distribute 100% of available cash to our partners within 45 days following the end of each calendar quarter in accordance with their respective percentage interests. Available cash consists generally of all of our cash receipts, less cash disbursements and net additions to reserves, including any reserves required under debt instruments for future principal and interest payments.

   Our general partner is granted discretion by our partnership agreement to establish, maintain and adjust reserves for future operating expenses, debt service, maintenance capital expenditures, rate refunds and distributions for the next four quarters. These reserves are not restricted by magnitude, but only by type of future cash requirements with which they can be associated. When our general partner determines our quarterly distributions, it considers current and expected reserve needs along with current and expected cash flows to identify the appropriate sustainable distribution level.

   Available cash is initially distributed 98% to our limited partners and 2% to our general partner. These distribution percentages are modified to provide for incentive distributions to be paid to our general partner if quarterly distributions to unitholders exceed certain specified targets.

   Incentive distributions are generally defined as all cash distributions paid to our general partner that are in excess of 2% of the aggregate amount of cash being distributed. Our general partner's incentive distribution for the distributions that we declared for the three months ended March 31, 2003 was $95,500 and for the year ended December 31, 2002 was $272,300.

Capital Expenditures

Three Months Ended March 31, 2003 Compared to March 31, 2002

   Our property and equipment was approximately 81% and 83% of our total consolidated assets at March 31, 2003 and December 31, 2002, respectively. Capital expenditures, other than the acquisitions of pipelines, were $1,191,700 and $1,097,300 for the quarters ended March 31, 2003 and 2002, respectively. These capital expenditures principally consisted of costs relating to expansion of our existing gathering systems to accommodate new wells drilled in our service area and compressor upgrades. During the three months ended March 31, 2003, we connected 73 wells to our gathering system. As of March 31, 2003, we were committed to expend approximately $2.25 million for pipeline extensions, of which approximately $1.0 million is related to the Crawford County expansion project. Our capital expenditures could increase materially if the number of wells connected to our gathering systems in fiscal 2003 increases significantly.

Year Ended December 31, 2002 Compared to December 31, 2001

   Our property and equipment were approximately 83% and 77% of our total consolidated assets at December 31, 2002 and 2001, respectively. Capital expenditures, other than the acquisitions of gathering systems, were $5.1 million and $1.7 million for the years ended December 31, 2002 and 2001, respectively. These capital expenditures principally consisted of costs relating to expansion of our existing gathering systems to accommodate new wells drilled in our service area and compressor upgrades. During 2002, we connected 214 wells to our gathering system. As of December 31, 2002, we were committed to expend approximately $1.3 million for pipeline extensions. Our capital expenditures could increase materially if the number of wells connected to our gathering systems in fiscal 2003 increases significantly.

Inflation and Changes in Prices

   Inflation affects the operating expenses of our gathering systems. Increases in those expenses are not necessarily offset by increases in transportation fees that the gathering operations are able to charge. We have not been materially affected by inflation because we were formed relatively recently and have only a limited period of operations. While we anticipate that inflation will affect our future operating costs, we cannot predict the timing or amounts of any such effects. In addition, the value of the gathering systems has been and will continue to be affected by changes in natural gas prices. Natural gas prices are subject to fluctuations which we are unable to control or accurately predict.

Environmental Regulation

   A continuing trend to greater environmental and safety awareness and increasing environmental regulation has generally resulted in higher operating costs for the oil and gas industry. We monitor environmental and safety laws and we believe we comply with applicable standards. To date, compliance with environmental laws and regulations has not had a material impact on our capital expenditures, earnings or competitive position. We cannot assure you that compliance with environmental laws and regulations will not, in the future, materially adversely affect our operations through increased costs of doing business or restrictions on the manner in which we conduct our operations.

Long-Term Debt

   We increased our credit facility to $15.0 million in March 2003. Our principal purpose in obtaining the increase in the facility was to enable us to fund the expansion of our existing gathering systems and the acquisitions of other gas gathering systems. In the three months ended March 31, 2003 and 2002, we used $2,000,000 and $728,500, respectively, of the facility and a predecessor facility to fund capital expenditures for expansions of our existing gathering systems and compressors. At March 31, 2003, $8,500,000 was outstanding under this facility.

Contractual Obligations and Commercial Commitments

   We had no commercial commitments at March 31, 2003. The following table summarizes our contractual obligations at March 31, 2003:

                                                                                                  Payments due by period
                                                                                        -------------------------------------------
                                                                                       Less than       1 - 3       4 - 5    After 5
Contractual cash obligations                                                Total        1 Year        Years       Years     Years
----------------------------                                              ----------   ---------    ----------    -------   -------
Long-term debt........................................................    $8,500,000    $     --    $8,500,000    $    --    $  --
Capital lease obligations.............................................            --          --            --         --       --
Operating leases......................................................       562,300     198,900       342,000     21,400       --
Unconditional purchase obligations....................................            --          --            --         --       --
Other long-term obligations...........................................            --          --            --         --       --
Total contractual cash obligations....................................    $9,062,300    $198,900    $8,842,000    $21,400    $  --

   The operating leases represent lease commitments for compressors with varying expiration dates. These commitments are routine and were made in the normal course of our business.

Critical Accounting Policies and Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of actual revenues and expenses during the reporting period. Although we believe our estimates are reasonable, actual results could differ from those estimates. We summarize our significant accounting policies in Note 2 to our Consolidated Financial Statements included in this prospectus. The critical accounting policies that we have identified and estimates that we use are discussed below.

Revenue and Expenses

   We routinely make accruals for both revenues and expenses due to the timing of receiving information from third parties and reconciling our records with those of third parties. We have determined these estimates using available market data and valuation methodologies. We believe our estimates for these items are reasonable, but we cannot assure you that actual amounts will not vary from estimated amounts.

Depreciation and Amortization

   We calculate our depreciation based on the estimated useful lives and salvage values of our assets. However, factors such as usage, equipment failure, competition, regulation or environmental matters could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization.

Impairment of Assets

   Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, we review our long-lived assets for impairment and recognize an impairment loss if estimated future cash flows associated with an asset or group of assets are less than the asset carrying amount.

   Our gathering systems are subject to numerous factors which could affect future cash flows as described in "Risk Factors." We continuously monitor these factors and pursue alternative strategies to maintain or enhance cash flows associated with these assets; however, we cannot assure you that we can mitigate the effects, if any, on future cash flows related to any changes in these factors.

Goodwill

   At March 31, 2003, we had $2.3 million of goodwill, all of which relates to our acquisition of pipeline assets. We test our goodwill for impairment each year. Our test during 2002 resulted in no impairment. We will continue to evaluate our goodwill at least annually and will reflect the impairment of goodwill, if any, in operating income in the income statement in the period in which the impairment is indicated.

Recently Issued Financial Accounting Standards

   Recently, the Financial Accounting Standards Boards, which we refer to as FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144. SFAS 143 establishes requirements for accounting for removal costs associated with asset retirements and SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 143 is effective for fiscal years beginning after September 15, 2002, with earlier adoption encouraged, and SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Our adoption of SFAS 143 and SFAS 144 as of January 1, 2003 had no impact on our results of operations or financial position.

   In May 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued.
SFAS 145 rescinds the automatic treatment of gains or losses from extinguishments of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects similar to a sale-leaseback transaction and makes various technical corrections to existing pronouncements. SFAS 145 is effective for all financial statements issued by us after January 1, 2003. The adoption of SFAS 145 had no impact on our results of operations or financial position.

   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3,
"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 had no impact on our results of operations or financial position.

                                    BUSINESS

General

   We are a Delaware limited partnership with common units traded on the American Stock Exchange under the symbol "APL." We own and operate natural gas pipeline gathering systems in eastern Ohio, western New York and western Pennsylvania and are one of the largest gathering system operators in the Appalachian Basin. As of March 31, 2003, our gathering systems, in the aggregate, consisted of over 1,380 miles of intrastate pipelines, including approximately 80 miles of intrastate pipelines we constructed or acquired during the year then ended. Our gathering systems served approximately 4,200 wells at March 31, 2003, with an average daily throughput for the three months ended March 31, 2003 of 50.0 mmcf of natural gas and 50.4 mmcf for the year ended December 31, 2002. Our gathering systems provide a means through which well owners and operators can transport the natural gas produced by their wells to public utility pipelines for delivery to customers. To a significantly lesser extent, our gathering systems transport natural gas directly to customers. During the year ended December 31, 2002, our gathering systems transported 18.4 billion cubic feet, or bcf, of natural gas, an increase of 7% and 27% from the years ended December 31, 2001 and 2000, respectively. We connected 73 wells in the three months ended March 31, 2003, 214 wells in the year ended December 31, 2002 and 632 wells since we commenced operations in January 2000. In addition, we have added 433 wells through acquisitions of pipeline.

   Our gathering systems currently connect with public utility pipelines operated by Peoples Natural Gas Company, National Fuel Gas Supply, Tennessee Gas Pipeline Company, National Fuel Gas Distribution Company, East Ohio Gas Company, Columbia of Ohio, Consolidated Natural Gas Co., Texas Eastern Pipeline, Columbia Gas Transmission Corp. and Equitable Utilities. Public utility pipelines charge transportation fees to the person having title to the natural gas being transported, typically the well owner, an intermediate purchaser such as a natural gas distribution company, or a final purchaser. We do not have title to the natural gas gathered and delivered by us and, accordingly, do not pay transportation fees charged by public utility pipelines. We do not engage in storage or gas marketing programs, nor do we engage in the purchase and resale for our own account of natural gas transported through our gathering systems. We do not transport any oil produced by wells connected to our gathering systems.

   Since we began operations, we have had one business segment, the transportation segment. We derive our revenues primarily from the transportation of natural gas. During this period, we generated substantially all of our revenues by transporting natural gas produced by Atlas America, a wholly-owned subsidiary of Resource America, Inc., the indirect parent of our general partner, Atlas Pipeline Partners GP, LLC. Under most of our transportation agreements, the gathering fees we receive are equal to a percentage, generally 16%, of the gross or weighted average sales price of the natural gas we transport subject, in certain cases, to minimum prices of $0.35 or $0.40 per mcf. Our business therefore depends in large part upon the prices at which the natural gas we transport is sold. Due to the volatility of natural gas prices, our gross revenues can vary materially from period to period.

The Appalachian Basin

   The Appalachian Basin includes the states of Kentucky, Maryland, New York, Ohio, Pennsylvania, Virginia, West Virginia and Tennessee. It is the most mature oil and gas producing region in the United States, having established the first oil production in 1859. In addition, the Appalachian Basin is strategically located near the energy consuming regions of the mid-Atlantic and northeastern United States which has historically resulted in Appalachian producers selling their natural gas at a premium to the benchmark price for natural gas on the New York Mercantile exchange. According to the Energy Information Administration, a branch of the U.S. Department of Energy, in 2001 there were 22.2 trillion cubic feet, or tcf, of natural gas consumed in the United States which represented approximately 22.9% of the total energy used. Additionally, there were approximately 137,000 gas wells in the Appalachian Basin which represented approximately 37.3% of the total number of gas wells in the United States. Of those wells, approximately 4,200 wells are connected to our gathering systems. The Appalachian Basin accounted for approximately 3.4% of total 2001 domestic natural gas production, or 678 bcf. Furthermore, according to the Natural Gas Annual 2001, an annual report published by the Energy Information Administration, Office of Oil and Gas, the Appalachian

Basin holds 9.35 tcf of economically recoverable reserves, representing approximately 5.1% of total domestic reserves as of December 31, 2001. The 2003 forecast issue of World Oil magazine predicted that approximately 4,600 gas wells would be drilled in the Appalachian Basin during 2003, representing approximately 15% of the total number of wells to be drilled in the United States, and that the average depth of those 4,600 wells would be approximately 3,100 feet, compared to an estimated average depth of 5,100 feet for nationwide drilling efforts in 2003. The American Petroleum Institute has reported that in recent years the drilling success rate in the Appalachian Basin has exceeded 84%. Atlas America's success rates in the three states where we primarily operate, Pennsylvania, Ohio and New York, have historically averaged over 95%.

Business Strategy and Competitive Strengths

   Our goal is to increase the distributions to our unit holders by increasing the amount of natural gas transported by our gathering systems. We intend to accomplish this goal by:

   Expanding our existing asset base through construction of extensions necessary to service additional wells drilled by Atlas America and others. Atlas America develops natural gas wells for general and limited partnerships sponsored by it. Atlas America expects that it will continue to sponsor general and limited partnerships to develop both its existing properties and properties it may acquire in the future. We will seek to expand the number of wells connected to our gathering systems by adding wells drilled and operated by Atlas America and constructing the gathering systems necessary to serve these wells. We transport gas from more than 400 wells that are operated by companies other than Atlas America, which represents less than 5% of our total system throughput. While Atlas America is the largest operator, in terms of wells operated and mineral leases held, in the area we serve, we continue to seek additional gas transportation volumes from other operators.

   Expanding our existing asset base through accretive acquisitions of gathering systems from other parties. The ownership of gathering systems in the region in which we operate is fragmented, with gathering systems being operated by numerous small energy companies on behalf of themselves or investors, as well as by large entities such as public utility pipeline companies. We believe that aggregating smaller gathering systems in the region could provide operational economies of scale and thus we intend to pursue the acquisition of additional gathering systems on an opportunistic basis.

   Achieving economies of scale as a result of expanding our operations through extensions and acquisitions. We expect that, as we expand our operations, our general and administrative costs will not increase proportionately, thereby resulting in economies of scale and enabling a greater portion of our revenue to be available for distribution to our unit holders.

   Maintaining cost-efficient operations and expansion of our gathering system. We are constantly monitoring the condition of the gathering system and related facilities and effecting upgrades and repairs to maintain the system's integrity and capacity to transport gas at the least cost possible. In addition, we are diligent in making any expansion of our system adhere to the highest design and construction standards suitable for the specific application so that the system can continue to meet our expectations of a greater than 50 year life.

   Continuing to strengthen our balance sheet by financing our growth with a combination of long-term debt and equity to provide financial flexibility to fund future opportunities. In order to have the financial strength to take advantage of growth opportunities, we intend to maintain a strong balance sheet emphasizing a conservative balance of debt and equity. On occasion we may have to incur debt to complete acquisitions or significant capital projects on a timely basis. In those circumstances we would seek to position our capital structure to achieve our objective of maintaining financial flexibility.

   We believe that our focus on the mid-stream gas industry, specifically gas gathering systems, and the extensive prior experience of the management of our general partner in the operation of gathering systems, our position as one of largest operators of gathering systems in the Appalachian Basin and our relationship with Atlas America provide us with a competitive advantage in executing our growth strategy.

Pipeline Characteristics

   We set forth in the following table the volumes of the natural gas we transported, in mcfs, in the periods indicated.

                                                                      For the three
                                                                       months ended      For the years ended      Inception through
                                                                        March 31,            December 31,            December 31,
                                                                      -------------     -----------------------   -----------------
                                                                           2003           2002          2001             2000
                                                                      -------------    ----------    ----------   -----------------
New York systems ..................................................       105,000         493,600       570,500          408,800
Ohio systems ......................................................     1,176,800       5,396,900     5,378,200        3,902,200
Pennsylvania systems ..............................................     3,222,300      12,492,100    11,176,300       10,175,800
                                                                        ---------      ----------    ----------       ----------
                                                                        4,504,100      18,382,600    17,125,000       14,486,800
                                                                        =========      ==========    ==========       ==========

   Of the approximately 4,200 wells currently connected to our gathering systems, approximately 3,800 are owned by Atlas America or by investment partnerships managed or operated by Atlas America, with the remainder being owned or managed by third parties. We have agreements with Atlas America and its affiliates relating to the connection of future wells owned or controlled by them to our gathering systems and the transportation fees we will charge. We describe these agreements under "--Agreements with Atlas America." These wells are the principal producers of gas transported by our gathering systems and we anticipate that wells controlled by Atlas America will continue in the future to be the principal producers into our gathering systems. As of December 31, 2002, Atlas America and its affiliates controlled leases on developed properties in the operational area of our gathering systems totaling approximately 265,000 gross acres. In addition, Atlas America and its affiliates control leases on approximately 223,000 undeveloped gross acres of land. During the quarter ended March 31, 2003 and the year ended December 31, 2002, Atlas America and its affiliates drilled and connected 73 and 195 wells to our gathering systems, respectively.

   We generally construct the gathering system with 2, 4, 6, 8 and 12 inch cathodically protected and wrapped steel pipe and are generally buried 36 inches below the ground. Pipelines constructed in this manner typically are expected to last at least 50 years from the date of construction. For the three months ended March 31, 2003 and the years ended December 31, 2002, 2001 and 2000, the cost of operating the gathering systems, excluding depreciation, was approximately $608,000, $2.1 million, $1.9 million and $1.2 million, respectively. We do not believe that there are any significant geographic limitations upon our ability to expand in the areas serviced by our gathering systems.

   Our revenues are determined primarily by the amount of natural gas flowing through our gathering systems and the price received for this natural gas. Our ability to increase the flow of natural gas through our gathering systems and to offset the natural decline of the production already connected to our gathering systems will be determined primarily by our ability to connect new wells to our gathering systems and to acquire additional gathering assets.

Agreements with Atlas America

   At the completion of our initial public offering, we entered into an omnibus agreement and a master natural gas gathering agreement with Atlas America and two of its affiliates, Resource Energy, Inc. and Viking Resources Corporation. The purpose of these agreements is to maximize the use and expansion of our gathering systems and the volume of natural gas they transport. Since then, we have entered into additional gas gathering agreements with subsidiaries of Atlas America. None of these agreements resulted from arm's length negotiations and, accordingly, we cannot assure you that we could not have obtained more favorable terms from independent third parties similarly situated. However, since these agreements principally involve the imposition of obligations on Atlas America and its affiliates, we do not believe that we could obtain similar agreements from independent third parties.

Omnibus Agreement

   Under the omnibus agreement, Atlas America and its affiliates agreed to add wells to the gathering systems, provide consulting services with respect to gathering system acquisitions, provide management

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services when we construct new gathering systems or extend existing systems and, at our election, provide construction financing for system extensions. The omnibus agreement also imposes conditions upon our general partner's disposition of its general partner interest in us. The omnibus agreement is a continuing obligation, having no specified term or provisions regarding termination except for a provision terminating the agreement if our general partner is removed as general partner without cause.

   Well Connections. Atlas America sponsors oil and gas drilling programs in areas served by the gathering systems. Under the omnibus agreement, Atlas America must construct up to 2,500 feet of small diameter (two inches or less) sales or flow lines from the wellhead of any well it drills and operates to a point of connection to our gathering systems. Where Atlas America has extended sales and flow lines to within 1,000 feet of one of our gathering systems, we must extend our system to connect to that well.

   With respect to wells drilled that are more than 3,500 feet from our gathering systems, we have the right, at our cost, to extend our gathering systems. If we do not elect to extend our gathering systems, Atlas America may connect the wells to an interstate or intrastate pipeline owned by third parties, a local natural gas distribution company or an end user; however, we will have the right to assume the cost of construction of the necessary lines, which then become part of our gathering systems. We must exercise our rights within 30 days of notice to us from Atlas America that it intends to drill on a particular site that is not within 3,500 feet of our gathering systems. If we elect to have the well connected to our gathering systems, we must complete construction of one of our gathering systems to within 2,500 feet of the well within 60 days after Atlas America has notified us that the well will be completed as a producing natural gas well. If we elect to assume the cost of constructing lines, Atlas America will be responsible for the construction, and we must pay the cost of that construction within 30 days of Atlas America's invoice.

   Consulting Services. The omnibus agreement requires Atlas America to assist us in identifying existing gathering systems for possible acquisition and to provide consulting services to us in evaluating and making a bid for these systems. Any gathering system that Atlas America or its affiliates identify as a potential acquisition must first be offered to us. We will have 30 days to determine whether we want to acquire the identified system and advise Atlas America of our intent. If we intend to acquire the system, we have an additional 60 days to complete the acquisition. If we do not complete the acquisition, or advise Atlas America that we do not intend to acquire the system, then Atlas America may do so.

   Gathering System Construction. The omnibus agreement requires Atlas America to provide us with construction management services if we determine to expand one or more of our gathering systems. We must reimburse Atlas America for its costs, including an allocable portion of employee salaries, in connection with its construction management services.

   Construction Financing. The omnibus agreement requires Atlas America to provide us with stand-by financing of up to $1.5 million per year for the cost of constructing new gathering systems or gathering system expansions until February 2005. If we choose to use the stand-by commitment, the financing will be provided through the purchase by Atlas America of our common units in the amount of the construction costs as they are incurred. The purchase price of the common units will be the average daily closing price for the common units on the American Stock Exchange for the 20 consecutive trading days before the purchase. Construction costs do not include maintenance expenses or capital improvements following construction or costs of acquiring gathering systems. We are not obligated to use the stand-by commitment and may seek financing from other sources. We have not used the stand-by commitment to date.

   Disposition of Interest in Our General Partner. Direct and indirect wholly-owned subsidiaries of Atlas America act as the general partners, operators or managers of the oil and gas investment partnerships sponsored by Atlas America. Our general partner is a subsidiary of Atlas America. Under the omnibus agreement, those subsidiaries, including our general partner, that currently act as the general partners, operators or managers of partnerships sponsored by Atlas America must also act as the general partners, operators or managers for all new partnerships sponsored by Atlas America. Atlas America and its affiliates may not divest their ownership of one entity without divesting their ownership of the other entities to the same acquiror. For these purposes, divestiture means a sale of all or substantially all of the assets of an entity, the disposition of more than 50% of the capital stock or equity interest of an entity, or a merger or consolidation that results in Atlas America and its affiliates, on a combined basis, owning, directly or

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
indirectly, less than 50% of the entity's capital stock or equity interest. Atlas America and its affiliates may transfer their interests to each other, or to their wholly or majority-owned direct or indirect subsidiaries, or to a parent of any of them, provided that their combined direct or indirect interest is not reduced to less than 50%.

Natural Gas Gathering Agreements

   Under the master natural gas gathering agreement, we receive a fee from Atlas America for gathering natural gas, determined as follows:

     o for natural gas from well interests allocable to Atlas America or its subsidiaries (excluding general or limited partnerships sponsored by it) that were connected to our gathering systems at February 2, 2000, the greater of $0.40 per mcf or 16% of the gross sales price of the natural gas transported;

     o for natural gas from well interests allocable to general and limited partnerships sponsored by Atlas America that are connected to our gathering systems at any time, and well interests allocable to independent third parties in wells connected to our gathering systems before February 2, 2000, the greater of $0.35 per mcf or 16% of the gross sales price of the natural gas transported;

     o for natural gas from well interests allocable to Atlas America that were connected to our gathering systems after February 2, 2000, the greater of $0.35 per mcf or 16% of the gross sales price of the natural gas transported; and

     o for natural gas from well interests operated by Atlas America and drilled after December 1, 1999 that are connected to a gathering system that is not owned by us and for which we assume the cost of constructing the connection to that gathering system, an amount equal to the greater of $0.35 per mcf or 16% of the gross sales price of the natural gas transported, less the gathering fee charged by the other gathering system.

   Atlas America receives gathering fees from contracts or other arrangements with third party owners of well interests connected to our gathering systems. However, Atlas America must pay gathering fees owed to us from its own resources regardless of whether it receives payment under those contracts or arrangements.

   The master natural gas gathering agreement is a continuing obligation and, accordingly, has no specified term or provisions regarding termination. However, if our general partner is removed as our general partner without cause, then no gathering fees will be due under the agreement with respect to new wells drilled by Atlas America. The agreement provides that Atlas America, as the shipper of natural gas, will indemnify us against claims relating to ownership of the natural gas transported. For all other claims relating to natural gas we transport, the party that has control and possession of the natural gas must indemnify the other party with respect to losses arising in connection with or related to the natural gas when it is in the first party's possession and control.

   In addition to the master natural gas gathering agreement, we have three other gas gathering agreements with subsidiaries of Atlas America. Under two of these agreements, relating to wells located in southeastern Ohio which Atlas America acquired from Kingston Oil Corporation and wells located in Fayette County, Pennsylvania which Atlas America acquired from American Refining and Exploration Company, we receive a fee of $0.80 per mcf. Under the third agreement, which covers wells owned by third-parties unrelated to Atlas America or the investment partnerships it sponsors, we receive fees that range from $0.20 to $0.29 per mcf and 10% to 16% of the weighted average sales price for the natural gas we transport.

Credit Facility

   In December 2002, we entered into a $7.5 million credit facility administered by Wachovia Bank, National Association. In March 2003, Wachovia Bank and KeyBank, National Association increased the facility to $15.0 million. Borrowings under the facility are secured by a lien on and security interest in all of our property and that of our subsidiaries. Up to $3.0 million of the facility may be used for standby letters of credit. The revolving credit facility has a term ending in December 2005 and bears interest at one of two rates, elected at our option:

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
     o  the base rate plus the applicable margin; or

     o  the adjusted LIBOR plus the applicable margin.

   The base rate for any day equals the higher of the federal funds rate plus 1/2 of 1% or the Wachovia Bank prime rate. Adjusted LIBOR is LIBOR divided by
1.00 minus the percentage prescribed by the Federal Reserve Board for determining the reserve requirement for euro currency funding. The applicable margin is as follows:

     o where our leverage ratio, that is, the ratio of our debt to EBITDA, as defined in the credit facility agreement, is less than or equal to 1.5, the applicable margin is 0.00% for base rate loans and 1.50% for LIBOR loans;

     o where our leverage ratio is greater than 1.5 but less than or equal to 2.5, the applicable margin is 0.25% for base rate loans and 1.75% for LIBOR loans; and

     o where our leverage ratio is greater than 2.5, the applicable margin is 0.50% for base rate loans and 2.00% for LIBOR loans.

   As of March 31, 2003, interest rates under the facility ranged from 2.80% to 2.92%; at December 31, 2002, they were 2.92%.

   The credit facility requires us to maintain a specified net worth and specified ratios of current assets to current liabilities and debt to EBITDA, and requires us to maintain a specified interest coverage ratio. We used this credit facility to pay off our previous revolving credit facility with PNC Bank.

   Our principal purpose in obtaining an increase in the facility was to enable us to fund the expansion of our existing gathering systems and the acquisitions of other gas gathering systems. In the three months ended March 31, 2003 and the year ended December 31, 2002, we used $2.0 million and $4.4 million of our credit facility to fund, in part, capital expenditures for expansions of our existing gathering systems. At March 31, 2003, $8.5 million was outstanding under our credit facility.

Competition

   Our gathering systems do not encounter direct competition in their respective service areas since Atlas America controls the majority of the drillable acreage in each area. However, because we principally service wells drilled by Atlas America we are affected by competitive factors affecting Atlas America's ability to obtain properties and drill wells. Atlas America may encounter competition in obtaining drilling sources from third-party providers. Any competition it encounters could delay Atlas America in drilling wells for its sponsored partnerships, and thus delay the connection of wells to our gathering systems. These delays would reduce the volume of gas we otherwise would have transported, thus reducing our potential transportation revenues.

   As our omnibus agreement with Atlas America generally requires it to connect wells it operates to our system, we do not expect any direct competition in connecting wells drilled and operated by Atlas America in the future. In addition, we occasionally connect wells operated by third parties. During 2002 we connected 19 such wells. We did not encounter, nor do we expect, significant competition to connect such wells as they are generally in close proximity to our gathering system and distant from others. In any case, revenue derived from the gas transportation on behalf of third parties represents an insignificant portion of our annual revenue.

   During 2002 we did encounter competition in acquiring gas gathering systems owned by third parties. In several instances we submitted bids in auction situations and in direct negotiations for the acquisition of existing gas gathering systems. In each case we were either outbid by others or were unwilling to meet the sellers' expectations and, as a result, were unsuccessful in acquiring other systems. In the future, we expect to encounter equal if not greater competition for such acquisitions because as gas prices increase, the economic attractiveness of owning such assets increases as well.

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
Regulation

   Federal Regulation. Under the Natural Gas Act, the Federal Energy Regulatory Commission regulates various aspects of the operations of any "natural gas company," including the transportation of natural gas, rates and charges, construction of new facilities, extension or abandonment of services and facilities, the acquisition and disposition of facilities, reporting requirements, and similar matters. However, the Natural Gas Act definition of a "natural gas company" requires that the company be engaged in the transportation of natural gas in interstate commerce, or the sale in interstate commerce of natural gas for resale. Since we believe that each of our individual gathering systems performs primarily a gathering function, we believe that we are not subject to regulation under the Natural Gas Act. If we were determined to be a natural gas company, our operations would become regulated under the Natural Gas Act. We believe the expenses associated with seeking certificates of authority for construction, service and abandonment, establishing rates and a tariff for our gas gathering activities, and meeting the detailed regulatory accounting and reporting requirements would substantially increase our operating costs and would adversely affect our profitability, thereby reducing our ability to make distributions to unitholders.

   State Regulation. Our gas operations are subject to regulation at the state level. The Public Utility Commission of Ohio, the New York Public Service Commission and the Pennsylvania Public Utilities Commission regulate the transportation of natural gas in their respective states. In Ohio, a producer or gatherer of natural gas may file an application seeking exemption from regulation as a public utility. We have been granted an exemption by the Public Utility Commission of Ohio for our Ohio facilities. The New York Public Service Commission imposes traditional public utility regulation on the transportation of natural gas by companies subject to its regulation. This regulation includes rates, services and sitting authority for the construction of certain facilities. Our gas gathering operations currently are not subject to regulation by the New York Public Service Commission. Our operations in Pennsylvania currently are not subject to the Pennsylvania Public Utility Commission's regulatory authority since they do not provide service to the public generally and, accordingly, do not constitute the operation of a public utility. In the event the New York and Pennsylvania authorities seek to regulate our operations, we believe that our operating costs could increase and our transportation fees could be adversely affected, thereby reducing our net revenues and ability to make distributions to unitholders.

Environmental and Safety Regulation

   Under the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act and other federal and state laws relating to the environment, owners of natural gas pipelines can be liable for fines, penalties and clean-up costs with respect to pollution caused by the pipelines. Moreover, the owners' liability can extend to pollution costs from situations that occurred prior to their acquisition of the pipeline. Natural gas pipelines are also subject to safety regulation under the Natural Gas Pipeline Safety Act of 1968 and the Pipeline Safety Act of 1992 which, among other things, dictate the type of pipeline, quality of pipeline, depth, methods of welding and other construction-related standards. The state public utility regulators discussed above have either adopted the federal standards or promulgated their own safety requirements consistent with federal regulations. Although we believe that our gathering systems comply in all material respects with applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline operations, and we cannot assure you that we will not incur these costs and liabilities. Moreover, it is possible that other developments, such as increasingly rigorous environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

   We are also subject to the requirements of OSHA and comparable state statutes. We believe that our operations comply in all material respects with OSHA requirements, including general industry standards, record keeping, hazard communication requirements and monitoring of occupational exposure and other regulated substances.

   We have not expended and do not anticipate that we will be required in the near future to expend, amounts that are material in relation to our revenues by reason of environmental and safety laws. However,

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
we cannot predict legislative or regulatory developments or the costs of compliance with those developments. In general, however, we anticipate that new laws, regulations or policies will increase our operating costs and impose additional capital expenditure requirements on us.

Properties

   As of March 31, 2003, our principal facilities include approximately 1,380 miles of 2-inch to 12-inch diameter pipeline and 55 compressors, of which eight are leased from third parties. Substantially all of our gathering systems are constructed within rights-of-way granted by property owners named in the appropriate land records. In a few cases, property for gathering system purposes was purchased in fee. All of our compressor stations are located on property owned in fee or on property under long-term leases. Our general partner believes that we have satisfactory title to all of our properties.

   Our property or rights-of-way are subject to encumbrances, restrictions and other imperfections, although these imperfections have not interfered, and our general partner does not expect that they will materially interfere with the conduct of our business. In many instances, lands over which rights-of-way have been obtained are subject to prior liens which have not been subordinated to the right-of-way grants. In a few instances, our rights-of-way are revocable at the election of the land owners. In some cases, not all of the owners named in the appropriate land records have joined in the right-of-way grants, but in substantially all such cases signatures of the owners of majority interests have been obtained. Substantially all permits have been obtained from public authorities to cross over or under, or to lay facilities in or along, water courses, county roads, municipal streets, and state highways, where necessary, although in some instances these permits are revocable at the election of the grantor. Substantially all permits have also been obtained from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor's election.

   Certain of our rights to lay and maintain pipelines are derived from recorded gas well leases, which wells are currently in production; however, the leases are subject to termination if the wells cease to produce. In some of these cases, the right to maintain existing pipelines continues in perpetuity, even if the well associated with the lease ceases to be productive. In addition, because many of these leases affect wells at the end of lines, these rights-of-way will not be used for any other purpose once the related well ceases to produce.

Quantitative And Qualitative Disclosures About Market Risk

   All of our assets and liabilities are denominated in U.S. dollars, and as a result, we do not have exposure to currency exchange risks.

   We do not engage in any interest rate, foreign currency exchange rate or commodity price-hedging transactions, and as a result, we do not have exposure to derivatives risk.

   Our major market risk exposure is in the pricing applicable to natural gas sales. Realized pricing is primarily driven by spot market prices for natural gas. Pricing for natural gas production has been volatile and unpredictable for several years.

   Market risk inherent in our debt is the potential change arising from increases or decreases in interest rates. Changes in interest rates usually do not affect the fair value of variable rate debt, but may affect our future earnings and cash flows. We have a $15.0 million revolving credit facility to fund the expansion of our existing gathering systems and the acquisition of other gas gathering systems. The carrying value of our debt was $8,500,000 and $6,500,000 and the weighted average interest rate was 2.9% at both March 31, 2003 and December 31, 2002. At March 31, 2003, a hypothetical 10% change in the average interest rate applicable to this debt would result in a change of approximately $25,000 in our annual net income and would not affect the market value of this debt.

Litigation

   We are not, nor are any of our gathering systems, subject to any pending legal proceeding.

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
Partnership Information

   We were formed in May 1999 as a Delaware limited partnership and, under our partnership agreement, will be required to dissolve no later than December 31, 2098. We act as the limited partner of Atlas Pipeline Operating Partnership, which owns the gathering systems through subsidiaries. We have no significant assets other than our limited partnership interest in the operating partnership.

   Our general partner is solely responsible for conducting our business and managing our operations. As is commonly the case with publicly traded limited partnerships, we do not directly employ any of the persons responsible for our management or operation. Rather, Atlas America personnel manage the gathering systems and operate our business. Our general partner also acts as the general partner of the operating partnership. As a consequence, the affairs of the operating partnership are controlled by our general partner and not by us. However, our general partner may not consent to any act that would make it impossible to carry on our ordinary business and may not, without the consent of persons holding a majority of the common units and subordinated units, voting as separate classes, dispose of all or substantially all of our assets or the assets of the operating partnership.

   We discuss conflicts of interest that may arise between our general partner and us in "Conflicts of Interest and Fiduciary Responsibilities." We discuss our management and that of our general partner in "Management."

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
                                   MANAGEMENT

Our Management

   Our general partner manages our activities. Unitholders do not directly or indirectly participate in our management or operation or have actual or apparent authority to enter into contracts on our behalf or to otherwise bind us. Our general partner will be liable, as general partner, for all of our debts to the extent not paid, except to the extent that indebtedness or other obligations incurred by us are made specifically non-recourse to our general partner. Whenever possible, our general partner intends to make any indebtedness or other obligations non-recourse to it.

   Three members of the managing board of our general partner who are neither officers nor employees of our general partner nor directors, managing board members, officers or employees of any affiliate of our general partner (and have not been for the past five years) serve on the conflicts committee. Messrs. Bagnell, Beyer and Levin currently serve as the conflicts committee. The conflicts committee has the authority to review specific matters as to which the managing board believes there may be a conflict of interest in order to determine if the resolution of the conflict proposed by our general partner is fair and reasonable to us. Any matters approved by the conflicts committee are conclusively judged to be fair and reasonable to us, approved by all our partners and not a breach by our general partner or its managing board of any duties they may owe us or the unitholders. See "Conflicts of Interest and Fiduciary Responsibilities--Fiduciary Duties." In addition, the members of the conflicts committee also constitute an audit committee which reviews the external financial reporting by our management and reviewed by our independent public accountants and reviews procedures for internal auditing and the adequacy of our internal accounting controls.

   As is commonly the case with publicly traded limited partnerships, we do not directly employ any of the persons responsible for our management or operation. Rather, Atlas America personnel manage and operate our business. Officers of our general partner may spend a substantial amount of time managing the business and affairs of Atlas America and its affiliates and may face a conflict regarding the allocation of their time between our business and affairs and their other business interests.

Managing Board Members and Executive Officers of Our General Partner

   The following table sets forth information with respect to the executive officers and managing board members of our general partner. Executive officers and managing board members are elected for one year terms.


                                                                                                                           Year
                                                                                                                         in which
Name                                                                  Age        Position with general partner        service began
----                                                                  ---    --------------------------------------   -------------
Edward E. Cohen                                                       64    Chairman of the Managing Board                 1999
Jonathan Z. Cohen                                                     32    Vice Chairman of the Managing Board            1999
Michael L. Staines                                                    53    President, Chief Operating Officer,
                                                                            Secretary and Managing Board Member            1999
Steven J. Kessler                                                     60    Chief Financial Officer                        2002
Tony C. Banks                                                         48    Managing Board Member                          1999
William R. Bagnell                                                    40    Managing Board Member                          1999
George C. Beyer, Jr.                                                  64    Managing Board Member                          1999
Murray S. Levin                                                       60    Managing Board Member                          2001

   Edward E. Cohen has been Chairman of the Board of Directors of Resource America since 1990, Chief Executive Officer and a director of Resource America since 1988 and President of Resource America since 2000. He has been Chairman of the Board of Directors of Atlas America since 1998. He is Chairman of the Board of Directors of Brandywine Construction & Management, Inc., a property management company, and a director of TRM Corporation, a publicly traded consumer services company. Mr. Cohen is the father of Jonathan Z. Cohen.

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
   Jonathan Z. Cohen has been Chief Operating Officer and a director of Resource America since 2002 and Executive Vice President since 2001. Before that, Mr. Cohen had been a Senior Vice President since 1999. Mr. Cohen has been Vice Chairman of Atlas America since 1998. Mr. Cohen has also served as Trustee and Secretary of RAIT Investment Trust, a real estate investment trust, since 1997 and Chairman of the Board of Directors of The Richardson Company, a sales consulting company, since 1999. Mr. Cohen is the son of Edward E. Cohen.

   Michael L. Staines has been Senior Vice President of Resource America since 1989 and served as a director from 1989 through 2000 and Secretary from 1989 through 1998. Since 1998, Mr. Staines has been Executive Vice President, Secretary and a director of Atlas America. Mr. Staines is a member of the Ohio Oil and Gas Association and the Independent Oil and Gas Association of New York.

   Steven J. Kessler has been Senior Vice President and Chief Financial Officer of Resource America since 1997. Before that he was Vice President, Finance and Acquisitions, at Kravco Company, a national shopping center developer and operator.

   Tony C. Banks is a consultant to utilities, energy service companies and energy technology firms. From 2000 through early 2002, Mr. Banks was President of RAI Ventures, Inc. and Chairman of the Board of Optiron Corporation, which was an energy technology subsidiary of Atlas America until 2002. In addition, Mr. Banks served as President of our general partner during 2000. He was Chief Executive Officer and President of Atlas America from 1998 through 2000. From 1995 to 1998, Mr. Banks was Vice President of various subsidiaries of Atlas America.

   William R. Bagnell has been Vice President-Energy for Planalytics, Inc., an energy industry software company, since March 2000. Before that, he was from 1998 the Director of Sales for Fisher Tank Company, a national manufacturer of carbon and stainless steel bulk storage tanks. From 1992 through 1998, Mr. Bagnell was a Manager of Business Development for Buckeye Pipeline Partners, L.P., a publicly traded master limited partnership which is a transporter of refined petroleum products.

   George C. Beyer, Jr. has been Chief Executive Officer of Valley Forge Financial Group, Inc., a financial planning company, since 1967, and is a co-founder of Valley Forge Technologies Group, Inc. Mr. Beyer was also a co-founder of IBS, Inc., an employee benefits consulting firm. Mr. Beyer serves as a director of Commonwealth Bancorp and IBS, Valley Forge Financial Group, Valley Forge Pension Management, Inc., Valley Forge Investment Consultants, Inc. and Valley Forge Technologies Group, Inc.

   Murray S. Levin is a senior litigation partner at Pepper Hamilton LLP. Mr. Levin served as the first American president of the Association Internationale des Jeunes Avocats (Young Lawyers International Association), headquartered in Western Europe. He is a past president of the American Chapter and a member of the board of directors of the Union Internationale des Avocats (International Association of Lawyers), a Paris-based organization that is the world's oldest international lawyers association.

Other Significant Employees

   Nancy J. McGurk, 47, has been the Chief Accounting Officer of our general partner since 1999. Ms. McGurk has been Vice President of Resource America since 1992 and Treasurer and Chief Accounting Officer since 1989.

Reimbursement of Expenses of Our General Partner and its Affiliates

   Our general partner does not receive any management fee or other compensation for its services apart from its general partnership and incentive distribution interests. We reimburse our general partner and its affiliates, including Atlas America, for all expenses incurred on our behalf. These expenses include the costs of employee, officer and managing board member compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Our general partner allocates the costs of employee and officer compensation and benefits based upon the amount of business time spent by those employees and officers on our business. We reimbursed our general partner $8.8 million for expenses incurred during 2002,

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

which constituted all of our transportation and compression, general and administrative and capital expenditures costs.

Compensation Committee Interlocks and Insider Participation

   Neither we nor the managing board of our general partner has a compensation committee. Compensation of the personnel of Atlas America and its affiliates who provide us with services is set by Atlas America and such affiliates. The independent members of the managing board of our general partner, however, do review the allocation of the salaries of such personnel for purposes of reimbursement. None of the independent managing board members is an employee or former employee of ours or of our general partner. However, Mr. Bagnell was, until September 1992, an employee of Resource America, the ultimate parent of our general partner, and served from December 1998 until February 2003 as a trustee of its employee stock ownership plan and from September 1999 until February 2003 as a trustee of its 401(k) plan. No executive officer of our general partner is a director or executive officer of any entity in which an independent managing board member is a director or executive officer.

Executive Compensation

   We do not directly compensate the executive officers of our general partner. Rather, Atlas America and its affiliates allocate the compensation of the executive officers between activities on behalf of our general partner and us and activities on behalf of Atlas America and its affiliates based upon an estimate of the time spent by such persons on activities for us and for Atlas America and its affiliates, and we reimburse our general partner for the compensation allocated to us. The compensation allocation was $344,700 and $397,500 for the years ended December 31, 2002 and 2001, respectively. The following table sets forth the compensation allocation for our general partner's President since we commenced operations. No other executive officer of our general partner received aggregate salary and bonus from us in excess of $100,000 during the periods indicated.

                           Summary Compensation Table

                                                                                                                        All other
Name and principal position                                                                        Year     Salary    compensation
---------------------------                                                                        ----    --------   ------------
Michael L. Staines,.............................................................................    2002    $162,250      $22,575
 President, Chief Operating Officer,                                                                2001     167,895       23,505
 Secretary and Managing Board Member                                                                2000      87,719       12,281

Compensation of Managing Board Members

   Our general partner does not pay additional remuneration to officers or employees of Resource America who also serve as managing board members. Each independent managing board member receives an annual retainer of $6,000 together with $1,000 for each board meeting attended, $1,000 for each committee meeting attended where he is chairman of the committee and $500 for each committee meeting attended where he is not chairman. In addition, our general partner reimburses each independent board member for out-of-pocket expenses in connection with attending meetings of the board or committees. We reimburse our general partner for these expenses and indemnify our general partner's managing board members for actions associated with being managing board members to the extent permitted under Delaware law.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

                             Conflicts of Interest
General

   Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and Atlas America and its affiliates, on the one hand, and us and our limited partners, on the other hand. The managing board members and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Atlas America and its affiliates as members. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

   Our partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to ours in resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duty to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty.

   Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any partner, on the other, our general partner has the responsibility to resolve that conflict. A conflicts committee of our general partner's managing board will, at the request of our general partner, review conflicts of interest. The conflicts committee will consist of the independent managing board members, currently Messrs. Bagnell, Beyer and Levin. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is considered to be fair and reasonable to us. Any resolution is considered to be fair and reasonable to us if that resolution is:

     o approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received approval;

     o on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

     o fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

   In resolving a conflict, our general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

     o the relative interest of the parties involved in the conflict or affected by the action;

     o any customary or accepted industry practices or historical dealings with a particular person or entity; and

     o generally accepted accounting practices or principles and other factors as it considers relevant, if applicable.

   Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the conversion of subordinated units.

   The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding various matters, including:

     o  amount and timing of asset purchases and sales;

     o  cash expenditures;

     o  borrowings;

     o  issuances of additional units; and

     o  the creation, reduction or increase of reserves in any quarter.

   In addition, our borrowings do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

     o enabling our general partner and its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or

     o  hastening the expiration of the subordination period.

   Our partnership agreement provides that we and the operating partnership may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or the operating partnership. The partnership agreement limits the amount of debt we may incur, including amounts borrowed from our general partner.

We do not have any employees and rely on the employees of our general partner and its affiliates.

   We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates. Affiliates of our general partner will conduct business and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition between us, our general partner and affiliates of our general partner for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner who provide services to us are not required to work full time on our affairs. These officers may devote significant time to the affairs of our general partner's affiliates and be compensated by these affiliates for the services rendered to them. There may be significant conflicts between us and affiliates of our general partner regarding the availability of these officers to manage us.

We must reimburse our general partner and its affiliates for expenses.

   We must reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services properly allocable to us. See
"Management--Reimbursement of Expenses of Our General Partner and its
Affiliates."

Our general partner intends to limit its liability regarding our obligations.

   Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only as to all or particular assets of ours and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit our or its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

   Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and those affiliates in favor of us.

Determinations by our general partner may affect its obligations and the obligations of Atlas America.

   We have agreements with Atlas America regarding, among other things, transporting natural gas from wells controlled by it and its affiliates, construction of expansions to our gathering systems, financing that construction and identification of other gathering systems for acquisition. Determinations made by our general partner will significantly affect the obligations of Atlas America under these agreements. For example, a determination by our general partner to seek outside financing to expand our gathering systems would reduce the amount of additional investment Atlas America would be required to make in us. A determination not to acquire a gathering system identified by Atlas America could result in the acquisition of that system by Atlas America.

Contracts between us, on the one hand, and our general partner and Atlas America and its affiliates, on the other, will not be the result of arm's-length negotiations.

   The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are on terms fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates on the other, are or will be the result of arm's length negotiations. In addition, our general partner will negotiate the terms of any acquisitions from Atlas America subject to the approval of the conflicts committee consisting of persons unaffiliated with Atlas America.

We may not retain separate counsel or other professionals.

   Attorneys, independent public accountants and others who perform services for us are selected by our general partner or the conflicts committee and may also perform services for our general partner and Atlas America and its affiliates. We may retain separate counsel in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of that conflict. We do not intend to do so in most cases.

                                Fiduciary Duties

State Law Fiduciary Duty Standards

   Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

   The Delaware Revised Uniform Limited Partnership Act provides that a limited partner may institute legal action on our behalf to recover damages from a third party where our general partner has refused to institute the action or where an effort to cause our general partner to do so is not likely to succeed. In addition, the statutory or case law may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership Agreement Modified Standards; Limitations on Remedies of
Unitholders

   Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires; it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that our general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held and limit the remedies that would otherwise be available to unitholders for actions by our general partner that, in the absence of those standards, might constitute breaches of fiduciary duty to unitholders.

   Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously described. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner will not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held and limit the remedies that would otherwise be available to unitholders for actions by our general partner that, in the absence of those standards, might constitute breaches of fiduciary duty to unitholders.

   Our partnership agreement specifically provides that, subject only to the obligations of Atlas America and its affiliates to us under the omnibus agreement, the master natural gas gathering agreement or similar agreements, it will not be a breach of our general partner's fiduciary duty if its affiliates engage in business interests and activities in preference to or to the exclusion of us. Also, our general partner and its affiliates have no obligation to present business opportunities to us except for the obligation of Atlas America to us in connection with the identification of potential acquisitions of existing gathering systems. These standards reduce the obligations to which our general partner would otherwise be held and limit the remedies that would otherwise be available to unitholders for actions by our general partner that, in the absence of those standards, might constitute breaches of fiduciary duty to unitholders.

   In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and managing board members will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

   In order to become a limited partner, a common unitholder is required to agree to be bound by the provisions of our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Revised Uniform Limited Partnership Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

   We are required to indemnify our general partner and its officers, managing board members, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. This indemnification is required if our general partner or the other persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests. Indemnification is required for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. See "Our Partnership Agreement-- Indemnification."

                           OUR PARTNERSHIP AGREEMENT

   The following is a summary of our current partnership agreement.

Organization and Duration

   We were formed in May 1999. We will dissolve on December 31, 2098, unless sooner dissolved under the terms of our partnership agreement.

Purpose

   Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnership and engaging in any business activity that may be engaged in by our operating partnership or that is approved by our general partner. The operating partnership agreement provides that our operating partnership may, directly or indirectly, engage in:

     o operations as conducted on February 2, 2000, including the ownership and operation of our gathering systems;

     o any other activity approved by our general partner, but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as that term is defined in Section 7704 of the Internal Revenue Code; or

     o  any activity that enhances the operations described above.

The Units

   The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units to partnership distributions, together with a description of the circumstances under which subordinated units may convert into common units, see "--Cash Distribution Policy" and "--Description of the Subordinated Units."

Description of the Subordinated Units

   The subordinated units are a separate class of interest and the rights of holders to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash is first distributed to our general partner and to the holders of common units, plus any arrearages on the common units, and then distributed to the holders of subordinated units.

   The subordination period will extend until the first day of any quarter beginning after December 31, 2004 that each of the following three events occurs:

     o distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and the subordinated units for each of the 12 consecutive quarters immediately preceding that date;

     o the adjusted operating surplus generated during each of the 12 immediately preceding quarters equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding common units and the subordinated units during those periods on a fully diluted basis and the related distributions on the general partner interests during those periods; and

     o there are no arrearages in the payment of the minimum quarterly distribution on the common units.

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
   Once the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and will participate, pro rata, with the other common units in distributions of available cash.

Limited Voting Rights

   Holders of common units generally vote as a class separate from the holders of subordinated units and have similarly limited voting rights. During the subordination period, common units and subordinated units will vote separately as a class on the following matters:

     o  a sale or exchange of all or substantially all of our assets;

     o  our dissolution or reconstitution;

     o  our merger;

     o termination or material modification of the omnibus agreement or master natural gas gathering agreement; and

     o substantive amendments to our partnership agreement, including any amendment that would cause us to become taxable as a corporation.

   Only the common units are entitled to vote on approval of the removal or voluntary withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights during the subordination period, except that our general partner may transfer all of its general partner interest and incentive distribution rights to an affiliate or in connection with a merger of our general partner without approval of the common unitholders. Removal of our general partner requires a two-thirds vote of all outstanding common units, excluding those held by our general partner and its affiliates. Our partnership agreement permits our general partner generally to make amendments to it that do not materially adversely affect unitholders without the approval of any unitholders.

Cash Distribution Policy

   Quarterly Distributions of Available Cash. Our operating partnership is required by the operating partnership agreement to distribute to us, within 45 days of the end of each fiscal quarter, all of its available cash for that quarter. We, in turn, distribute to our partners all of the available cash received from our operating partnership for that quarter.

   Available cash generally means, for any of our fiscal quarters, all cash on hand at the end of the quarter less cash reserves that our general partner determines are appropriate to provide for our operating costs, including potential acquisitions, and to provide funds for distributions to the partners for any one or more of the next four quarters. We generally make distributions of all available cash within 45 days after the end of each quarter to holders of record on the applicable record date.

   For each quarter during the subordination period, to the extent there is sufficient available cash, the holders of common units have the right to receive the minimum quarterly distribution of $0.42 per unit, plus any arrearages on the common units, before any distribution is made to the holders of subordinated units. This subordination feature enhances our ability to distribute the minimum quarterly distribution on the common units during the subordination period.

   We make distributions of available cash to unitholders regardless of whether the amount distributed is less than the minimum quarterly distribution. If distributions from available cash on the common units for any quarter during the subordination period are less than the minimum quarterly distribution of $0.42 per common unit, holders of common units will be entitled to arrearages. Common unit arrearages will accrue and be paid in a future quarter after the minimum quarterly distribution is paid for that quarter. Subordinated units will not accrue any arrearages on distributions for any quarter.

   The holders of subordinated units will have the right to receive the minimum quarterly distribution only after the common units have received the minimum quarterly distribution plus any arrearages in payment of the minimum quarterly distribution. Upon expiration of the subordination period, the subordinated units will convert into common units on a one-for-one basis, and will then participate pro rata with the other common units in distributions of our available cash.

   Distributions of Available Cash from Operating Surplus. Cash distributions are characterized as distributions from either operating surplus or capital surplus. This distinction affects the amounts distributed to unitholders relative to our general partner, and also determines whether holders of subordinated units receive any distributions.

   Operating surplus means:

     o  our cash balance, excluding cash constituting capital surplus, less

     o all of our operating expenses, debt service payments, maintenance costs, capital expenditures and reserves established for future operations.

   Capital surplus means capital generated only by borrowings other than working capital borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets disposed of in the ordinary course of business.

   We treat all available cash distributed from any source as distributed from operating surplus until the sum of all available cash distributed since we began operations equals our total operating surplus from the date we began operations until the end of the quarter that immediately preceded the distribution. This method of cash distribution avoids the difficulty of trying to determine whether available cash is distributed from operating surplus or capital surplus. We treat any excess available cash, irrespective of its source, as capital surplus, which would represent a return of capital, and we will distribute it accordingly. For a discussion of distributions of capital surplus, see "--Distributions of Capital Surplus" below.

   We distribute available cash from operating surplus for any quarter during the subordination period in the following manner:

     o first, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

     o second, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units;

     o third, 98% to the subordinated units, pro rata, and 2% to our general partner, until we have distributed for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

     o after that, in the manner described in "--Incentive Distribution Rights" below.

   The 2% allocation of available cash from operating surplus to our general partner includes our general partner's percentage interest in distributions from us and our operating partnership on a combined basis, exclusive of its interest as a subordinated unitholder.

   We distribute available cash from operating surplus for any quarter after the subordination period in the following manner:

     o first, 98% to all units, pro rata, and 2% to our general partner, until we have distributed for each unit an amount equal to the minimum quarterly distribution for that quarter;

     o second, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units; and

     o after that, in the manner described in "--Incentive Distribution Rights" below.

   Adjusted operating surplus for any period generally means operating surplus generated during that period, less:

     o  any net increase in working capital borrowings during that period and

     o any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period,

   and plus:

     o  any net decrease in working capital borrowings during that period and

     o any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

   Operating surplus generated during a period is equal to the difference between:

     o  the operating surplus determined at the end of that period and

     o  the operating surplus determined at the beginning of that period.

   Incentive Distribution Rights. By "incentive distribution rights" we mean the general partner's right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after we have made the minimum quarterly distributions and we have met specified target distribution levels, as described below. Our general partner may transfer its incentive distribution rights separately from its general partner interest subject, during the subordination period, to the consent of a majority of the common units and the subordinated units voting as separate classes. After the subordination period no consent is required.

   We make incentive distributions to our general partner for any quarter in which each of the following occurs:

     o we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution and

     o we have distributed available cash from operating surplus on the common units in an amount necessary to eliminate any cumulative common unit arrearages.

   If these conditions have been satisfied, the remaining available cash will be distributed as follows:

     o First, 85% to all units, pro rata, and 15% to our general partner, until each unitholder has received a total of $0.52 per unit for that quarter, in addition to any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units;

     o second, 75% to all units, pro rata, and 25% to our general partner, until each unitholder has received a total of $0.60 per unit for that quarter, in addition to any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units; and

     o  after that, 50% to all units, pro rata, and 50% to our general partner.

   The distributions to our general partner that exceed its aggregate 2% general partner interest represent the incentive distribution rights.

   Distributions from Capital Surplus. We distribute available cash from capital surplus in the following manner:

     o first, 98% to all units, pro rata, and 2% to our general partner, until each common unit has received distributions equal to $13.00 per unit;

     o second, 98% to the common units, pro rata, and 2% to our general partner, until each common unit has received an aggregate amount equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

     o after that, we will distribute all available cash from capital surplus, as if it were from operating surplus.

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
   When we make a distribution from capital surplus, we will treat it as if it were a repayment of your investment in your common units. For these purposes, the partnership agreement deems the investment to be $13.00 per common unit, which is the unit price from our initial public offering, regardless of the price you actually pay for your common units in this offering. To reflect this repayment, we will reduce the amount of the minimum quarterly distribution and the distribution levels at which our general partner's incentive distribution rights begin, which we refer to in this prospectus as "target distribution levels," by multiplying each amount by a fraction, determined as follows:

     o the numerator is $13.00 less all distributions from capital surplus including the distribution just made, and

     o the denominator is $13.00 less all distributions from capital surplus excluding the distribution just made.

   We refer to the initial public offering price of $13.00 per common unit, less any distributions from capital surplus, as the "unrecovered unit price." This adjustment to the minimum quarterly distribution may accelerate the dates at which the subordinated units convert into common units.

   After the minimum quarterly distribution and the target distribution levels have been reduced to zero, we will treat all distributions of available cash from all sources as if they were from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, our general partner will then be entitled to receive 50% of all distributions of available cash in its capacity as general partner and holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

   Distributions from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

   Adjustment of Minimum Quarterly Distribution and Target Distribution Levels. In addition to adjustments made upon a distribution of available cash from capital surplus, we will proportionately adjust each of the following upward or downward, as appropriate, if any combination or subdivision of units occurs:

     o  the minimum quarterly distribution,

     o  the target distribution levels,

     o  the unrecovered unit price,

     o the number of common units issuable upon conversion of the subordinated units, and

     o  other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units occurs, we will reduce the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price of the common units to 50% of their initial levels.

   We will not make any adjustment for the issuance of additional common units for cash or property.

   We may also adjust the minimum quarterly distribution and the target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us or our operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter after that time to amounts equal to the product of:

     o the minimum quarterly distribution and each of the target distribution levels multiplied by

     o  one minus the sum of:

        o the highest marginal federal income tax rate which could apply to the partnership that is taxed as a corporation plus

        o any increase in the effective overall state and local income tax rate that would have been applicable in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we became taxable as a corporation for federal income tax purposes and subject to a maximum marginal federal, and effective state and local, income tax rate of 40%, then we would reduce the minimum quarterly distribution and the target distribution levels to 60% of the amount immediately before the adjustment.

   Distributions of Cash Upon Liquidation. When we commence dissolution and liquidation, we will sell or otherwise dispose of our assets and adjust the partners' capital account balances to reflect any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law. After that, we will distribute the proceeds to the unitholders and our general partner in accordance with their capital account balances, as so adjusted.

   We maintain capital accounts in order to ensure that the partnership's allocations of income, gain, loss and deduction are respected under the Internal Revenue Code. The balance of a partner's capital account also determines how much cash or other property the partner will receive on liquidation of the partnership.

   A partner's capital account is credited with (increased by) the following items:

     o the amount of cash and fair market value of any property (net of liabilities) contributed by the partner to the partnership, and

     o the partner's share of "book" income and gain (including income and gain exempt from tax).

   A partner's capital account is debited with (reduced by) the following items:

     o the amount of cash and fair market value (net of liabilities) of property distributed to the partner, and

     o the partner's share of loss and deduction (including some items not deductible for tax purposes).

   Partners are entitled to liquidating distributions in accordance with their capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle common unitholders to a preference over the subordinated unitholders upon our liquidation to the extent required to permit common unitholders to receive the unrecovered initial public offering unit price described in "--Distributions from Capital Surplus," above, plus any unpaid arrearages in payment of the minimum quarterly distributions. Thus, we will allocate net losses recognized upon our liquidation to the holders of the subordinated units to the extent of their capital account balances before we allocate any loss to the holders of the common units. Also we will allocate net gains recognized upon our liquidation first to restore negative balances in the capital account of our general partner and any unitholders and then to the common unitholders until their capital account balances equal the unrecovered initial unit price plus unpaid arrearages in payment of the minimum quarterly distributions. However, we cannot assure you that there will be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units.

   If our liquidation occurs before the end of the subordination period, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

     o first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

     o second, 98% to the common units, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

        o the unrecovered unit price,

        o the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs, and

        o any unpaid arrearages in payment of the minimum quarterly distribution;

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     o  third, 98% to the subordinated units, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

        o the unrecovered capital on that subordinated unit and

        o the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

     o fourth, 85% to all units, pro rata, and 15% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

        o the excess of the $0.52 target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence less

        o the cumulative amount per unit of any distribution of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 85% to the units, pro rata, and 15% to our general partner for each quarter of our existence;

     o fifth, 75% to all units, pro rata, and 25% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

        o the excess of the $0.60 target distribution per unit over the $0.52 target distribution per unit for each quarter of our existence less

        o the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 75% to the units, pro rata, and 25% to our general partner for each quarter of our existence; and

     o  after that, 50% to all units, pro rata, and 50% to our general partner.

If our liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the second and third priorities above will no longer be applicable.

   Upon our liquidation, any loss will generally be allocated to our general partner and the unitholders in the following manner:

     o first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the holders of the subordinated units have been reduced to zero;

     o second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

     o  after that, 100% to our general partner.

If our liquidation occurs after the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

   In addition, we will make interim adjustments to the capital accounts at the time we issue additional equity interests or make distributions of property.
We will base these adjustments on the fair market value of the interests or the property distributed and we will allocate any gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional equity interests, our distributions of property, or upon our liquidation, in a manner which results, to the extent possible, in the capital account balances of our general partner equaling the amount which would have been our general partner's capital account balances if we had not made any earlier positive adjustments to the capital accounts.

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Power of Attorney

   Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution and the amendment of our partnership agreement, and to make consents and waivers under our partnership agreement.

Capital Contributions

   Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

Limited Liability

   So long as a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act and otherwise acts in conformity with the provisions of our partnership agreement, the limited partner's liability under the Delaware Act will be limited to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined that a limited partner participated in the control of our business, then the limited partner could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend only to persons who transact business with us who reasonably believe that the limited partner is a general partner. However, what constitutes participating in the control of a limited partnership's business has not been clearly established in all states. If it were determined, for example, that the right, or exercise of a right, by the limited partners to:

     o  remove our general partner,

     o  approve some amendments to our partnership agreement, or

     o  take other action under our partnership agreement

constituted participation in the control of our business, then limited partners could be held liable for our obligations to the same extent as our general partner.

   Under the Delaware Act, we cannot make a distribution to a partner if, after the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property, exceed the fair value of our assets. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware
Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which he could not ascertain from our partnership agreement.

   Our operating partnership currently conducts business in New York, Ohio and Pennsylvania. The limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in our operating partnership or otherwise, conducting business in any state under the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner. We operate in

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
a manner our general partner considers reasonable and appropriate to preserve the limited liability of the limited partners.

Transfer Agent and Registrar

   American Stock Transfer and Trust Company is our registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except that the following fees must be paid by unitholders:

     o surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

     o special charges for services requested by a holder of a common unit, and

     o  other similar fees or charges.

There is no charge to unitholders for disbursements of cash distributions.

   We will indemnify the transfer agent, its agents and each of their particular shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in its capacity as our transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

   The transfer agent will not record a transfer of common units, and we will not recognize the transfer, unless the transferee executes and delivers a transfer application. The form of transfer application appears on the reverse side of the certificates representing the common units. By executing and delivering a transfer application, the transferee of common units:

     o becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

     o  automatically requests admission as a substituted limited partner;

     o agrees to be bound by the terms and conditions of our partnership agreement;

     o represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

     o grants powers of attorney to officers of our general partner and our liquidator, as specified in our partnership agreement; and

     o  makes the consents and waivers contained in our partnership agreement.

   An assignee will become a substituted limited partner as to the transferred common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

   A transferee's broker, agent or nominee may complete, execute and deliver the transfer applications. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

   Common units are securities and are transferable according to the laws governing transfer of securities. In addition to the rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner. A purchaser or transferee of common units who does not execute and deliver a transfer application will have only

     o the right to assign the common units to a purchaser or other transferee and

     o the right to transfer the right to seek admission as a substituted limited partner.

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
Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive

     o cash distributions or federal income tax allocations unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application and

     o may not receive federal income tax information or reports furnished to record holders of common units.

   The transferor of common units must provide the transferee with all information necessary to transfer the common units. The transferor will not be required to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See "--Status as Limited Partner or Assignee."

   Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations, even if either of us has notice of an attempted transfer.

Issuance of Additional Securities

   Our partnership agreement generally authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, we cannot issue more than 150,000 additional common units or units on a parity with common units without the approval of the holders of a majority of the common units and subordinated units, voting as separate classes, subject to the exceptions described below. The 150,000 additional units may be issued for any purpose. We may issue an unlimited number of common units during the subordination period in the following situations:

     o  upon conversion of subordinated units;

     o  pursuant to employee benefit plans;

     o upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal or removal of our general partner;

     o  in the event of a combination or subdivision of common units;

     o in connection with an acquisition or capital improvement that would have resulted in no decrease in cash flow on a per unit basis pro forma for the preceding four-quarter period; or

     o upon our election to require Atlas America to provide us with construction financing.

   We have funded, and will likely continue to fund, acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

   In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

   Upon issuance of additional partnership securities, our general partner must make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and in our operating partnership. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest that existed

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
immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Limitations on Debt During Subordination Period

   Our partnership agreement generally authorizes us to incur indebtedness in support of our operations, to maintain or expand our gathering systems or for other appropriate purposes. However, during the subordination period, our partnership agreement prohibits us from incurring debt that will:

     o  result in an interest coverage ratio of less than four to one or

     o result in our aggregate indebtedness exceeding two times EBITDA for the immediately preceding fiscal year, determined on a pro forma basis giving effect to acquisitions completed in the fiscal year.

   The interest coverage ratio will be calculated as EBITDA for the immediately preceding fiscal year, determined on a pro forma basis giving effect to acquisitions completed in the year, divided by the annual interest payments required under all debt to which we are subject, including interest required under the proposed indebtedness. EBITDA means our income or loss before interest expense, income taxes and depreciation, depletion and amortization.

Amendment of Our Partnership Agreement

   Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which it may withhold in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed in "-No Unitholder Approval" below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

   Prohibited Amendments. No amendment may be made that would:

     o change the percentage of outstanding units required to take partnership action, unless approved by the affirmative vote of unitholders constituting at least the voting requirement sought to be reduced;

     o enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

     o enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

     o  change our term;

     o provide that we are not dissolved upon the expiration of our term or upon an election to dissolve us by our general partner that is approved by holders of a majority of the units of each class; or

     o give any person the right to dissolve us other than our general partner's right to dissolve us with the approval of holders of a majority of the units of each class.

The provision of our partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

   No Unitholder Approval. Our general partner may amend our partnership agreement, without the approval of the unitholders, to:

     o change our name, the location of our principal place of business, our registered agent or registered office;

     o reflect the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

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

     o qualify us or continue our qualification as a limited partnership under the laws of any state or to ensure that neither we nor our operating partnership will be taxed as a corporation or otherwise taxed as an entity for federal income tax purposes;

     o prevent us or our general partner, or its directors, officers, agents or trustees, from being subject to the provisions of the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974;

     o  authorize additional limited or general partner interests;

     o reflect changes required by a merger agreement that has been approved under the terms of our partnership agreement;

     o permit us to form or invest in any entity, other than the operating partnership, permitted by our partnership agreement;

     o  change our fiscal year or taxable year; and

     o make other changes substantially similar to any of the matters described above.

   In addition, our general partner may amend our partnership agreement, without the approval of the unitholders, if those amendments:

     o  do not adversely affect the limited partners in any material respect;

     o are necessary to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

     o are necessary to facilitate the trading of limited partner interests or to comply with any rule or guideline of any securities exchange or interdealer quotation system on which the limited partner interests are or will be listed for trading;

     o are necessary for any action taken by our general partner relating to splits or combinations of units; or

     o are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

   Opinion of Counsel and Unitholder Approval. Except in the case of the amendments described above under "--No Unitholder Approval," amendments to our partnership agreement will not become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner or cause us or our operating partnership to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such). Subject to obtaining the opinion of counsel, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected.

Merger, Sale or Other Disposition of Our Assets

   Our general partner may not, without the prior approval of holders of a majority of the outstanding units of each class, cause us to sell, exchange or otherwise dispose of all of substantially all of our assets, including by way of merger, consolidation or other combination, or approve on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our operating partnership. However, our general partner may mortgage or otherwise grant a security interest in all or substantially all of our assets or sell all or substantially all of our assets under a foreclosure without that approval. Furthermore, provided that conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our and their assets to, a newly formed entity if the sole purpose of that merger or conveyance changes our legal form into another limited liability entity.

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

   The unitholders are not entitled to dissenters' rights of appraisal in the event of a merger, consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

   We will continue until December 31, 2098, unless terminated sooner upon:

     o the election of our general partner to dissolve us, if approved by the holders of a majority of the outstanding units of each class;

     o the sale, exchange or other disposition of all or substantially all of our assets and those of our operating partnership;

     o  the entry of a decree of judicial dissolution of us; or

     o the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than the transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last item above, the holders of a majority of the units of each class may also elect, within specific time limitations, to reconstitute us by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the units of each class subject to our receipt of an opinion of counsel to the effect that:

     o the action would not result in the loss of limited liability of any limited partner and

     o we, the reconstituted limited partnership, and the operating partnership would not be taxed as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

   Unless we are reconstituted and continue as a new limited partnership, upon our liquidation the liquidator will liquidate our assets and apply the proceeds of the liquidation as described in "--Cash Distribution Policy--Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

   Except as described below, our general partner will not withdraw voluntarily either as our general partner or as general partner of our operating partnership during the subordination period without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. At the end of the subordination period, our general partner may withdraw as our general partner without first obtaining approval from the unitholders by giving 90 days' written notice. In addition, our general partner may withdraw at any time without unitholder approval upon 90 days' notice if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. Our general partner may also sell or otherwise transfer all of its general partner interests in us without the approval of the unitholders as described below under "--Transfer of General Partner Interest and Incentive Distribution Rights." Upon withdrawal, we must reimburse our general partner for all expenses incurred by it on our behalf or allocable to us in connection with operating our business.

   If our general partner withdraws, other than as a result of a transfer of all or a part of its general partner interests in us, the holders of a majority of the common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved and liquidated, unless within 180 days after that

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
withdrawal the holders of a majority of the units of each class agree in writing to continue our business and to appoint a successor general partner. See "--Termination and Dissolution."

   Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal is also subject to the approval of a successor general partner by the vote of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates. If our general partner is removed under circumstances where cause does not exist and does not consent to that removal:

     o the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

     o the agreement of Atlas America to connect wells to our gathering systems will terminate;

     o the master natural gas gathering agreement with Atlas America will not apply to any future wells drilled by Atlas America although it will continue as to wells connected to the gathering system at the time of removal;

     o the obligations of Atlas America to provide financing and other assistance for the extension of our gathering systems and to provide assistance in the identification and acquisition of gathering systems from third parties will terminate;

     o any existing arrearages in payment of the minimum quarterly distributions will be extinguished; and

     o our general partner will have the right to convert its general partner interests and incentive distribution rights into common units or to receive cash in exchange for those interests from the successor general partner.

   Our partnership agreement defines "cause" as existing where a court has rendered a final, non-appealable judgment that our general partner has committed fraud, gross negligence or willful or wanton misconduct in its capacity as general partner.

   Withdrawal or removal of our general partner as our general partner also constitutes its withdrawal or removal as the general partner of our operating partnership.

In the event of removal of our general partner under circumstances where cause exists or a withdrawal of our general partner that violates our partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase those interests for their fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If they cannot reach an agreement, an independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree on an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the purchase option is not exercised by either the departing general partner or the successor general partner, the general partner interests and incentive distribution rights will automatically convert into common units equal to the fair market value of those interests. The successor general partner must indemnify the departing general partner (or its transferee) from all of our debt and liability arising on or after the date on which the departing general partner becomes a common unitholder as a result of the conversion. Except for this limited indemnity right and the right of the departing general partner to receive distributions on its common units, no other payments will be made to our general partner after withdrawal.

Transfer of General Partner Interest and Incentive Distribution Rights

   Except for a transfer by our general partner of all, but not less than all, of its general partner interests in us and our operating partnership to:

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

     o  an affiliate of our general partner or

     o another person as part of the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person, our general partner may not transfer any part of its general partner interest in us and our operating partnership to another person during the subordination period without the approval of the holders of at least a majority of the outstanding common units, excluding those held by our general partner and its affiliates. After the subordination period ends, our general partner may transfer all or any part of its general partner interest without obtaining the consent of the common unitholders. As a condition to the transfer of a general partner interest, either before or after the subordination period ends, the transferee must assume the rights and duties of the general partner to whose interest it has succeeded, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partner's interest in our operating partnership and agree to be bound by the provisions of the partnership agreement of our operating partnership. Our general partner may at any time, however, transfer its subordinated units without unitholder approval. In addition, the members of our general partner may sell or transfer all or part of their interest in our general partner to an affiliate without the approval of the unitholders.

   Our general partner or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders. However, the transferee must agree to be bound by the provisions of our partnership agreement. Before the end of the subordination period, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding those held by our general partner and its affiliates. After the subordination period ends, the incentive distribution rights will be freely transferable.

   Atlas America and its affiliates have agreed that they will not divest their interest in our general partner without also divesting to the same acquiror their ownership interest in subsidiaries which act as the general partner of oil and gas investment partnerships sponsored by them. For a discussion of this agreement, see "Business--Agreements with Atlas America--Omnibus Agreement--Disposition of Interest in Our General Partner."

Change of Management Provisions

   Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Atlas Pipeline Partners GP, LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights on all of its units and the units will not be considered outstanding for the purposes of noticing meetings, determining the presence of a quorum, calculating required votes and other similar matters. In addition, the removal of our general partner under circumstances where cause does not exist and our general partner does not consent to that removal has the adverse consequences described under "--Withdrawal or Removal of Our General Partner."

Limited Call Right

   If at any time not more than 20% of the outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price is the greater of:

     o the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests and

     o the current market price as of the date three days before the date the notice is mailed.

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   As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

   Except as described above under "--Change of Management Provisions," unitholders or assignees who are record holders of units on a record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

   Any action to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the same number of units as would be necessary to take the action. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

   Except as described above under "--Change of Management Provisions," each record holder will have a vote in accordance with his percentage interest, although additional limited partner interests having different voting rights could be issued. See "--Issuance of Additional Securities." Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner. Except as otherwise provided in our partnership agreement, subordinated units will vote together with common units as a single class.

   We or the transfer agent will deliver any notice, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement to the record holder.

Status as Limited Partner or Assignee

   The common units will be fully paid, and, except as described above under "--Limited Liability," unitholders will not be required to make additional contributions.

   An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner sharing in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. See "--Meetings; Voting." We will not treat transferees who do not execute and deliver a transfer application as assignees or as record holders of common units, and they will not receive cash distributions, federal income tax allocations or reports furnished to record holders. See "--Transfer of Common Units."

Non-Citizen Assignees; Redemption

   If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails

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to furnish this information within 30 days after a request for it, or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, then the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

   Under the partnership agreement, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

     o  our general partner;

     o  any departing general partner;

     o any person who is or was an affiliate of our general partner or any departing general partner;

     o any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner or the operating partnership or any affiliate of a general partner, any departing general partner or the operating partnership; or

     o any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

   Our indemnification obligation arises only if the indemnified person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, our best interests. With respect to criminal proceedings, the indemnified person must not have had reasonable cause to believe that the conduct was unlawful.

   Any indemnification under these provisions will be only out of our assets. Our general partner will not be personally liable for the indemnification obligations and will not have any obligation to contribute or loan funds to us in connection with it. The partnership agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

   Our general partner keeps appropriate books on our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

   We furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

   We furnish each record holder information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We expect to furnish information in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders depends on the cooperation of unitholders in supplying us with specific information. We will furnish every unitholder with information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

   Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

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     o  a current list of the name and last known address of each partner;

     o  a copy of our tax returns;

     o information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

     o copies of our partnership agreement, the certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

     o information regarding the status of our business and financial condition; and

     o  other information regarding our affairs that is just and reasonable.

   Our general partner intends to keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

   Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

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                               TAX CONSIDERATIONS

General

   The following summarizes material federal income tax considerations that may be relevant to a prospective unitholder who is a citizen or resident of the United States. The tax consequences of investing in us may not be the same for all investors. A careful analysis of your particular tax situation is required to analyze an investment in our common units properly. Moreover, this summary does not purport to address all aspects of taxation that may be relevant to particular unitholders, such as insurance companies, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States who may be subject to special treatment under federal income tax laws, except to the extent specifically discussed in this summary. As a consequence, we urge you to consult your own tax advisor.

Opinion of Tax Counsel

   We have obtained an opinion from Ledgewood Law Firm, P.C., our tax counsel, concerning the federal tax issues described in this section. The opinion is based on the facts described in this prospectus and on additional facts that we provided to tax counsel about how we plan to operate. Any alteration of our activities from the description we gave to tax counsel may render the opinion unreliable.

   The statements in this discussion and our counsel's opinion are based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations promulgated under the Internal Revenues Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the IRS, and judicial decisions. Future legislative, judicial or administrative actions or decisions, which may be retroactive in effect, may cause actual tax consequences to vary substantially from those discussed in this summary. Moreover, the tax opinion represents only tax counsel's best legal judgment. It is not binding on the IRS nor does it have any other official status. We cannot assure you that the IRS will accept tax counsel's conclusions.

   For the reasons set forth in the more detailed discussion as to each item, Ledgewood Law, P.C. has not rendered an opinion with respect to the following specific federal income tax issues:

     o the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "--Tax Consequences of Unit Ownership--Treatment of Short Sales"),

     o whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in his or her common units (see "--Disposition of Common Units--Recognition of Gain or Loss"),

     o whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees"), and

     o whether our method for depreciating Section 743 adjustments is sustainable (see "--Disposition of Common Units--Section 754 Election").

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his or her allocable share of the partnership's items of income, gain, loss and deduction in computing his or her federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of his or her adjusted basis in the partnership interest immediately before the distribution.

   Our counsel is of the opinion that we and our operating partnership will be treated as a partnerships for federal income tax purposes. We have not and will not request a ruling from the IRS on this matter. Counsel's opinion is based partially upon our representations that:

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     o  neither we nor our operating partnership or any operating subsidiary has elected or will elect to be treated as an association or corporation;

     o we, our operating partnership and each operating subsidiary have been operated and will be operated in accordance with all applicable partnership statutes, its applicable partnership agreement or limited liability company agreement; and

     o for each taxable year, more than 90% of our gross income has been and will be derived from:

        o the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or

        o other items of income as to which counsel has opined or will opine are "qualifying income" within the meaning of Section 7704(d) of the Code.

   Section 7704 of the Code provides that publicly-traded partnerships such as us will, as a general rule, be taxed as corporations. However, an exception, referred to as the "qualifying income exception" exists if at least 90% of a publicly-traded partnership's gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation of crude oil, natural gas and products thereof. Other types of qualifying income include interest from other than a financial business, dividends, gains from the sale or lease of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. For this purpose, our share of the gross income earned by our operating subsidiaries will be included in our gross income as if we directly earned such income. We estimate that less than 1% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner, and a review of the applicable legal authorities, Ledgewood Law Firm, P.C. is of the opinion that at least 90% of our gross income will constitute qualifying income. Because this opinion is based on future operations, it is impossible for the opinion to be more definitive. Unless our business changes from that of transporting natural gas, it is unlikely that we would fail to meet the 90% test.

   If we fail to meet the qualifying income exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the qualifying income exception in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their units. This contribution and liquidation should be tax-free to us and our unitholders so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Although the tax basis of our assets is now greater than our liabilities, our tax basis will be reduced over time by depletion and depreciation deductions. If we incur substantial indebtedness in the future, it is possible that at some time in the future our liabilities may exceed our tax basis in our assets. If the deemed contribution and distribution in liquidation happened after such time, our unitholders would be taxed on the excess of our liabilities over our assets. Whether or not there is taxable income at the time of this event, thereafter we would be treated as a corporation for federal income tax purposes.

   If we were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's basis in his or her common units, or taxable capital gain, after his or her tax basis in his or her common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and, thus, would likely result in a substantial reduction of the value of the common units.

   The discussion below is based on the assumption that we will be treated as a partnership for federal income tax purposes.

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Limited Partner Status

   Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Counsel is also of the opinion, based upon and in reliance upon those same representations set forth under "-- Partnership Status," that

     o assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and

     o unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

   A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his or her status as a partner with respect to such units for federal income tax purposes. See "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

   Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

   Flow-through of Taxable Income. We do not pay any federal income tax. Instead, each unitholder is required to report on his or her income tax return his or her allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to that unitholder. Consequently, we may allocate income to our unitholders although we have made no cash distribution to them. Each unitholder will be required to include in income his or her allocable share of our income, gain, loss and deduction for our taxable year ending with or within his or her taxable year.

   Treatment of Distributions. Our distributions generally will not be taxable for federal income tax purposes to the extent of a unitholders' tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of that tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See "--Limitations on Deductibility of Our Losses."

   A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his or her tax basis in our common units, if the distribution reduces his or her share of our "unrealized receivables," including depreciation recapture, or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, known collectively as "Section 751 assets." To that extent, a unitholder will be treated as having been distributed his or her

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proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him or her. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of:

     o  the non-pro rata portion of that distribution over

     o his or her tax basis for the share of Section 751 assets deemed relinquished in the exchange.

   Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2006 will be allocated an amount of federal taxable income for that period that will be less than 40% of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2006, the ratio of taxable income to cash distributions will increase significantly. These estimates are based upon assumptions with respect to gross income from operations, capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. The actual taxable income that will be allocated as a percentage of distributions could be higher or lower, and any difference could be material and could materially affect the value of the common units.

   In prior taxable years, unitholders received cash distributions that exceeded the amount of taxable income allocated to the unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary which caused a corresponding reduction in the amount of taxable income allocable to us. Our general partner has agreed to receive additional special allocations of taxable income for the purposes of reducing the amount of taxable income allocated to unitholders as follows:

     o For the short taxable year ending December 31, 2003, in an amount equal to $600,000.

     o  For 2004, $1,800,000.

     o  For 2005, $2,400,000.

     o  For 2006, $2,800,000.

   Since these special allocations increase our general partner's capital account, the distribution it will receive upon our liquidation will be increased and distributions to unitholders will be correspondingly reduced. It is possible that upon liquidation common unitholders will recognize taxable income in excess of liquidation distributions. In addition, since we will make the special allocation in 2003 for the short taxable year beginning October 1, 2003 and ending December 31, 2003, a unitholder who sells common units before the end of 2003 will not fully benefit from the special allocation.

   Tax Rates. In general the highest effective United States federal income tax rate for individuals for 2003 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2003 is 20% if the asset disposed of was held for more than 12 months at the time of disposition. Under tax proposals made by the Bush administration, the reduction in maximum rates to 35.0% scheduled to be effective in 2006 would be effective for 2003 and thereafter.

   Alternative Minimum Tax. Although we do not expect to generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax.

   Basis of Common Units. A unitholder's initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him or her, by his or her share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

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   Limitations on Deductibility of Our Losses. The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder or a corporate unitholder that is subject to the "at risk" rules (for example, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than its tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

   In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by any amount of money he or she borrows to acquire or hold the units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

   A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

   Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." As noted, a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     o interest on indebtedness properly allocable to property held for investment;

     o  our interest expense attributed to portfolio income; and

     o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

   Allocation of Income, Gain, Loss and Deductions. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units

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and in excess of distributions to the subordinated units, or that incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, the amount of that loss will generally be allocated first to our general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

   As required by the Internal Revenue Code some items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner referred to in this discussion as "contributed property." The effect of these allocations to a unitholder will be essentially the same as if the tax basis of the contributed property were equal to its fair market value at the time of contribution. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

   Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

   Ledgewood Law Firm, P.C. is of the opinion that, with the exception of the issues described in "--Disposition of Common Units--Section 754 Election" and "--Disposition of Common Units-Allocations Between Transferors and Transferees," allocations under our partnership agreement will be recognized for federal income tax purposes in determining a partner's share of an item of our income, gain, loss or deduction.

   Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the person on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders and our general partner. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event he could file a claim for credit or refund.

   Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of those units. If so, the unitholder would no longer own units for federal income tax purposes during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     o any of our income, gain, deduction or loss with respect to those units would not be reportable by the unitholder;

     o any cash distributions we make to that unitholder with respect to those units would be fully taxable; and

     o all of those distributions would appear to be treated as ordinary income.

   Unitholders desiring to assure ownership of their units for tax purposes and avoid these consequences should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "--Disposition of Common Units--Recognition of Gain or Loss." Because the IRS has not announced the results of its study and there is no authority addressing the treatment of short sales of partnership interests, Ledgewood Law Firm, P.C. is unable to opine on the treatment of such short sales.

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Tax Treatment of Operations

   Accounting Method and Taxable Year. We use the accrual method of accounting for federal income tax purposes. Since the beginning of our operations, we have used the tax year ending September 30 as our tax year, which is the tax year for Resource America and its subsidiaries. Section 706 of the Code generally requires that a partnership's taxable year coincide with the taxable year of the partners holding a majority interest. Following this offering, Resource America and its subsidiaries will cease to hold a majority of our interests, and therefore we will convert to a December 31 taxable year. As a result, we will have two taxable years ending in the 2003 calendar year, and unitholders will receive two Schedule K-1s from us:

     o  one for the taxable year ending September 30, 2003; and

     o a second for the short taxable year beginning October 1, 2003 and ending on December 31, 2003.

Each unitholder must include in income his or her share of our income, gain, loss and deduction for our taxable year(s) ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31, and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year, must include his or her share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to report income for his or her taxable year for his or her share of more than one year of our income, gain, loss and deduction.

   Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed and the tax basis established for that property will be borne by our general partner and the unitholders. See "--Tax Treatment of Unitholders--Allocation of Income, Gain, Loss and Deduction."

   To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we acquire or construct is depreciated using accelerated methods permitted by the Internal Revenue Code.

   If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to our property may be required to recapture those deductions as ordinary income upon a sale of his units. See "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

   Uniformity of Units. We must maintain economic and tax uniformity of the units to all holders. A lack of tax uniformity can result from a literal application of Treasury Regulation Sections 1.167(c)-1(a)(6) and 1.197-2(g)(3). Any resulting non-uniformity could have a negative impact on the value of the common units by reducing the tax deductions available to a purchaser of units. See "--Disposition of Common Units-Section 754 Election."

   We intend to continue to depreciate or amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property in a way that will avoid non-uniformity of tax treatment among unitholders. See "--Disposition of Common Units--Section 754 Election." If we determine that this position cannot reasonably be taken, we may adopt a different position in an effort to maintain uniformity. This could result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. The IRS may challenge any method of depreciating the
Section 743(b) adjustment we adopt. If such a challenge were made and sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See "--Disposition of Common Units--Recognition of Gain or Loss."

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   Valuation of Our Properties. The federal income tax consequences of the ownership and disposition of units depends in part on our estimates of the relative fair market values of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many of the relative fair market value estimates ourselves. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to such adjustments.

Disposition of Common Units

   Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis in the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

   Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

   Should the IRS successfully contest our method of depreciating or amortizing the Section 743(b) adjustment, described under "--Disposition of Common Units--Section 754 Election," attributable to contributed property, a unitholder could realize additional gain from the sale of units than had our method been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Due to the lack of final regulations, Ledgewood Law Firm, P.C. is unable to opine as to the validity of the convention but believes a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

   Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on that sale. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will not be able to select high or low basis common units to sell, as would be the case with corporate stock, but may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. Ledgewood Law Firm, P.C. is unable to opine whether a unitholder acquiring common units in separate

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transactions must maintain a single aggregated adjusted tax basis in his or her common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

   Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter into:

     o  a short sale;

     o  an offsetting notional principal contract; or

     o a futures or forward contract with respect to the partnership interest or substantially identical property.

   Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

   Allocations Between Transferors and Transferees. Our taxable income and losses are determined annually, prorated on a monthly basis and apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the American Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders as of the opening of the American Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction accrued after the date of transfer.

   The use of this method may not be permitted under existing Treasury regulations. Accordingly, Ledgewood Law Firm, P.C. is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. Under our partnership agreement, we are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury regulations.

   A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

   Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") to reflect his or her purchase price. This election does not apply to a person who purchases common units directly from us. The adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components:

     o  his or her share of our tax basis in our assets ("common basis") and

     o  his or her Section 743(b) adjustment to that basis.

   Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted, a portion of the adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for built-in gain. Under Treasury Regulation Section 1.167(c)- 1(a)(6), an adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the

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straight-line method or the 150% declining balance method. A literal application of these different rules result in lack of uniformity. Under our partnership agreement, our general partner is authorized to adopt a position intended to preserve the uniformity of units even if that position is not consistent with the Treasury Regulations. See "--Tax Treatment of
Operations--Uniformity of Units."

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of property previously contributed to us, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property. If this contributed property is not amortizable, we will treat that portion as non-amortizable. This method is consistent with the regulations under Section 743. This method, however, is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment exceeds that amount, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a different position which could result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. See "--Tax Treatment of Operations--Uniformity of Units."

   The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to allocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

   A Section 754 election is advantageous if the transferee's tax basis in his or her units is higher than that units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his or her share of our assets for purposes of calculating, among other items, his or her depreciation and depletion deductions and share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his or her units is lower than that units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

   The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

   Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Dissolutions and Terminations

   Upon our dissolution, our assets will be sold and any resulting gain or loss will be allocated among our general partner and the unitholders. See "--Tax Consequences of Unit Ownership--Allocation of Income, Gain Loss and Deductions." We will distribute all cash to our general partner and unitholders in liquidation in accordance with their positive capital account balances. See "Our Partnership Agreement--Cash Distribution
Policy--Distributions of Cash on Liquidation."

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   We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year might result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. See "--Tax Treatment of Operations--Accounting Method and Taxable Year." We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax-Exempt Organizations and Other Investors

   Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences.

   Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and thus will be taxable to that unitholder.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. Under current law, it is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of our units. As a consequence they will be required to file federal tax returns reporting their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to foreign partners. Under rules applicable to publicly traded partnerships, we will withhold (currently at the rate of 38.6%) on cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 in order to obtain credit for the taxes withheld.

   Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in its "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under
Section 6038C of the Internal Revenue Code.

   Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

   Information Returns and Audit Procedures. We furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information,

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which is generally not reviewed by counsel, we take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that those accounting and reporting positions will yield a result that conforms with the requirements of the Internal Revenue Code, regulations, or administrative interpretations of the IRS. We also cannot assure you that the IRS will not successfully contend in court that those accounting and reporting positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. The partnership agreement appoints our general partner as our tax matters partner.

   The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

   Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     o the name, address and taxpayer identification number of the beneficial owner and the nominee;

     o  whether the beneficial owner is

        o    a person that is not a United States person;

        o a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

        o    a tax-exempt entity;

     o the amount and description of units held, acquired or transferred for the beneficial owner; and

     o specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

   Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not

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subject to the registration requirement on the basis that we will not constitute a tax shelter. However, our general partner has registered us as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. Our tax shelter registration number is 99344000008. Issuance of this registration number does not mean that an investment in us or the claimed tax benefits have been reviewed examined or approved by the IRS.

   Registration as a tax shelter may increase the likelihood of an audit of our tax return or the tax return of a holder of common units. See "-- Administrative Matters--Information Returns and Audit Procedures." Registration as a tax shelter could also result in penalties being assessed to a holder of units if he does not comply with the rules discussed in the next paragraph.

   We will furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. These penalties are not deductible for federal income tax purposes.

   Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

     o  for which there is, or was, "substantial authority" or

     o as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

   More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction allocated to unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

State, Local and Other Tax Considerations

   In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his or her investment in us. We currently own property or do business in Ohio, Pennsylvania and New York, each of which currently imposes a personal income tax. We may also own property or do business in other states in the future. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Treatment of Unitholders--Entity-Level Collections." Based on current law and our anticipated future operations, our general partner anticipates that any amounts required to be withheld will not be material.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his or her investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him or her. Ledgewood Law Firm, P.C. has not rendered an opinion on the state or local tax consequences of an investment in us.

Investment by Employee Benefit Plans

   An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

     o  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

     o whether, in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

     o whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

   The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

   Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

   In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

   The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

     o the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

     o the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

     o there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

   Our assets should not be considered "plan assets" under these regulations because we satisfy the first requirement above.

   Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code is light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                    EXPERTS

   The financial statements included in this prospectus have been so included in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the common units and tax matters will be passed upon for us by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. Specific legal matters in connection with the common units offered by this prospectus are being passed upon for the underwriters by Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-2 with respect to this offering of our common units. This prospectus only constitutes part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits, and its schedules.

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference rooms.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information.

   We incorporate the following documents by reference in this prospectus:

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and

     o  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

   You may obtain a copy of these filings without charge by writing or calling us at:

                               Investor Relations
                         Atlas Pipeline Partners, L.P.
                                311 Rouser Road
                                  P.O. Box 611
                       Moon Township, Pennsylvania 15108
                                 (412) 262-2830

   You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

                                  UNDERWRITING

   We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Friedman, Billings, Ramsey & Co., Inc., McDonald Investments Inc. and Sanders Morris Harris Inc. are the representatives of the underwriters.


                                                                      Number of
Underwriters                                                        common units
------------                                                        ------------
Friedman, Billings, Ramsey & Co., Inc. ..........................
McDonald Investments Inc. .......................................
Sanders Morris Harris Inc. ......................................
   Total ........................................................      950,000

   If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 142,500 common units from us to cover the sales. They may exercise that option for 30 days. If any common units are purchased pursuant to that option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

   The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

                                                     No exercise   Full exercise
                                                     -----------   -------------
Per common unit .................................      $_____          $_____
   Total.........................................      $_____          $_____

   Common units sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $______ per common unit from the public offering price. Securities dealers may resell any common units purchased from the underwriters to various other brokers or dealers at a discount of up to $_____ per common unit from the public offering price. If all the common units are not sold at the offering price, the representatives may change the offering price and the other selling terms.

   In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. Stabilizing transactions consist of some bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common units while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of the underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the American Stock Exchange or otherwise.

   We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $350,000.

   Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Accordingly, the representatives have informed us that the underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

   We and our general partner have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act.

   The underwriters have engaged in transactions with, and, from time to time, have performed services for, Resource America, the parent company of Atlas America, in the ordinary course of business and have received customary fees for performing these services. Friedman, Billings, Ramsey & Co., Inc. and McDonald Investments Inc. provided advisory services to us in connection with our proposed acquisition of Triton, which was terminated in July 2002. In addition, an affiliate of McDonald Investments Inc. is a lender under our credit facility.

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Report of Independent Certified Public Accountants



Partners
Atlas Pipeline Partners, L.P.

   We have audited the accompanying consolidated balance sheets of Atlas Pipeline Partners, L.P. and subsidiaries (the "Partnership") as of December 31, 2002 and 2001, and the related consolidated statements of income, partners' capital (deficit) and cash flows for the years then ended and for the period from commencement of operations on January 28, 2000 through December 31, 2000, hereafter referred to as the year ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2002 and 2001 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Partnership changed its method of accounting for goodwill for the adoption of SFAS No. 142.




/s/ Grant Thornton LLP
----------------------
Cleveland, Ohio
January 27, 2003

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                                                                December 31,
                                                                                            March 31,     -------------------------
                                                                                              2003           2002           2001
                                                                                           -----------    -----------   -----------
                                                                                           (Unaudited)
                                         ASSETS
Current assets:
 Cash and cash equivalents.............................................................    $ 2,319,500    $ 1,858,600   $ 2,162,200
 Accounts receivable...................................................................        251,500        500,000            --
 Accounts receivable - affiliates......................................................        376,700             --     1,312,300
 Prepaid expenses......................................................................        212,600         26,800       123,500
                                                                                           -----------    -----------   -----------
    Total current assets...............................................................      3,160,300      2,385,400     3,598,000
Property and equipment:
 Gas gathering and transmission facilities.............................................     30,575,700     29,384,000    24,153,400
 Less - accumulated depreciation.......................................................     (6,026,300)    (5,619,600)   (4,144,000)
                                                                                           -----------    -----------   -----------
    Net property and equipment.........................................................     24,549,400     23,764,400    20,009,400
Goodwill (net of accumulated amortization of $285,300).................................      2,304,600      2,304,600     2,304,600
Other assets (net of accumulated amortization of $22,400,
  $0 and $53,300)......................................................................        303,300         60,900        89,800
                                                                                           -----------    -----------   -----------
                                                                                           $30,317,600    $28,515,300   $26,001,800
                                                                                           ===========    ===========   ===========
                      LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
Current liabilities:
 Accounts payable and accrued liabilities..............................................    $   219,100    $   107,800   $   189,600
 Accounts payable - affiliates.........................................................             --        347,200            --
 Distribution payable..................................................................      1,961,700      1,873,800     2,049,600
                                                                                           -----------    -----------   -----------
    Total current liabilities..........................................................      2,180,800      2,328,800     2,239,200
Long-term debt.........................................................................      8,500,000      6,500,000     2,089,000
Partners' capital (deficit)
 Common unitholders, 1,621,159 units outstanding.......................................     19,140,200     19,163,500    20,128,700
 Subordinated unitholder, 1,641,026 units outstanding..................................        660,000        683,700     1,660,900
 General partner.......................................................................       (163,400)      (160,700)     (116,000)
                                                                                           -----------    -----------   -----------
    Total partners' capital............................................................     19,636,800     19,686,500    21,673,600
                                                                                           -----------    -----------   -----------
                                                                                           $30,317,600    $28,515,300   $26,001,800
                                                                                           ===========    ===========   ===========

          See accompanying notes to consolidated financial statements.

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                    Three Months Ended
                                                                        March 31,                   Years Ended December 31,
                                                                 -----------------------    ---------------------------------------
                                                                    2003         2002           2002          2001          2000
                                                                 ----------   ----------    -----------    -----------   ----------
                                                                       (Unaudited)
Revenues:
 Transportation and compression..............................    $3,328,400   $2,576,100    $10,660,300    $13,094,700   $9,441,000
 Interest income.............................................         1,100        1,500          6,800         34,600       25,200
                                                                 ----------   ----------    -----------    -----------   ----------
    Total revenues...........................................     3,329,500    2,577,600     10,667,100     13,129,300    9,466,200
Costs and expenses:
 Transportation and compression..............................       608,200      512,100      2,061,600      1,929,200    1,223,800
 General and administrative..................................       319,100      310,000      1,481,900      1,112,800      589,400
 Depreciation and amortization...............................       406,700      345,400      1,475,600      1,356,100    1,019,600
 Interest....................................................        83,500       37,800        249,800        175,600        8,800
                                                                 ----------   ----------    -----------    -----------   ----------
    Total costs and expenses.................................     1,417,500    1,205,300      5,268,900      4,573,700    2,841,600
                                                                 ----------   ----------    -----------    -----------   ----------
Net income...................................................    $1,912,000   $1,372,300    $ 5,398,200    $ 8,555,600   $6,624,600
                                                                 ==========   ==========    ===========    ===========   ==========
Net income - limited partners................................    $1,779,800   $1,291,900    $ 5,022,300    $ 7,499,200   $6,492,100
                                                                 ==========   ==========    ===========    ===========   ==========
Net income - general partner.................................    $  132,200   $   80,400    $   375,900    $ 1,056,400   $  132,500
                                                                 ==========   ==========    ===========    ===========   ==========
Basic and diluted net income
 per limited partner unit....................................    $      .55   $      .40    $      1.54    $      2.30   $     2.07
                                                                 ==========   ==========    ===========    ===========   ==========
Weighted average limited partner
 units outstanding...........................................     3,262,185    3,262,185      3,262,185      3,254,543    3,141,026
                                                                 ==========   ==========    ===========    ===========   ==========

          See accompanying notes to consolidated financial statements.

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
               THREE MONTHS ENDED MARCH 31, 2003 (Unaudited) AND
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000



                                                    Number of Limited                                                      Total
                                                      Partner Units                                                      Partners'
                                                 ------------------------                                   General       Capital
                                                  Common     Subordinated      Common      Subordinated     Partner      (Deficit)
                                                ---------    ------------   -----------    ------------    ----------   -----------
Balance at January 1, 2000 ..................          --            --     $        --     $        --    $    1,000   $     1,000
Issuance of common units ....................   1,500,000            --      18,135,000              --            --    18,135,000
Issuance of subordinated units ..............          --     1,641,026              --       1,220,600            --     1,220,600
Payment of offering expenses ................          --            --        (352,500)       (382,400)      (16,100)     (751,000)
Capital contribution ........................          --            --              --              --       443,100       443,100
Distributions paid to partners ..............          --            --      (1,920,600)     (1,237,200)     (525,100)   (3,682,900)
Distribution payable ........................          --            --        (840,000)       (919,000)     (124,300)   (1,883,300)
Net income ..................................          --            --       3,100,300       3,391,800       132,500     6,624,600
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000 ................   1,500,000     1,641,026     $18,122,200     $ 2,073,800    $  (88,900)  $20,107,100
Issuance of common units ....................     121,159            --       2,250,000              --            --     2,250,000
Capital contributions .......................          --            --              --              --        45,500        45,500
Distributions paid to partners ..............          --            --      (3,112,800)     (3,150,700)     (971,500)   (7,235,000)
Distribution payable ........................          --            --        (940,300)       (951,800)     (157,500)   (2,049,600)
Net income ..................................          --            --       3,809,600       3,689,600     1,056,400     8,555,600
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001 ................   1,621,159     1,641,026     $20,128,700     $ 1,660,900    $ (116,000)  $21,673,600
Distributions paid to partners ..............          --            --      (2,585,700)     (2,617,400)     (308,400)   (5,511,500)
Distribution payable ........................          --            --        (875,400)       (886,200)     (112,200)   (1,873,800)
Net income ..................................          --            --       2,495,900       2,526,400       375,900     5,398,200
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002 ................   1,621,159     1,641,026     $19,163,500     $   683,700    $ (160,700)  $19,686,500
Distribution payable ........................          --            --        (907,800)       (919,000)     (134,900)   (1,961,700)
Net income ..................................          --            --         884,500         895,300       132,200     1,912,000
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003
 (unaudited) ................................   1,621,159     1,641,026     $19,140,200     $   660,000    $ (163,400)  $19,636,800
                                                =========     =========     ===========     ===========    ==========   ===========

          See accompanying notes to consolidated financial statements.

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                 Three Months Ended                      Years Ended
                                                                     March 31,                           December 31,
                                                             -------------------------    -----------------------------------------
                                                                2003           2002           2002          2001           2000
                                                             -----------   -----------    -----------    -----------   ------------
                                                                    (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income...............................................    $ 1,912,000   $ 1,372,300    $ 5,398,200    $ 8,555,600   $  6,624,600
Adjustments to reconcile net income to net cash provided
  by operating activities:
 Depreciation and amortization...........................        406,700       345,400      1,475,600      1,356,100      1,019,600
 Amortization of deferred finance costs..................         22,400        11,300         89,800         44,500          8,800
Change in operating assets and liabilities:
 (Increase) decrease in accounts
   receivable and prepaid expenses.......................       (314,000)     (530,500)       909,000        350,000     (1,785,800)
 (Decrease) increase in accounts
   payable and accrued liabilities.......................       (235,900)    1,247,200        (81,800)       (38,000)       101,100
 Increase in accounts payable --
   affiliates............................................             --            --        347,200             --             --
                                                             -----------   -----------    -----------    -----------   ------------
   Net cash provided by operating
    activities...........................................      1,791,200     2,445,700      8,138,000     10,268,200      5,968,300
                                                             -----------   -----------    -----------    -----------   ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Acquisition of gathering systems.........................             --      (165,000)      (165,000)    (1,400,000)   (16,635,100)
Capital expenditures.....................................     (1,191,700)   (1,097,300)    (5,065,600)    (1,728,000)    (1,329,500)
                                                             -----------   -----------    -----------    -----------   ------------
   Net cash used in investing activities.................     (1,191,700)   (1,262,300)    (5,230,600)    (3,128,000)   (17,964,600)
                                                             -----------   -----------    -----------    -----------   ------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Borrowings under revolving credit facility...............      2,000,000       728,500     10,815,800      2,089,000             --
Repayments under revolving credit facility...............             --            --     (6,404,800)            --             --
Proceeds from initial public offering....................             --            --             --             --     18,135,000
Capital contributions....................................             --            --             --         45,500        443,100
Payment of formation costs...............................             --            --             --             --       (751,000)
Distributions paid to partners...........................     (1,873,800)   (2,049,600)    (7,561,100)    (9,118,300)    (3,682,900)
Increase in other assets.................................       (264,800)      (14,600)       (60,900)       (37,700)      (105,400)
                                                             -----------   -----------    -----------    -----------   ------------
   Net cash (used in) provided by
    financing activities.................................       (138,600)   (1,335,700)    (3,211,000)    (7,021,500)    14,038,800
                                                             -----------   -----------    -----------    -----------   ------------
Increase (decrease) in cash and cash
 equivalents.............................................        460,900      (152,300)      (303,600)       118,700      2,042,500
Cash and cash equivalents, beginning of
 period..................................................      1,858,600     2,162,200      2,162,200      2,043,500          1,000
                                                             -----------   -----------    -----------    -----------   ------------
Cash and cash equivalents, end of period.................    $ 2,319,500   $ 2,009,900    $ 1,858,600    $ 2,162,200   $  2,043,500
                                                             ===========   ===========    ===========    ===========   ============

          See accompanying notes to consolidated financial statements.

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)

NOTE 1 -- NATURE OF OPERATIONS

The Partnership

   Atlas Pipeline Partners, L.P. (the "Partnership") is a Delaware limited partnership formed in May 1999 to acquire, own and operate natural gas gathering systems theretofore owned by Atlas and its affiliates, Viking Resources Corporation ("VRC") and Resource Energy, Inc. ("REI") (collectively referred to as the "Predecessor"), all of which are wholly-owned subsidiaries of Resource America, Inc. ("RAI" or "Parent"). RAI is a publicly traded company (trading under the symbol REXI on NASDAQ) operating in energy, real estate and financial services.

   The accompanying financial statements and related notes present the Partnership's consolidated financial position as of March 31, 2003 (Unaudited) and December 31, 2002 and 2001 and its consolidated results of operations, cash flows and changes in partners' capital (deficit) for the three months ended March 31, 2003 and 2002 and for the years ended December 31, 2002, 2001 and the period from commencement of operations on January 28, 2000 through December 31, 2000, hereafter referred to as the year ended December 31, 2000.

   The financial statements as of March 31, 2003, and for the three months ended March 31, 2003 and 2002, have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information and the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Initial Public Offering and Concurrent Transactions

   On February 2, 2000, the Partnership completed its initial public offering (the "IPO") of 1,500,000 common units ("Common Units") representing limited partner interests in the Partnership at a price of $13.00 per unit. The Partnership retained for working capital purposes $750,000 of the $18.1 million of net proceeds from the IPO and used the balance to pay certain offering costs and, along with the issuance of 1,641,026 subordinated units valued at $21.3 million, to acquire the gathering systems from the Predecessor. The acquisition agreement provided that operations of the gathering systems from and after January 28, 2000 would be for the Partnership's account. Accordingly, the Partnership deems January 28, 2000 to be the commencement of its operations.

   Consistent with guidance provided by the Emerging Issues Task Force in Issue No. 87-21 "Change of Accounting Basis in Master Limited Partnership Transactions," the Partnership maintained the carrying value of the Predecessor's historical gas gathering and transmission facilities and associated goodwill of $17.8 million. The issuance of the subordinated units were valued in the financial statements at $1.2 million, which represented the excess of the Predecessor's carrying value in the transferred assets over the cash amount paid for them.

Partnership Structure and Management

   The Partnership's operations are conducted through subsidiary entities whose equity interests are owned by the Partnership's operating partnership subsidiary, Atlas Pipeline Operating Partnership, L.P., (the "Operating Partnership"). Atlas Pipeline Partners GP, LLC (the General Partner and a wholly-owned subsidiary of Atlas), owns, through its general partner interests in the Partnership and the Operating Partnership, a 2% general partner interest in the consolidated pipeline operations. The remaining 98% is owned by limited partner interests of which 49.7% consists of Common Units and 50.3% consists of Subordinated Units. The rights of holders of the Subordinated
Units are different from and are subordinated to the rights of the holders of Common Units to participate in distributions. Through the ownership of these

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)

NOTE 1 -- NATURE OF OPERATIONS -- (Continued)

Subordinated Units and the General Partner interest, the General Partner effectively manages and controls both the Partnership and the Operating Partnership.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied (except as otherwise noted) in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

   The consolidated financial statements include the accounts of the Partnership, the Operating Partnership and the Operating Partnership's wholly-owned subsidiaries. The General Partner's interest in the Operating Partnership is reported as part of its overall 2% general partner interest in the Partnership, as opposed to a minority interest. All material intercompany transactions have been eliminated.

Critical Accounting Policies and Estimates

   Certain amounts included in or affecting the Partnership's consolidated financial statements and related disclosures must be estimated, requiring the Partnership to make certain assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared.

   The preparation of its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and assumptions that affect:

     o  the amount the Partnership reports for assets and liabilities;

     o the Partnership's disclosure of contingent assets and liabilities at the date of the financial statements; and

     o the amounts the Partnership reports for revenues and expenses during the reporting period.

   Therefore, the reported amounts of the Partnership's assets and liabilities, revenues and expenses and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Partnership evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods the Partnership considers reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Partnership's estimates. Any effects on the Partnership's business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

   In preparing its consolidated financial statements and related disclosures, the Partnership must use estimates in determining the economic useful lives or impairment of its long-lived assets, provisions for uncollectible accounts receivable, exposures under contractual indemnifications and various other recorded or disclosed amounts. However, the Partnership believes that certain accounting policies are of more significance in its financial statement preparation process than others. With respect to environmental exposure, the Partnership utilizes both internal and external experts to assist it in identifying environmental issues.

Property and Equipment

   Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful lives of the assets. Gas gathering and transmission facilities are depreciated over 15 or 20 years using the straight-line and double-declining balance methods. Other equipment is depreciated over 5 to 10 years using the straight-line method.

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Impairment of Long-Lived Assets

   The Partnership reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an asset's estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value (see New Accounting Standards).

Goodwill

   Goodwill is evaluated for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. As of January 1, 2002, the date of adoption, the Partnership had unamortized goodwill in the amount of $2.3 million. In 2002, the Partnership completed the transitional impairment and annual tests required by that standard, which involved the use of estimates related to the fair market value of the business operations associated with the goodwill. These tests did not indicate an impairment loss. The Partnership will continue to evaluate its goodwill at least annually and will reflect the impairment of goodwill, if any, in operating income in the income statement in the period in which the impairment is indicated. The Partnership will perform its annual impairment evaluation at year end.

   Prior to the adoption of SFAS No. 142 on January 1, 2002, the Partnership amortized goodwill on a straight-line basis over 30 years. Amortization expense related to goodwill was $88,000 and $80,000 for the years ended December 31, 2001 and 2000, respectively. Assuming that the Partnership had applied SFAS No. 142 in 2001 and 2000, pro forma net income for those years would have been $8,643,600 and $6,704,600, respectively, and pro forma net income per limited partner unit for the years ended December 31, 2001 and 2000 would have been $2.33 and $2.09, respectively.

New Accounting Standards

   In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of SFAS 143 as of January 1, 2003 had no impact on the Partnership's results of operations or financial position.

   In May 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. SFAS 145 rescinds the automatic treatment of gains or losses from extinguishments of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects similar to a sale-leaseback transaction and makes various technical corrections to existing pronouncements. SFAS 145 is effective for all financial statements issued by the Partnership after January 1, 2003. The adoption of SFAS 145 had no impact on the Partnership's consolidated financial position or results of operations.

   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of this statement are effective for exit and disposal activities that are

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 at January 1, 2003 had no impact on the Partnership's results of operations or its financial position.

Distributions

   The Partnership is required to distribute, within 45 days of the end of each quarter, all of its available cash for that quarter. For each quarter during the subordination period (through at least December 31, 2004), to the extent there is sufficient cash available, the original Common Unit holders have the right to receive a minimum quarterly distribution ("MQD") of $.42 per unit prior to any distribution to the subordinated units. The General Partner, in connection with a distribution support agreement, was required to advance the first distribution due to the normal lag time between transportation of gas volumes and receipt of cash. Since that time, the Partnership has met all MQD requirements. The General Partner was subsequently repaid from the second quarterly distribution. If distributions in any quarter exceed specified target levels, the General Partner will receive between 15% and 50% of such distributions in excess of the specified target levels.

Federal Income Taxes

   The Partnership is a limited partnership. As a result, the Partnership's income for federal income tax purposes is reportable on the tax returns of the individual partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements of the Partnership.

   Net income, for financial statement purposes, may differ significantly from taxable income reportable to unitholders as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the partnership agreement. These different allocations can and usually will result in significantly different tax capital account balances in comparison to the capital accounts per the consolidated financial statements.

Revenue Recognition

   Revenues are recognized at the time the natural gas is transported through the gathering systems. Under the terms of its natural gas gathering agreements with Atlas and its affiliates, the Partnership receives fees for gathering natural gas from wells owned by Atlas, by limited partnerships sponsored by Atlas or by independent third parties whose wells were connected to the Partnership's gathering systems when operations commenced in 2000. The fees received for the gathering services are the greater of 16% of the gross sales price for gas produced from the wells, or $.35 or $.40 per thousand cubic feet ("Mcf"), depending on the ownership of the well. Substantially all gas gathering revenues are derived under this agreement. Fees for transportation services provided to independent third parties whose wells are connected to the Partnership's gathering systems are at separately negotiated prices.

Segment Information

   The Partnership has one business segment, the transportation segment, which derives its revenues primarily from the transportation of natural gas that it receives from producers. Transportation revenues are, for the most part, based on contractual arrangements with Atlas and its affiliates.

Fair Value of Financial Instruments

   For cash and cash equivalents, receivables and payables, the carrying amounts approximate fair values because of the short maturities of these instruments. The carrying value of long-term debt approximates fair market value since interest rates approximate current market rates.

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)
NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Net Income Per Unit

   There is no difference between basic and diluted net income per limited partner unit since there are no potentially dilutive units outstanding. Net income per limited partner unit is determined by dividing net income, after deducting the General Partner's 2% interest and incentive distributions, by the weighted average number of outstanding Common Units and Subordinated Units (a total of 3,262,185 units as of March 31, 2003 and December 31, 2002 and 3,254,543 and 3,141,026 units as of December 31, 2001 and 2000, respectively).

Comprehensive Income

   Comprehensive income includes net income and all other changes in equity of a business during a period from non-owner sources. These changes, other than net income, are referred to as "other comprehensive income." The Partnership has no material elements of comprehensive income, other than net income, to report.

Cash Flow Statements

   For purposes of the statements of cash flows, all highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

   Supplemental disclosure of cash flow information:

                                                                              Three Months
                                                                                  Ended
                                                                                March 31,                   December 31,
                                                                            ----------------    -----------------------------------
                                                                             2003      2002       2002         2001         2000
                                                                            -------   ------    --------    ----------   ----------
                                                                               (Unaudited)
Supplemental Cash Flow Information:
 Cash paid during the period for interest...............................    $62,200   $8,400    $165,200    $   94,800   $       --

Non-cash Activities:
 Issuance of units in exchange for gas
   gathering and transmission facilities:
   Common...............................................................         --       --          --    $2,250,000           --
   Subordinated.........................................................         --       --          --            --   $1,220,600
Liability assumed for gas
 system acquisition.....................................................         --       --          --    $  126,500           --

Concentration of Credit Risk

   Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist principally of periodic temporary investments of cash. The Partnership places its temporary cash investments in high quality short-term money market instruments and deposits with high quality financial institutions. At March 31, 2003, the Partnership and its subsidiaries had $2.3 million in deposits at one bank, of which $2.2 million was over the insurance limit of the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2002, the Partnership and its subsidiaries had $1.9 million in deposits at one bank, of which $1.7 million was over the insurance limit of the FDIC. No losses have been experienced on such investments.

NOTE 3 -- RELATED PARTY TRANSACTIONS

   The Partnership is affiliated with RAI and its subsidiaries, including Atlas, VRC and REI ("Affiliates"). The Partnership is dependent upon the resources and services provided by RAI and these Affiliates. Accounts receivable/payable-affiliates represents the net balance due from or due to these Affiliates for natural gas

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)

NOTE 3 -- RELATED PARTY TRANSACTIONS -- (Continued)

transported through the gathering systems, net of reimbursements for Partnership costs and expenses paid by these Affiliates. Substantially all Partnership revenue is from these Affiliates.

   The Partnership does not currently directly employ any persons to manage or operate its business. These functions are provided by the General Partner and employees of RAI and/or its Affiliates. The General Partner does not receive a management fee or other compensation in connection with its management of the Partnership apart from its interest as general partner and its right to receive incentive distributions. The Partnership reimburses Atlas and/or its Affiliates for all direct and indirect costs of services provided, including the cost of employees, officer and managing board member compensation and benefits properly allocable to the Partnership and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership.

   The partnership agreement provides that the General Partner will determine the costs and expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner at its sole discretion. Our General Partner advances all of our transportation and compression, general and administrative and capital expenditure costs, which we then reimburse to it. For the three months ended March 31, 2003 and 2002, such reimbursements were approximately $2.1 million and $2.1 million, respectively, and for the years ended December 31, 2002, 2001 and 2000, such reimbursements were approximately $8.8 million, $6.2 million and $3.1 million, respectively, including costs capitalized by the Partnership.

   Under an agreement with Atlas and its Affiliates, Atlas must construct up to 2,500 feet of sales lines from its existing wells to a point of connection to the Partnership's gathering systems. The Partnership must, at its own cost, extend its system to connect to any such lines extended to within 1,000 feet of its gathering systems. With respect to wells to be drilled by Atlas that will be more than 3,500 feet from the Partnership's gathering systems, the Partnership has various options to connect those wells to its gathering systems at its own cost.

   Atlas has agreed to provide the Partnership with financing for the cost of constructing new gathering system expansions through February 2, 2005, on a stand-by basis. If the Partnership chooses to use this stand-by commitment, the financing will be provided through the issuance of Common Units to Atlas. The number of Common Units issued will be based upon the construction costs advanced and the fair value of the Common Units at the time of such advances. The commitment is for a maximum of $1.5 million in any contract year. Through March 31, 2003, the Partnership had not availed itself of the stand-by financing.

NOTE 4 -- DISTRIBUTION DECLARED

   On March 25, 2003, the Partnership declared a cash distribution of $.56 per unit on its outstanding common units and subordinated units. The distribution represents the available cash flow for the three months ended March 31, 2003. The $1,961,700 distribution, which includes a distribution of $134,900 to the general partner, will be paid on May 9, 2003 to unitholders of record on March 31, 2003.

   On December 23, 2002, the Partnership declared a cash distribution of $.54 per unit on its outstanding Common Units and Subordinated Units. The distribution represented the available cash flow for the three months ended December 31, 2002. The $1,873,800 distribution, which includes a distribution of $112,200 to the General Partner in respect to its general partner interest, was paid on February 7, 2003 to unit holders of record on December 31, 2002.

   Available cash is initially distributed 98% to the limited partners and 2% to the General Partner. These distribution percentages are modified to provide for incentive distributions to be paid to the General Partner in the event that quarterly distributions to unitholders exceed certain specified targets. Incentive distributions are generally defined as all cash distributions paid to the General Partner that are in excess of 2% of the aggregate amount of cash being distributed. The General Partner's incentive distribution for the distribution

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)

NOTE 4 -- DISTRIBUTION DECLARED -- (Continued)

declared for the three months ended March 31, 2003 and 2002 was $95,500 and $66,000, respectively. The General Partner's incentive distribution for the distributions declared in the years ended December 31, 2002 and 2001 was $272,300 and $911,700, respectively.

NOTE 5 -- CREDIT FACILITY

   In December 2002, the Partnership entered into a $7.5 million credit facility administered by Wachovia Bank. In March 2003, Wachovia Bank increased the facility by an additional $7.5 million. Borrowings under the facility, which amounted to $8.5 million and $6.5 million at March 31, 2003 and December 31, 2002, respectively, are secured by a lien on and security interest in all the property of the Partnership and its subsidiaries, including pledges by the Partnership of the issued and outstanding equity interests in its subsidiaries. Up to $3.0 million of the facility may be used for standby letters of credit. No such letters of credit have been issued under the facility. The revolving credit facility has a term ending in December 2005 and bears interest at one of two rates, elected at the Partnership's option:

     o  the base rate plus the applicable margin; or

     o  the adjusted LIBOR plus the applicable margin.

   The base rate for any day equals the higher of the federal funds rate plus 1/2 of 1% or the Wachovia Bank prime rate. Adjusted LIBOR is LIBOR divided by
1.00 minus the percentage prescribed by the Federal Reserve Board for determining the reserve requirement for euro currency funding. The applicable margin is as follows:

     o where the Partnership's utilization of the borrowing base is equal to or less than 50%, the applicable margin is 0.00% for base rate loans and 1.50% for LIBOR loans;

     o where the Partnership's utilization of the borrowing base is greater than 50%, but equal to or less than 75%, the applicable margin is 0.25% for base rate loans and 1.75% for LIBOR loans; and

     o where the Partnership's utilization of the borrowing base is greater than 75%, the applicable margin is 0.50% for base rate loans and 2.00% for LIBOR loans.

   At March 31, 2003, borrowings under the Wachovia credit facility bore interest at rates ranging from 2.80% to 2.92% and borrowings at December 31, 2002 bore interest at 2.92%, respectively.

   The Wachovia credit facility requires the Partnership to maintain specified net worth and specified ratios of current assets to current liabilities and debt to EBITDA, and requires it to maintain a specified interest coverage ratio. The Partnership used this credit facility to pay off its previous revolving credit facility at PNC Bank.

NOTE 6 -- LEASES AND COMMITMENTS

   The Partnership leases certain compressors associated with its gathering systems under lease agreements which expire in 2003. Rent expense for the three months ended March 31, 2003 and 2002 was $249,600 and $202,100, respectively. Rent expense for the years ended December 31, 2002, 2001 and 2000 was $839,900, $783,700 and $617,900, respectively. Minimum future lease payments for these leases in 2003 amount to $127,200.

NOTE 7 -- ACQUISITIONS

   In January 2001, the Partnership acquired the gas gathering system of Kingston Oil Corporation. The gas gathering system consists of approximately 100 miles of pipeline located in southeastern Ohio. The purchase price was $2,750,000, consisting of $1.25 million of cash and 88,235 common units valued at $17.00 per unit.

                 ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

   (Information as of March 31, 2003 and for the three months ended March 31,
                          2003 and 2002 is unaudited)

NOTE 7 -- ACQUISITIONS -- (Continued)

   In March 2001, the Partnership acquired the gas gathering system of American Refining and Exploration Company. The gas gathering system consists of approximately 20 miles of pipeline located in Fayette County, Pennsylvania.
The purchase price was $900,000, consisting of $150,000 of cash and 32,924 common units valued at $22.78 per unit.

   These acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase prices were allocated to the assets acquired based on their fair values at the dates of acquisition. The pro forma effect of these acquisitions on prior operations to the acquisition dates is not material.

NOTE 8 -- TERMINATION OF PROPOSED ACQUISITION

   On July 31, 2002, the Partnership terminated its agreement with New Vulcan Coal Holdings, L.L.C. and Vulcan Intermediary, L.L.C. (collectively, "Vulcan") to acquire Triton Coal Company ("Triton"). The related purchase agreement for the sale of the interests held by Atlas in the Partnership's General Partner also terminated. The Partnership has incurred approximately $1,456,000 in costs in connection with the Triton transaction. Atlas had advanced these costs to the Partnership. Such advances, net of reimbursements from Vulcan referred to in the next paragraph, are included in ``accounts receivable-affiliates" and "accounts payable--affiliates" as of March 31, 2003 and December 31, 2002, respectively.

   The Partnership and its affiliates have requested reimbursement from Vulcan under the terms of the acquisition agreement for $1,187,500 of the transaction costs. The Partnership has expensed transaction costs of $268,500, the difference between costs incurred and those reimbursable by Vulcan. As of March 31, 2003 and December 31, 2002, Vulcan has reimbursed the Partnership $937,500 and $687,500, respectively, of these costs, which in turn were reimbursed to Atlas. The remaining costs of $250,000 and $500,000 at March 31, 2003 and December 31, 2002, respectively, that are reimbursable by Vulcan are included on the Partnership's consolidated balance sheet as accounts receivable and are expected to be collected over the next quarter. The Partnership anticipates that it will further repay Atlas from the Vulcan reimbursement.

NOTE 9 -- QUARTERLY FINANCIAL DATA (Unaudited)

                                                                                              For the Quarter Ended
                                                                              -----------------------------------------------------
                                                                              March 31       June 30     September 30   December 31
                                                                             ----------    ----------    ------------   -----------
                                                                                (in thousands, except for unit and per unit data)
Year ended December 31, 2002
Revenues .................................................................   $    2,577    $    2,618     $    2,667     $    2,805
Costs and expenses .......................................................        1,205         1,382          1,276          1,406
Net income ...............................................................        1,372         1,236          1,391          1,399
Net income - limited partners ............................................        1,292         1,143          1,290          1,297
Net income - general partner .............................................           80            93            101            102
Basic and diluted net income per limited partner unit ....................          .40           .35            .40            .39
Weighted average units outstanding .......................................    3,262,185     3,262,185      3,262,185      3,262,185

Year ended December 31, 2001
Revenues .................................................................   $    4,281    $    3,424     $    2,587     $    2,837
Costs and expenses .......................................................          945         1,225          1,230          1,174
Net income ...............................................................        3,336         2,199          1,357          1,663
Net income - limited partners ............................................        2,987         1,801          1,195          1,516
Net income - general partner .............................................          349           398            162            147
Basic and diluted net income per limited partner unit ....................          .92           .55            .37            .46
Weighted average units outstanding .......................................    3,231,193     3,262,185      3,262,185      3,262,185

===============================================================================

   We have not authorized any dealer, salesperson or other person to give any information or to represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information. This prospectus does not offer to sell or ask for offers to buy any of the limited partner interests offered hereby in any jurisdictions where it is unlawful. The information in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY .......................................................     3
RISK FACTORS .............................................................    16
USE OF PROCEEDS ..........................................................    23
MARKET PRICE RANGE AND
  CASH DISTRIBUTIONS ON
  COMMON UNITS............................................................    24
CAPITALIZATION ...........................................................    25
SELECTED FINANCIAL DATA ..................................................    26
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS...........................................................    28
BUSINESS .................................................................    36
MANAGEMENT ...............................................................    45
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES .....................    48
OUR PARTNERSHIP AGREEMENT ................................................    52
TAX CONSIDERATIONS .......................................................    70
EXPERTS ..................................................................    84
LEGAL MATTERS ............................................................    84
WHERE YOU CAN FIND MORE INFORMATION ......................................    84
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ..........................    85
UNDERWRITING .............................................................    86
CONSOLIDATED FINANCIAL STATEMENTS ........................................   F-1

                             ----------------------

===============================================================================

===============================================================================


                              950,000 Common Units




                                [graphic omitted]



                              Representing Limited
                                Partner Interests







                            FRIEDMAN BILLINGS RAMSEY
                            McDONALD INVESTMENTS INC.
                              SANDERS MORRIS HARRIS


===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   Set forth below are the expenses (other than underwriting discounts and commissions) we expect to pay in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the AMEX listing fee, the amounts set forth below are estimated:

Securities and Exchange Commission registration fee .................   $  1,385
NASD filing fee .....................................................      3,458
AMEX listing fee ....................................................     21,850
Printing and engraving expenses .....................................     25,000
Legal fees and expenses .............................................    100,000
Accounting fees and expenses ........................................    150,000
Transfer agent and registrar ........................................      5,000
Miscellaneous .......................................................     43,307
                                                                        --------
    TOTAL ...........................................................   $350,000
                                                                        ========

Item 15. Indemnification of Directors and Officers

   The section of the prospectus entitled "Our Partnership Agreement-Indemnification" is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement,
Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

   As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the bylaws of each of Atlas America and Resource America, provide that its officers and directors (including those who act at its request as officers of and directors of subsidiaries) shall not be personally liable to the corporations or its stockholders for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of their duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director or officer derives an improper personal benefit. In addition, they provide for indemnification of its officers and directors to the fullest extent permitted under Delaware law, including indemnification for their service as officers and directors of subsidiaries.

   Substantially the same provisions regarding indemnification are contained in the limited liability company agreement of Atlas Pipeline Partners GP, LLC, our general partner.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Atlas America, Resource America or Atlas Pipeline Partners GP, LLC pursuant to the foregoing provisions, or otherwise, Atlas America, Resource America, Atlas Pipeline and Atlas Pipeline Partners GP, LLC have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   Resource America, the corporate parent of Atlas America and indirect corporate parent of Atlas Pipeline Partners GP, LLC, maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Item 16. Exhibits and Financial Statements Schedules

   (a) Exhibits:

     1.1          Form of Underwriting Agreement

     3.1(1) Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Partners, L.P.

     3.2(1)       Certificate of Limited Partnership of Atlas Pipeline
                  Partners, L.P.

     3.2(1) Certificate of Limited Partnership of Atlas Pipeline Operating Partnership, L.P.

     4.1(1)       Form of common unit certificate

     5.1 Opinion of Ledgewood Law Firm, P.C. as to the legality of the securities being registered

     8.1          Opinion of Ledgewood Law Firm, P.C. relating to tax matters

     10.1(1) Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Operating Partnership, L.P. dated February 2, 2000.

     10.2(1) Omnibus Agreement among Atlas Pipeline Partners, L.P., Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc. and Viking Resource Corporation dated February 2, 2000.

     10.3(1) Master Natural Gas Gathering Agreement among Atlas Pipeline Partners, L.P., Atlas America Operating Pipeline Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation dated February 2, 2000.

     10.4(2) Natural Gas Gathering Agreement among Atlas Pipeline Partners, L.P., Atlas Pipeline Operating Partnership, L.P., Atlas Resources, Inc., Atlas Energy Group, Inc., Atlas Noble Corp., Resource Energy, Inc. and Viking Resources Corporation dated January 1, 2002.

     10.5(2) Credit Agreement among Atlas Pipeline Partners, L.P., Wachovia Bank, National Association and certain subsidiaries of Atlas Pipeline Partners, L.P. as guarantors dated December 27, 2002.

     10.6(2)      First Amendment to Credit Agreement dated January 31, 2003.

     10.7(2)      Second Amendment to Credit Agreement dated March 28, 2003.

     21.1(2)      Subsidiaries of Atlas Pipeline Partners, L.P.

     23.1         Consent of Grant Thornton LLP

     23.2         Consent of Ledgewood Law Firm, P.C. (contained in Exhibits
                  5.1 and 8.1)

     24.1(3)      Power of Attorney

---------------
(1) Previously filed as an exhibit to the Registration Statement on Form S-1 (Registration No. 333 85193)

(2) Previously filed as an exhibit to our Annual Report on Form 10-K for the year ended December
    31, 2002.
(3) Previously filed as an exhibit to this Registration Statement.

   (b) Financial Statement Schedules

All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or notes thereto.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

     o For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     o For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moon Township, Pennsylvania, on April 23, 2003.

                        ATLAS PIPELINE PARTNERS, L.P.


                        By: Atlas Pipeline Partners GP, LLC, its
                        General Partner


                          By: /s/ Michael L. Staines
                              --------------------------------------------
                          Michael L. Staines
                          President, Chief Operating Officer and Secretary

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities for Atlas Pipeline Partners GP, LLC on April 23, 2003.

               Signature                                  Title
               ---------                                  -----
/s/ Michael L. Staines                    President, Chief Operating Officer,
----------------------                    Secretary and Managing Board Member,
Michael L. Staines                        and as Attorney-in-Fact for:

                                              Edward E. Cohen
                                              Jonathan Z. Cohen
                                              Steven J. Kessler
                                              Nancy J. McGurk
                                              Murray S. Levin
                                              George C. Beyer, Jr.
                                              William R. Bagnell
                                              Tony C. Banks

                                 EXHIBIT INDEX

   Exhibit
      No.         Description
  ----------      -----------

     1.1          Form of Underwriting Agreement

     3.1(1) Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Partners, L.P.

     3.2(1)       Certificate of Limited Partnership of Atlas Pipeline
                  Partners, L.P.

     3.2(1) Certificate of Limited Partnership of Atlas Pipeline Operating Partnership, L.P.

     4.1(1)       Form of common unit certificate

     5.1 Opinion of Ledgewood Law Firm, P.C. as to the legality of the securities being registered

     8.1          Opinion of Ledgewood Law Firm, P.C. relating to tax matters

     10.1(1) Amended and Restated Agreement of Limited Partnership of Atlas Pipeline Operating Partnership, L.P. dated February 2, 2000.

     10.2(1) Omnibus Agreement among Atlas Pipeline Partners, L.P., Atlas Pipeline Operating Partnership, L.P., Atlas America, Inc., Resource Energy, Inc. and Viking Resource Corporation dated February 2, 2000.

     10.3(1) Master Natural Gas Gathering Agreement among Atlas Pipeline Partners, L.P., Atlas America Operating Pipeline Partnership, L.P., Atlas America, Inc., Resource Energy, Inc., and Viking Resources Corporation dated February 2, 2000.

     10.4(2) Natural Gas Gathering Agreement among Atlas Pipeline Partners, L.P., Atlas Pipeline Operating Partnership, L.P., Atlas Resources, Inc., Atlas Energy Group, Inc., Atlas Noble Corp., Resource Energy, Inc. and Viking Resources Corporation dated January 1, 2002.

     10.5(2) Credit Agreement among Atlas Pipeline Partners, L.P., Wachovia Bank, National Association and certain subsidiaries of Atlas Pipeline Partners, L.P. as guarantors dated December 27, 2002.

     10.6(2)      First Amendment to Credit Agreement dated January 31, 2003.

     10.7(2)      Second Amendment to Credit Agreement dated March 28, 2003.

     21.1(2)      Subsidiaries of Atlas Pipeline Partners, L.P.

     23.1         Consent of Grant Thornton LLP

     23.2         Consent of Ledgewood Law Firm, P.C. (contained in Exhibits
                  5.1 and 8.1)

     24.1(3)      Power of Attorney

---------------
(1) Previously filed as an exhibit to the Registration Statement on Form S-1 (Registration No. 333 85193)

(2) Previously filed as an exhibit to our Annual Report on Form 10-K for the year ended December
    31, 2002.
(3) Previously filed as an exhibit to this Registration Statement.